  As filed with the Securities and Exchange Commission on September 27, 1999

                                                     Registration No. 333-86183

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                ---------------

                             AMENDMENT NO. 2
                                      To
                                   FORM S-1
                            Registration Statement
                                     Under
                          The Securities Act Of 1933

                                ---------------

                             PORTAL SOFTWARE, INC.
            (Exact name of registrant as specified in its charter)

             Delaware                          7375                  77-0369737
  (State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
  incorporation or organization)    Classification Code Number) Identification Number)

                                ---------------

                         20883 Stevens Creek Boulevard
                          Cupertino, California 95014
                                (408) 343-4400
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                                ---------------

                              Mr. John E. Little
                     President and Chief Executive Officer
                             Portal Software, Inc.
                         20883 Stevens Creek Boulevard
                          Cupertino, California 95014
                                (408) 343-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

           J. Stephan Dolezalek, Esq.                         Kevin P. Kennedy, Esq.
             Timothy R. Curry, Esq.                            SHEARMAN & STERLING
           David A. Makarechian, Esq.                          1550 El Camino Real
            Elizabeth A.R. Yee, Esq.                       Menlo Park, California 94025
        BROBECK, PHLEGER & HARRISON LLP                           (650) 330-2200
             Two Embarcadero Place
                 2200 Geng Road
          Palo Alto, California 94303
                 (650) 424-0160

                                ---------------

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                ---------------

  If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this preliminary prospectus is not complete and  +
+may be changed. These securities may not be sold until the registration       +
+statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell nor does it seek an offer to buy +
+these securities in any jurisdiction where the offer or sale is not           +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

             Subject to Completion. Dated September 27, 1999.

                                5,000,000 Shares

                             Portal Software, Inc.

[LOGO OF PORTAL]
                                  Common Stock

                                  -----------

  Portal Software, Inc. is offering 2,100,000 shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,900,000 shares. Portal will not receive any of the proceeds from the sale of shares by the selling stockholders.

  Portal's common stock is traded on the Nasdaq National Market under the symbol "PRSF". On September 24, 1999 the last reported sale price for the common stock on the Nasdaq National Market was $42.00 per share.

  See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
   Initial price to public.....................................   $       $
   Underwriting discount.......................................   $       $
   Proceeds, before expenses, to Portal........................   $       $
   Proceeds, before expenses, to the selling stockholders......   $       $

  The underwriters may, under certain circumstances, purchase up to an additional 750,000 shares from Portal at the initial price to public less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares in New York, New York on     ,
1999.

Goldman, Sachs & Co.

         BancBoston Robertson Stephens

                  Credit Suisse First Boston

                           Donaldson, Lufkin & Jenrette

                                                               Hambrecht & Quist

                                  -----------

                         Prospectus dated      , 1999.

                           [DESCRIPTION OF ARTWORK]

Images of the different screens from Infranet.

A diagram with the word "Infranet" in the middle and spokes extending outward in all directions. Each spoke indicates an element of an Internet-based service provider's business.

A list of Portal's representative customers above Portal's logo is on the bottom right-hand side of the page.

INSIDE FRONT COVER

  The inside front cover of the prospectus has a caption centered across the top of the page which reads "Customer Management and Billing Software Solutions for Providers of Internet-Based Services."

  Along the left side of the page reading from bottom to top vertically is the phrase "Real Time." "Real Time" is embedded in a blue stripe which runs from the bottom to the top of the page vertically.

  To the right of the phrase "Real Time" and below the caption "Customer Management and Billing Software Solutions for Providers of Internet-Based Services" is the image of a clock. Imaged over the clock in the center of face is the Portal logo and below the logo is the phrase the words "Real Time No Limits" and below this caption is a list entitled "Valued Benefits." Under "Valued Benefits" there are three bullet points which read: "Rapid Service Introduction," "Effective Customer Management" and "Flexible Market Response." At approximately three o'clock on the face of the clock is a picture of a hand holding up a computer. Below this picture at approximately 4 o'clock is the caption and sentence which reads, "Support the Services. Portal lets providers of Internet-based services rapidly offer a variety of Internet-based services with flexible service bundling and pricing options, keeping pace with market demands." At approximately 7 o'clock there is a picture of a hand holding a stack of money. At approximately 8 o'clock, there is a caption and sentence which corresponds to the hand holding the stack of money that reads, "Collect the Money. Portal maintains real time subscriber account information and allows subscribers to access billing and service information directly, reducing support needs and improving satisfaction." At approximately 10 o'clock there is a picture of hand holding a mouse. At approximately 12 o'clock there is a caption and sentence which corresponds to the hand holding the mouse which reads, "Manage the Subscribers. Portal offers instant subscriber registration and service activation coupled with a range of cost-effective features designed to ensure effective customer management and marketing."

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus. Except as set forth in the consolidated financial statements or as otherwise specified in this prospectus, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                             Portal Software, Inc.

                                  Our Business

  We develop, market and support real-time, scalable customer management and billing software, or CM&B software, for providers of Internet-based services. Our Infranet software is a comprehensive solution that meets the complex, mission-critical provisioning, accounting, reporting and marketing needs of providers of Internet-based services. Our "Real Time No Limits" Infranet solution enables the real-time provisioning and reporting of services, including such functions as account creation, user authentication and authorization, activity tracking, pricing and rating, billing and customer service, including self-service, all on a scale of up to millions of users. We have built Infranet using an open architecture with fully documented application programming interfaces, or APIs, which facilitate customization, integration with existing software applications, and creation of new services by our customers, partners and third parties.

  We were founded in 1985 as an on-line service and one of the first Internet service providers, or ISPs, and we began focusing in late 1993 on developing and marketing real-time CM&B software for the Internet. We shipped the first generally available version of Infranet in May 1996. Our approximately 130 Infranet customers include ISPs, such as Concentric Network Corporation and UUNET Technologies, Inc.; on-line enterprises, such as Juno Online Services, Inc. and 3Com Corporation's Palm.net; and on-line divisions of telecommunications carriers, such as BellSouth Corp. and U S West, Inc.

                             Our Market Opportunity

  Providers of Internet-based services and telecommunications carriers are demanding enhanced capabilities from their CM&B systems as the relentless pace of change and innovation mandates a new level of CM&B performance and functionality. Existing CM&B systems used by many traditional telecommunications carriers are not designed to accommodate "always on", data-oriented services and can generally be characterized as:

  . inflexible;

  . capable only of periodic processing or "batch-oriented";

  . proprietary;

  . centralized; and

  . difficult to scale in an Internet environment.

Existing CM&B solutions have significant difficulties in adapting to the needs of providers of Internet-based services that continually introduce new services and programs.

  We believe that providers of Internet-based services will increasingly require a CM&B solution that is real-time, distributed, scalable, flexible and easily adaptable to a vast number of emerging products and services. Infranet is designed to meet the critical functional requirements of scalability, enterprise-wide integration, including interoperability with legacy systems, comprehensive functionality, ease of use, flexibility and improved time to market. This enables service providers to capture the business benefits of increased revenue, reduced costs and improved customer service.

                                  Our Strategy

  Our strategy is to establish Portal as the CM&B platform of choice for providers of Internet-based services. Key elements of this strategy are:

  Extend Market Leadership Position. Our objective is to extend our position as a leader in the Internet-based CM&B market to establish Portal as the broad platform of choice for providers of Internet-based services. We intend to take advantage of our technological leadership, strategic partnerships, significant customer relationships, broad-based sales and marketing efforts and scalable business model to create a widespread customer base that will be difficult for potential competitors to penetrate.

  Target Leading Providers of Advanced Communications Services Worldwide. The scalability and flexibility of Infranet enables us to target a broad range of providers of Internet-based services, including on-line service divisions of major telecommunications providers worldwide, on-line service providers and companies that use the Internet to provide entirely new types of communications services.

  Build a Long-Term, High Margin, Software-Driven Business Model. The scalability, comprehensive functionality and extensibility of Infranet, combined with our strategic partnerships, are designed to allow us to achieve and maintain a high margin, software-driven business, rather than the service-intensive, customer-specific approach of many of our competitors.

  Leverage Partnerships and Alliances with Systems Integrators, and with Platform, Software and Services Providers. We have established a series of partnerships and alliances with systems integrators, such as Andersen Consulting LLP, Cap Gemini Group, NTT Software Corporation and PricewaterhouseCoopers LLP and hardware platform, software and services providers, such as Cisco Systems, Inc., Compaq Corporation, Hewlett-Packard Company, Microsoft Corporation, Oracle Corporation and Sun Microsystems, Inc. We believe that our partnership strategy is unique in breadth and scope within our market, provides us with a competitive advantage and serves as a "force multiplier" which leverages our own internal capabilities.

  Grow with Customers and the Internet. Our strategy is to maximize opportunities for long-term revenue growth by targeting service providers with excellent growth prospects and capitalizing on additional sales opportunities with our customers through the addition of subscribers, add-on component sales, additional service revenues and maintenance and support agreements. We intend to continue to evolve and refine our business to track the growth of Internet-based services, so that as these services proliferate, our revenue growth opportunities will also increase.

                             Corporate Information

  Portal Software, Inc. was incorporated in California in March 1994 as Portal Information Network, Inc. In December 1995, Portal Communications Company, a company founded by John E. Little, Portal's Chief Executive Officer, and incorporated in California in May 1985, was merged with and into Portal Information Network, Inc. In October 1997, Portal Information Network, Inc. changed its name to Portal Software, Inc. Portal Software, Inc. reincorporated in Delaware in April 1999. References in this prospectus to "Portal", "we", "our" and "us" refer to Portal Software, Inc., a Delaware corporation, its predecessors, and each of its subsidiaries. Portal's principal executive offices are located at 20883 Stevens Creek Boulevard, Cupertino, California 95014 and Portal's telephone number is (408) 343-4400. Information contained on Portal's Web site does not constitute part of this prospectus.

  Portal(R) and Infranet(R) are registered trademarks of Portal and the Portal logo, Infranet IPT(TM), Real Time No Limits(TM), Infranet FreeServ(TM) and Infranet DNA(TM) are trademarks of Portal. Each trademark, tradename or service mark of any other company appearing in this prospectus belongs to its holder.

                                  The Offering

Common stock offered by Portal........................ 2,100,000 shares

Common stock offered by the selling stockholders. .... 2,900,000 shares

Common stock to be outstanding after the offering .... 77,540,381 shares

Use of proceeds....................................... For general corporate purposes, working
                                                       capital, including sales
                                                       and marketing
                                                       activities, product
                                                       development and support
                                                       and capital
                                                       expenditures. See "Use
                                                       of Proceeds". Portal
                                                       will not receive any
                                                       proceeds from the sale
                                                       of common stock by any
                                                       selling stockholders.

Nasdaq National Market symbol......................... PRSF

The common stock outstanding after this offering excludes:
  . 9,562,830 shares of common stock issuable upon exercise of stock options and warrants outstanding as of July 31, 1999 at a weighted average exercise price of $7.09 per share;

  . 4,028,872 shares of common stock available for grant under our 1999 Stock
    Incentive Plan; and

  . 1,800,000 shares of common stock reserved for issuance under our 1999
    Employee Stock Purchase Plan.

  See "Capitalization", "Management--Benefit Plans", "Description of Capital Stock" and Note 6 of Notes to Consolidated Financial Statements.
                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

                                                                                Six Months
                                      Year Ended January 31,                  Ended July 31,
                          --------------------------------------------------  ----------------
                             1995       1996      1997      1998      1999     1998     1999
                          ----------- --------  --------  --------  --------  -------  -------
                          (unaudited)                                           (unaudited)
Consolidated Statement
 of Operations Data:
Total revenues..........   $  1,517   $  1,862  $  5,045  $  9,416  $ 26,669  $ 8,353  $35,975
Total costs and
 expenses...............      1,717      2,347     7,299    16,802    43,797   15,145   46,274
Loss from operations....       (200)      (485)   (2,254)   (7,386)  (17,128)  (6,792) (10,299)
Net loss................       (197)      (535)   (2,274)   (7,587)  (17,408)  (6,656)  (6,310)
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                            $  (0.30)  $(0.12) $ (0.10)
                                                                    ========  =======  =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                              58,084   55,687   66,244
                                                                    ========  =======  =======

                                                               July 31, 1999
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
                                                                 (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................................. $ 71,044  $154,360
Working capital............................................   84,847   168,163
Total assets...............................................  139,898   223,214
Long-term obligations, net of current portion..............    2,119     2,119
Stockholders' equity.......................................   95,502   178,818

  The consolidated balance sheet data is set forth on an actual basis and as adjusted to reflect the sale of 2,100,000 shares of common stock in this offering at the assumed initial price to public of $42.00 per share and after deducting the estimated underwriting discount and the estimated offering expenses. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

  You should carefully consider the risks and uncertainties described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that may adversely affect our company.


                         Risks related to our business

It is difficult to predict our business because we have a limited history operating as a provider of CM&B software

  Our results of operations for the six months ended July 31, 1999 contained in this prospectus are not necessarily indicative of our results for the fiscal year ending January 31, 2000 or any other future period. Moreover, Portal has a relatively brief operating history as a provider of CM&B software and had no meaningful license revenue until 1996. Therefore, Portal will experience the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including those discussed below and in Management's Discussion and Analysis of Financial Condition and Results of Operations. Our business strategy may not prove successful and we may not successfully address these risks.

We have not achieved profitability and expect to continue to incur net losses for at least the next several quarters

  In order to become profitable, we must increase our revenues. We may not be able to increase or even maintain our revenues, and we may not achieve sufficient revenues or profitability in any future period. We incurred net losses of approximately $6.3 million for the six months ended July 31, 1999, $17.4 million for fiscal year 1999, $7.6 million for fiscal year 1998 and $2.3 million for fiscal year 1997. We have not achieved profitability and expect to continue to incur net losses for at least the next several quarters even if sales of our CM&B software continue to grow.

  In addition, we expect to significantly increase our sales and marketing, product development and administrative expenses. As a result, we will need to generate significant revenues from sales of Infranet to achieve and maintain profitability. We expect that we will face increased competition which will make it more difficult to increase our revenues. Even if we are able to increase revenues, we may experience price competition which would lower our gross margins and our profitability. Another factor that will lower our gross margins is any increase in the percentage of our revenues that is derived from indirect channels and from services, both of which generally have lower margins.

  If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our quarterly operating results may fluctuate in future periods and we may fail to meet expectations

  Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, our operating results may be below the expectations of public market analysts and investors, and the price of our common stock may fall. Factors that could cause quarterly fluctuations include:

  . variations in demand for our products and services;

  . the timing and execution of individual contracts, particularly large contracts that would materially affect our operating results in a given quarter;

  . the timing of sales of our products and services;

  . our ability to develop and attain market acceptance of enhancements to Infranet and new products and services;

  . delays in introducing new products and services;

  . new product introductions by competitors;

  . changes in our pricing policies or the pricing policies of our competitors;

  . the mix of products and services sold;

  . the mix of sales channels through which our products and services are sold;

  . the mix of domestic and international sales;

  . costs related to acquisitions of technologies or businesses;

  . the timing of releases of new versions of third-party software and hardware products that work with our products;

  . our ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development, technical support and other management personnel;

  . our ability to expand our operations;

  . the amount and timing of expenditures related to expansion of our operations; and

  . global economic conditions generally as well as those specific to ISPs and other providers of Internet-based services.

  We have difficulty predicting the volume and timing of orders. For example, substantially all of our future revenues will come from licenses of Infranet and related services, and the market for this product is in its early stages of development and is therefore unpredictable. In any given quarter, our sales have involved, and we expect will continue to involve, large financial commitments from a relatively small number of customers. As a result, the cancellation or deferral of even a small number of licenses of Infranet would reduce our revenues, which would adversely affect our quarterly financial performance. Also, we have often booked a large amount of our sales in the last month of the quarter and often in the last week of that month. Accordingly, delays in the closing of sales near the end of a quarter could cause quarterly revenue to fall substantially short of anticipated levels. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

  We record as deferred revenue fees from contracts that do not meet our revenue recognition policy requirements. While a portion of our revenues each quarter is recognized from deferred revenue, our quarterly performance will depend primarily upon entering into new contracts to generate revenues for that quarter. New contracts that we enter into may not result in revenue in the quarter in which the contract was signed, and we may not be able to predict accurately when revenues from these contracts will be recognized.

  We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, develop new distribution channels and fund greater levels of research and development. We determine our operating expenses largely on the basis of anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue could cause significant variations in our operating results from quarter-to-quarter and could result in substantial operating losses.

  Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

It is difficult to predict the timing of individual orders because Infranet has a long and variable sales cycle

  To date, the sales cycle for Infranet has been three to six months or more. The long sales and implementation cycles for Infranet may cause license revenues and operating results to vary significantly from period to period. Along with systems integrators and our other distribution partners, we spend significant time educating and providing information to our prospective customers regarding the use and benefits of Infranet. Even after purchase, our customers tend to deploy Infranet slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy Infranet. See "--Our quarterly operating results may fluctuate in future periods and we may fail to meet expectations" and "Business--Sales and Marketing".

Our business depends on the commercial acceptance of Infranet, and it is uncertain to what extent the market will accept this product

  Our future growth depends on the commercial success of Infranet. Substantially all of our licensing revenues are derived from Infranet. Our business will be harmed if our target customers do not adopt and purchase Infranet. The market for Internet-based CM&B software is in its early stages of development. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced versions of Infranet. We are not certain that our target customers will widely adopt and deploy Infranet as their CM&B solution. In the future we may not be successful in marketing Infranet or any new or enhanced products or services. Our future revenues will also depend on our customers licensing software for additional applicants or for additional subscribers. Their failure to do so could harm our business.

  Significant technical challenges arise in our business because many of our customers purchase and implement Infranet in phases, deploy Infranet across a variety of computer hardware platforms and integrate it with a number of legacy systems, third-party software applications and programming tools. Implementation currently requires participation by our professional services group, which has significantly limited resources. Some customers may also require us to develop costly customized features or capabilities, which increase our costs and consume our limited customer service and support resources. Also, revenues we derive from our services business have a significantly lower margin than revenues derived from licensing Infranet. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services support, our operating margins could be harmed.

We must hire and retain qualified sales personnel to sell Infranet

  Our financial success and our ability to increase revenues in the future depend considerably upon the growth and productivity of our direct sales force which has historically generated a majority of our license revenues. This productivity and growth will depend to a large degree on our success in recruiting, training and retaining additional direct salespeople. There is a shortage of direct sales personnel with the skills and expertise necessary to sell our products. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate.

  In addition, because we currently rely on indirect sales for a significant portion of our market opportunities, we may miss sales opportunities that are available through other sales distribution methods and other sources of leads, such as domestic and foreign resellers and value-added resellers. In the future, we intend to augment our indirect sales distribution methods through additional third-party distribution arrangements. However, there is no guarantee that we will successfully augment these arrangements or that the expansion of indirect sales distribution methods will increase revenues. We may be at a serious competitive disadvantage if we fail to enhance these indirect sales channels. See "Business--Sales and Marketing".

We also use systems integrators and other strategic relationships to implement and sell Infranet

  We have entered into relationships with third-party systems integrators, as well as with hardware platform and software applications developers and service providers. We have derived, and anticipate that we will continue to derive, a significant portion of our revenues from customers that have significant relationships with our market and platform partners. We could lose sales opportunities if we fail to work effectively with these parties or fail to grow our base of market and platform partners.

  Many of these partners also work with competing software companies, and our success will depend on their willingness and ability to devote sufficient resources and efforts to marketing our products versus the products of others. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, or at all. Our agreements with these parties typically are in the form of nonexclusive referral fee or reseller agreements that may be terminated by either party without cause or penalty and with limited notice. Therefore, there is no guarantee that any single party will continue to market our products. If these relationships fail, we will have to devote substantially more resources to the distribution, sales and marketing, implementation and support of Infranet than we would otherwise, and our efforts may not be as effective as those of our partners, either of which would harm our business.

Our quarterly revenue is generated from a limited number of customers and our customer base is concentrated and the loss of one or more of our customers could cause our business to suffer

  A substantial portion of our license and services revenues in any given quarter has been, and is expected to continue to be, generated from a limited number of customers with large financial commitments. As a result, if a large contract is cancelled or deferred or an anticipated contract does not materialize, our business would be harmed. We have initially targeted large ISPs, including on-line divisions of telecommunications carriers and other providers of Internet-based services. Some of the industries we have targeted are consolidating, which could reduce the number of potential customers available to us. See "Business--Customers".

Our business will suffer dramatically if we fail to successfully manage our growth

  Our ability to successfully offer Infranet and new products and services in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. Our business will suffer dramatically if we fail to effectively manage this growth. On July 31, 1999, we had more than 412 employees, compared to a total of 242 employees on January 31, 1999. We expect to continue to hire new employees at a rapid pace. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources and on our internal training capabilities. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Although we have entered into a lease for new facilities for our headquarters in Cupertino, California, we expect that we will have to continue to expand our facilities, and we may face difficulties and significant expenses identifying and moving into suitable office space.

Our significant international operations and our planned expansion of our international operations make us much more susceptible to risks from international operations

  For the six months ended July 31, 1999 and the year ended January 31, 1999, we derived approximately 31% and 27% of our revenue, respectively, from sales outside North America. As a result, we face risks from doing business on an international basis, including, among others:

  . reduced protection for intellectual property rights in some countries;

  . licenses, tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . longer sales and payment cycles;

  . greater difficulties in collecting accounts receivable;

  . political and economic instability;

  . seasonal reductions in business activity;

  . potentially adverse tax consequences;

  . compliance with a wide variety of complex foreign laws and treaties; and

  . variance and unexpected changes in local laws and regulations.

  We currently have offices in a number of foreign locations, including Australia, France, Germany, Hong Kong, Japan, Spain and the United Kingdom and plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, we have sold Infranet internationally for only a few years and we have limited experience in developing localized versions of Infranet and marketing and distributing them internationally.

  Further, our international revenues are denominated in U.S. dollars. Therefore, a strengthening of the dollar versus other currencies could make our products less competitive in foreign markets or collection of receivables more difficult. We do not currently engage in currency hedging activities.

  To the extent that we are unable to successfully manage expansion of our business into international markets due to any of the foregoing factors, our business could be adversely affected.

Acquisitions of companies or technologies may result in disruptions to our business and management due to difficulties in assimilating personnel and operations

  Although we have not done so in the past, we may make acquisitions or investments in other companies, products or technologies. If we make any acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

Our proprietary rights may be inadequately protected, and there is a risk of infringement

  Our success and ability to compete depend substantially upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Others may develop technologies that are similar or superior to our technology. Moreover, as the number of competitors in our industry segments grow and the functionality of products in different industry segments overlaps, we expect that our software products may in the future become subject to third party infringement claims. Some of our competitors in the market for CM&B software may have filed or may intend to file patent applications covering aspects of their technology upon which they may claim our technology infringes. We cannot be certain that any of these competitors will not make a claim of infringement against us with respect to our products and technology. Any litigation, brought by us or by others, could be time-consuming and costly and could divert the attention of our technical and management personnel. In addition, litigation could cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, or at all, and could have a material and adverse impact on our gross margins and profitability. If a successful claim of product infringement were made against us, our business could be significantly harmed. See "Business--Intellectual Property".

Our business will suffer if our software contains errors or our product development is delayed

  We face possible claims and higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the "mission critical" nature of Infranet, undetected errors are of particular concern. Computer software such as ours always contains undetected errors. The implementation of Infranet, which we accomplish through our services division and with our partners, typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no cost. If our software contains significant undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner we could experience:

  . loss of or delay in revenues and loss of market share;

  . loss of customers;

  . failure to achieve market acceptance;

  . diversion of development resources;

  . injury to our reputation;

  . increased service and warranty costs;

  . legal actions by customers against us; and

  . increased insurance costs.

  Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, these contractual limitations on liability may not be enforceable, particularly if the damages relate to Year 2000 liability and we may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers' internal systems. A product liability claim, whether or not successful, could harm our business by increasing our costs, damaging our reputation and distracting our management.

  In the past we have failed to release certain new products and upgrades on time. These delays may result in:

  . customer dissatisfaction;

  . cancellation of orders and license agreements;

  . negative publicity;

  . loss of revenues;

  . slower market acceptance; or

  . legal action by customers against us.

Our business may be harmed if we are unable to develop, license or acquire new products or enhancements to Infranet on a timely and cost-effective basis, or if these products or enhancements are not accepted by the market. See "Business--Products and Services".

Year 2000 issues present technological risks, could cause disruption to our business and could harm sales of Infranet

  Concern over, and problems associated with the impact of the occurrence of the Year 2000 on our software products, internal systems, customers, suppliers and the overall software industry could affect our future operating results in several ways. Errors or defects that affect the operation of our software could result in:

  . delay or loss of revenue;

  . cancellation of customer contracts;

  . diversion of development resources;

  . damage to our reputation;

  . increased service and warranty costs; and

  . litigation costs.

  We are still in the process of completing our Year 2000 readiness plans, tests and analyses and face uncertainty as a result. Infranet operates in complex network environments and directly and indirectly interacts with a number of other hardware and software systems. Our software also interfaces with third-party systems, such as credit card processing services and customer-specific modifications that our service providers, third-party integrators and customers have created to be used with Infranet. Despite preliminary investigation and testing by us and our partners, Infranet and the underlying systems and protocols running it may contain previously undetected errors or defects associated with Year 2000 date functions. Furthermore, our testing to date has been limited to the current version of Infranet and two prior releases of Infranet. Several of our customers may continue to use versions of Infranet that predate these versions of the product. We may not identify all Year 2000 failures in our partners' products. We have attempted to ascertain which release or releases of our partners' products are Year 2000 compliant.

  To date, Portal has received compliance information from most of its material partners. However, Portal may be unable to obtain compliance information from all of these partners. Moreover, our partners may detect errors in their products after previously indicating that their products are Year 2000 compliant. Such revelations by our partners, have occurred in the past and may occur in the future; and these revelations have and could cause us to make changes in our products in response. In addition, some of our customers elect to integrate Infranet with interfaces not ordinarily supported by Portal. This integration, whether performed by Portal, the customer or a third party systems integrator, is also not within the scope of Portal's in-house testing efforts. Portal has advised all customers that they must independently test these integrations for Year 2000 compliance.

  We also are in the process of evaluating and assessing Year 2000 compliance of many of our internal systems. Accordingly, we are unable to predict to what extent our business may be affected if our software, the systems that operate in conjunction with our software or our internal systems experience a material Year 2000 failure.

  The purchasing patterns of our customers and potential customers based on Year 2000 issues may make it difficult to predict future sales of Infranet. Many companies are deferring software purchases until after January 1, 2000. Other companies are accelerating purchases of software products prior to 2000 which could cause an increase in short-term demand from those customers and a possible decrease in future demand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

We incorporate software licensed from third parties into Infranet and any significant interruption in the availability of these third-party software products or defects in these products could harm our business in the short-term

  Portions of Infranet incorporate software developed and maintained by third-party software vendors, such as operating systems, tools and database vendors. We expect that we may have to incorporate software from third party vendors and developers to a larger degree in our future products. Any significant interruption in the availability of these third-party software products or defects in these products or future products could harm our sales unless and until we can secure another source. We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The absence of, or any significant delay in, the replacement of that functionality could result in delayed or lost sales and increased costs and could harm our business in the short-term.

Our officers and directors will be able to exert significant control on Portal

  Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 62.8% of our outstanding common stock following the completion of this offering. In addition, Cisco, which owns 3,000,000 shares of common stock, has agreed in certain circumstances to vote all shares of common stock it owns, in the event that the board of directors of Portal approves a sale of substantially all of the assets of Portal, or a merger in which Portal is not the surviving corporation, in proportion to the vote of all of the stockholders of Portal. This may further enhance our officers' and directors' ability to exert control over Portal. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal and Selling Stockholders" and "Description of Capital Stock--Private Placement".

We are subject to anti-takeover provisions that could delay or prevent an acquisition of our company

  Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. Further, without any further vote or action on the part of the stockholders, our board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if it is ever issued, may have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

  Certain provisions of our amended and restated certificate of incorporation and bylaws and the Delaware General Corporation Law may delay or impede a merger, tender offer or proxy contest involving Portal. Furthermore, the board of directors is divided into three classes, only one of which is elected each year. Directors may only be removed by the affirmative vote of 66 2/3% or greater of all classes of voting stock, and the removal must be for cause. These factors may further delay or prevent a change of control of Portal.

  In addition, we have entered into an agreement with Cisco that could delay or prevent us from being acquired. Subject to certain limitations, if we enter into negotiations with certain third parties regarding a potential merger, acquisition or other business combination, we must notify Cisco of that potential transaction no later than seven days prior to executing a definitive agreement. Cisco has seven days from the date of our notification to prepare its own offer for consideration by us and our board of directors. See "Description of Capital Stock--Private Placement".

We do not intend to pay dividends on our common stock

  We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy".

                       Risks related to the CM&B industry

Our future success will depend on our ability to manage technological change

  The market for CM&B software and services and Internet applications is characterized by:

  . rapid technological change;

  . frequent new product introductions;

  . changes in customer requirements; and

  . evolving industry standards.

Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers.

  Infranet is designed to work on a variety of hardware and software platforms used by our customers. However, Infranet may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments, accounting and other systems that our customers use. We must constantly modify and improve our products to keep pace with changes made to these platforms and to back-office applications and other Internet-related applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may harm our business. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete, which would harm our business.

The markets in which we sell our product are highly competitive and we may not be able to compete effectively

  We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition from providers of traditional CM&B software such as Amdocs Limited, Kenan Systems Corporation, which was recently acquired by Lucent Technologies, Inc., LHS Group Inc. and Saville Systems PLC, which was recently acquired by ADC Telecommunications, Inc.; emerging providers of Internet-specific billing software, such as Belle Systems S/A, Solect Technology Group and TAI Corporation, which was recently acquired by Convergys Corporation; and proprietary systems developed by providers of Internet-based services. We also compete with systems integrators and with internal MIS departments of larger telecommunications carriers. We are aware of numerous other major ISPs, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with Infranet. We anticipate continued growth and competition in the on-line services and telecommunications industries and the entrance of new competitors into the CM&B software market, and that the market for our products and services will remain intensely competitive. We expect that competition will increase in the near term and that our primary long-term competitors may have not yet entered the market. Many of our current and future competitors have significantly more personnel and greater financial, technical, marketing and other resources than we do.

  Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, current and potential competitors have greater name recognition and more extensive customer bases that they can use to compete more effectively. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could harm our business. See "Business--Competition".

Our business substantially depends upon the continued growth of the Internet and Internet-based services

  We sell Infranet to organizations providing Internet-based services. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the Internet as an effective medium of commerce and communication. Rapid growth in the use of the Internet and on-line services is a recent phenomenon and it may not continue. As a result, a broad base of regular Internet users may not develop, and the market may not accept recently introduced services and products that rely upon the Internet, such as Infranet.

Future regulation of the Internet may slow its growth, resulting in decreased demand for our products and services and increased costs of doing business

  Due to the increasing popularity and use of the Internet, it is possible that state and federal regulators could adopt laws and regulations that may impose additional burdens on those companies conducting business on-line.

  The growth and development of the market for Internet-based services may prompt calls for more stringent consumer protection laws. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business, or otherwise harm our business. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Our costs could increase and our growth could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other on-line services.

Our future success depends on our ability to attract and retain additional personnel, particularly qualified sales personnel

  We intend to hire a significant number of additional sales, support, marketing, administrative and research and development personnel in 1999 and beyond. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our business cannot continue to grow if we cannot attract qualified personnel. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of our existing customers. Hiring qualified customer service and support personnel, as well as sales, marketing, administrative and research and development personnel, is very competitive in our industry, particularly in the San Francisco Bay Area, where Portal is headquartered, due to the limited number of people available with the necessary technical skills and understanding of the Internet. We may experience greater difficulty attracting these personnel with equity incentives as a public company than we did as a privately held company. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel in general, and on the services of John E. Little, our President and Chief Executive Officer, and David S. Labuda, our Chief Technology Officer, in particular. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will.

                         Risks related to this offering

We have substantial discretion as to how to use the proceeds from this offering

  Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return. See "Use of Proceeds".

The price of our common stock has been, and will be, volatile

  The trading price of our common stock has fluctuated in the past and will fluctuate in the future. This future fluctuation could be a result of a number of factors, many of which are outside our control. Some of these factors include:

  . quarter-to-quarter variations in our operating results;

  . failure to meet the expectations of industry analysts;

  . changes in earnings estimates by analysts;

  . announcements and technological innovations or new products by us or our competitors;

  . increased price competition;

  . developments or disputes concerning intellectual property rights; and

  . general conditions in the Internet industry.

  In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many Internet and computer software companies, including ours, and which have often been unrelated to the operating performance of these companies or our company. Decreases in the trading price of stocks of technology companies are often precipitious. Moreover, of the 75,440,381 currently outstanding shares, approximately 34,570,557 shares are currently subject to lockup agreements in connection with this offering that prohibit their sale in the public market until 90 days after the effective date of this offering. In addition, approximately 29,989,640 shares are currently subject to lockup agreements in connection with our initial public offering that prohibit their sale in the public market until November 2, 1999. If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of our common stock could fall.

Future sales of shares could affect our stock price

  If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 77,540,381 shares of common stock, based upon 75,440,381 shares outstanding as of July 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after July 31, 1999. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable. The 4,600,000 shares sold in our initial public offering are freely
tradable.   Of the remaining shares, 29,989,640 shares, which are currently subject to lockup agreements related to our initial public offering, are eligible for sale in the public market beginning November 2, 1999 and 34,570,557 shares, which are currently subject to lockup agreements related to this offering, will be eligible for sale in the public market beginning 90 days after the effective date of this offering.

This prospectus contains forward-looking statements; these statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control

  This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

  The net proceeds to Portal from the sale and issuance of the 2,100,000 shares of common stock offered by Portal will be $83,316,000 (approximately $113,286,000 if the underwriters' over-allotment option is exercised in full), at the assumed initial price to public of $42.00 per share after deducting the underwriting discount and estimated offering expenses. Portal is conducting this offering primarily to increase its working capital. Portal intends to use the net proceeds for general corporate purposes, including sales and marketing activities, product development and support and capital expenditures.
  Portal may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Portal has no agreements or commitments with respect to any acquisition or investment, and it is not involved in any negotiations with respect to any transaction. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities. Portal will not receive any proceeds from the sale of stock by the selling stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                          PRICE RANGE OF COMMON STOCK

  Portal common stock has been quoted on the Nasdaq National Market under the symbol PRSF since Portal's initial public offering in May 1999. Prior to such time, there was no public market for the common stock of Portal. The following table sets forth, for the periods indicated, the high and low sale prices per share of the common stock as reported on the Nasdaq National Market.

                                                                   High   Low
Fiscal Year 2000                                                  ------ ------
  Second Quarter (from May 6, 1999).............................. $59.93 $27.75
  Third Quarter (to September 24, 1999).......................... $54.50 $35.75

  On September 24, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $42.00 per share. As of August 3, 1999, there were approximately 599 stockholders of record of the common stock.

                                DIVIDEND POLICY

  Portal has never declared or paid dividends on its capital stock and does not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of Portal's board of directors after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs and plans for expansion. Portal's line of credit arrangement with Imperial Bank prohibits the payment of dividends by Portal without Imperial Bank's consent.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Portal as of July 31, 1999, on an actual basis; and as adjusted to reflect the net proceeds from the sale of 2,100,000 shares of common stock offered by Portal in this offering at the assumed offering price of $42.00 per share and after deducting the underwriting discount and the estimated offering expenses. This table should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this prospectus.

                                                              July 31, 1999
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands,
                                                           except share and per
                                                              share amounts)
Current portion of long-term obligations.................  $    479   $    479
                                                           ========   ========
Long-term obligations, excluding current portion.........  $  2,119   $  2,119
Stockholders' equity:
Convertible preferred stock: 5,000,000 shares, $0.001 par
 value per share, authorized, actual and as adjusted;
 no shares, issued and outstanding, actual and as
 adjusted................................................       --         --
Common stock: 250,000,000 shares, $0.001 par value per
 share, authorized, actual and as adjusted; 75,440,381
 shares, issued and outstanding, actual; 77,540,381
 shares, issued and outstanding, as adjusted.............        75         78
Additional paid-in capital...............................   139,546    222,859
Net unrealized loss on investments and other.............       (66)       (66)
Notes receivable from stockholders.......................      (359)      (359)
Deferred stock compensation..............................    (9,445)    (9,445)
Accumulated deficit......................................   (34,249)   (34,249)
                                                           --------   --------
Stockholders' equity.....................................    95,502    178,818
                                                           --------   --------
Total capitalization.....................................  $ 97,621   $180,937
                                                           ========   ========

  The number of shares of common stock outstanding as of July 31, 1999 excludes:

  . 9,562,830 shares of common stock issuable upon exercise of stock options and warrants outstanding at a weighted average exercise price of $7.09 per share;

  . 4,028,872 shares of common stock available for grant under the 1999 Stock
    Incentive Plan; and

  . 1,800,000 shares of common stock reserved for issuance under Portal's
    1999 Employee Stock Purchase Plan.

See "Management--Benefit Plans", "Description of Capital Stock" and Note 6 of Notes to Consolidated Financial Statements.

                                    DILUTION

  The net tangible book value (deficit) of Portal at July 31, 1999, was approximately $91,692,000, or $1.22 per share. Net tangible book value (deficit) per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the shares of common stock offered in this offering at an assumed offering price of $42.00 per share, and after deducting the underwriting discount and estimated offering expenses, Portal's net tangible book value at July 31, 1999 would have been $175,008,000, or $2.26 per share. This represents an immediate increase in net tangible book value of $1.04 per share to existing stockholders and an immediate dilution of $39.74 per share to new investors purchasing shares of common stock in this offering. Dilution is defined as the reduction in the proportion of income, or earnings per share, to which each share is entitled due to the issuance of additional shares. With the sale and issuance of 2,100,000 shares in this offering, existing stockholders will suffer an immediate reduction in the net tangible book value of their shares because such additional shares decrease the percentage ownership of the existing stockholder. The following table illustrates this dilution:

Initial price to public...........................................        $42.00
  Net tangible book value (deficit) per share prior to the
   offering....................................................... $ 1.22
  Increase per share attributable to new investors................   1.04
                                                                   ------
Pro forma net tangible book value per share after the offering....          2.26
                                                                          ------
Dilution per share to new investors...............................        $39.74
                                                                          ======

  The following table summarizes, as of July 31, 1999, the total number of shares and consideration paid to Portal and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial price to public of $42.00 per share (before deducting the estimated underwriting discount and estimated offering expenses):

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 75,440,381   97.3% $122,907,000   58.2%    $ 1.63
New investors.............  2,100,000    2.7    88,200,000   41.8     $42.00
                           ----------  -----  ------------  -----
Totals.................... 77,540,381  100.0% $211,107,000  100.0%    $ 2.72
                           ==========  =====  ============  =====

  The foregoing computations are based on the number of shares of common stock outstanding as of July 31, 1999 and exclude:

  . 9,562,830 shares of common stock issuable upon exercise of stock options and warrants outstanding at a weighted average exercise price of $7.09 per share;

  . 4,028,872 shares of common stock available for grant under the 1999 Stock
    Incentive Plan; and

  . 1,800,000 shares of common stock reserved for issuance under the 1999
    Employee Stock Purchase Plan.

  To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Capitalization", "Management-- Benefit Plans", "Description of Capital Stock" and Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Portal Software, Inc. and the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the fiscal years ended January 31, 1997, 1998 and 1999 and the consolidated balance sheet data at January 31, 1998 and 1999 have been derived from audited consolidated financial statements of Portal Software, Inc. included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, Independent Auditors. The consolidated statement of operations data for the year ended January 31, 1996 and the consolidated balance sheet data at January 31, 1996 and 1997, are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the year ended January 31, 1995 and the consolidated balance sheet data at January 31, 1995 are unaudited. The consolidated statement of operations data for the six month periods ended July 31, 1998 and 1999 and the balance sheet data as of July 31, 1998 and 1999 are derived from unaudited financial statements of Portal Software, Inc. included elsewhere in this prospectus and include all adjustments consisting only of normal, recurring adjustments, which we consider necessary for a fair presentation of that data. The basic and diluted net loss per share and the pro forma basic and diluted net loss per share computation excludes potential shares of common stock (options and common stock) subject to repurchase rights held by Portal and warrants, since their effect would be antidilutive. Pro forma basic and diluted net loss per share reflect the conversion of preferred stock into common stock from the date of original issuance. See Note 1 of Notes to Consolidated Financial Statements for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                               Six Months
                                      Year Ended January 31,                 Ended July 31,
                          -------------------------------------------------  ----------------
                             1995      1996     1997      1998      1999      1998     1999
                          ----------- ------  --------  --------  ---------  -------  -------
                          (unaudited)                                          (unaudited)
                                     (in thousands, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues:
  License fees..........    $  --     $  --   $  3,944  $  6,892  $  13,536  $ 4,061  $21,715
  Services..............     1,517     1,862     1,101     2,524     13,133    4,292   14,260
                            ------    ------  --------  --------  ---------  -------  -------
   Total revenues.......     1,517     1,862     5,045     9,416     26,669    8,353   35,975
                            ------    ------  --------  --------  ---------  -------  -------
Costs and expenses:
  Cost of license fees..       --         13        62       970        458      146      506
  Cost of services......       791       267       518     2,152      9,425    2,874    8,990
  Research and
   development..........       432       517     2,527     5,628     11,252    4,667   10,456
  Sales and marketing...       --         44     2,371     5,436     14,112    5,141   16,157
  General and
   administrative.......       494     1,506     1,821     2,616      6,253    1,987    5,154
  Amortization of
   deferred stock
   compensation.........       --        --        --        --       2,297      330    5,011
                            ------    ------  --------  --------  ---------  -------  -------
   Total costs and
    expenses............     1,717     2,347     7,299    16,802     43,797   15,145   46,274
                            ------    ------  --------  --------  ---------  -------  -------
Loss from operations....      (200)     (485)   (2,254)   (7,386)   (17,128)  (6,792) (10,299)
Interest income
 (expense) and other
 income, net............         3       (50)      (20)     (201)       435      151    4,805
                            ------    ------  --------  --------  ---------  -------  -------
Loss before income
 taxes..................      (197)     (535)   (2,274)   (7,587)   (16,693)  (6,641)  (5,494)
Provision for income
 taxes..................       --        --        --        --        (715)     (15)    (816)
                            ------    ------  --------  --------  ---------  -------  -------
Net loss................    $ (197)   $ (535) $ (2,274) $ (7,587) $ (17,408) $(6,656) $(6,310)
                            ======    ======  ========  ========  =========  =======  =======
Basic and diluted net
 loss per share ........    $(0.10)   $(0.16) $  (0.18) $  (0.37) $   (0.59) $ (0.24) $ (0.13)
                            ======    ======  ========  ========  =========  =======  =======
Shares used in computing
 basic and diluted net
 loss per share.........     2,017     3,394    12,432    20,786     29,531   27,234   50,224
                            ======    ======  ========  ========  =========  =======  =======
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                          $   (0.30) $ (0.12) $ (0.10)
                                                                  =========  =======  =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                             58,084   55,687   66,244
                                                                  =========  =======  =======

                                        January 31,                    July 31,
                         -------------------------------------------  -----------
                            1995      1996    1997    1998    1999       1999
                         ----------- ------  ------  ------- -------  -----------
                         (unaudited)        (in thousands)            (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents ...........    $  16    $  328  $1,540  $14,646 $11,809    $71,044
Short-term investments
 and restricted short-
 term investments.......      --        --      --       --      --      38,359
Working capital
 (deficit)..............     (373)   (1,045)   (651)   6,581  (9,150)    84,847
Restricted long-term
 investments............      --        --      --       --      --       2,259
Total assets............      549       881   3,527   23,125  32,344    139,898
Long-term obligations,
 net of current
 portion................      170        98     447    1,500   2,022      2,119
Stockholders' equity
 (net capital
 deficiency)............      (26)     (652)    111    7,763  (6,551)    95,502

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Except for historical information, the discussion in this prospectus contains forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. Portal's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled "Risk Factors" in this prospectus.

                                    Overview

  Portal Software, Inc. develops, markets and supports real-time customer management and billing software, known as CM&B software, for providers of Internet-based services. Portal was incorporated in California in March 1994 as Portal Information Network, Inc. In December 1995, Portal Communications Company, a predecessor company that was founded in 1985, was merged with and into Portal Information Network, Inc. Portal Communications Company operated a proprietary, network-based on-line system, provided Internet access and hosted private label on-line services from its inception until 1996 when these services were discontinued and the individual customers were sold to Sprint Corporation. In October 1997, Portal Information Network, Inc. changed its name to Portal Software, Inc.

  In late 1993, Portal began focusing on developing and marketing real-time CM&B software for the Internet. The first generally available version of the product, named Infranet, was shipped in May 1996.

  Beginning with fiscal year 1997, substantially all of Portal's revenues have come from the license of one product, Infranet, and from related services. Revenues consist of Infranet license, consulting, training, support and maintenance fees. License revenues are comprised of perpetual or multiyear license fees which are primarily derived from contracts with corporate customers and resellers. Portal believes that future license revenues will be generated from three sources:

  . license fees from new customers;

  . license fees for new products to existing customers; and

  . growth in the subscriber base of its existing customers, which will lead to increased revenue from subscriber-based licenses.

  Revenue from license fees is recognized when a formal agreement exists or purchase order is received, delivery of the product has occurred, no significant Portal obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. For electronic delivery, the software is considered to have been delivered when Portal has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue from arrangements with customers that are not the ultimate users, such as resellers, is not recognized until the product is delivered to the end-user. When software services are considered essential, license revenue under the arrangement is recognized using contract accounting.

  Services revenues are primarily comprised of revenues from systems integration or other consulting activities, maintenance agreements and training of customers and partners. Portal recognizes services revenues as these services are performed. Maintenance agreements provide for technical support and include the right to unspecified upgrades. Maintenance revenues are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year. Customer advances and billed amounts due from customers in excess of revenues recognized are recorded as deferred revenue.

  Portal's cost of license fees includes a royalty payment for third-party technology included in Infranet. Resellers' commissions are also included in cost of license fees when Portal is paid directly by a customer for a contract originated by a systems integrator. Agreements with some of these partners require Portal to make a payment equal to a percentage of the license and maintenance revenues recognized. Portal has not incurred any shipping, packaging or documentation costs, as its product has been delivered electronically over the Internet.

  Cost of services consists primarily of headcount-related expenses, costs related to outside consultants, travel and overhead associated with delivering consulting, training and support to Portal's customers.

  Portal has a limited operating history as a software company. Portal incurred a net loss of $2.3 million for fiscal year 1997, $7.6 million for fiscal year 1998, $17.4 million for fiscal year 1999, $6.7 million for the six months ended July 31, 1998 and $6.3 million for the six months ended July 31, 1999. As of July 31, 1999, Portal had an accumulated deficit of $34.2 million. Since 1994, Portal has not achieved profitability on a quarterly or annual basis, and Portal anticipates that it will incur net losses for at least the next several quarters. Portal expects to increase its sales and marketing, product development and administrative expenses for the foreseeable future. As a result, Portal will need to generate significant revenues from licenses of Infranet and related services to achieve and maintain profitability.

  Portal has generated a substantial portion of its historical Infranet revenues from approximately 130 customers. Portal has established a series of partnerships with systems integrators and hardware platform, software and service providers. Portal has derived, and anticipates that it will continue to derive, a substantial portion of its revenues from customers that have significant relationships with its market and platform partners.

                             Results of Operations

  The following table sets forth the results of operations for Portal expressed as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.


                                                              Six Months
                                           Year Ended            Ended
                                          January 31,          July 31,
                                         ------------------   --------------
                                         1997   1998   1999   1998     1999
                                         ----   ----   ----   -----    -----
Revenues:
  License fees..........................  78%    73%    51%      49%      60%
  Services..............................  22     27     49       51       40
                                         ---    ---    ---    -----    -----
    Total revenues...................... 100    100    100      100      100
                                         ---    ---    ---    -----    -----
Costs and expenses:
  Cost of license fees..................   1     10      2        2        1
  Cost of services......................  10     23     35       34       25
  Research and development..............  50     60     42       56       29
  Sales and marketing...................  47     58     53       62       45
  General and administrative............  36     28     23       24       15
  Amortization of deferred stock
   compensation.........................  --     --      8        4       14
                                         ---    ---    ---    -----    -----

    Total costs and expenses............ 144    179    163      182      129

Loss from operations.................... (44)   (79)   (63)     (82)     (29)
Interest income (expense) and other
 income, net............................  --     (2)     1        2       13
                                         ---    ---    ---    -----    -----
Loss before income taxes................ (44)   (81)   (62)     (80)     (16)
Provision for income taxes..............  --     --     (3)      --       (2)
                                         ---    ---    ---    -----    -----
Net loss................................ (44)%  (81)%  (65)%    (80)%    (18)%
                                         ===    ===    ===    =====    =====

                    Six Months Ended July 31, 1998 and 1999

                                    Revenues

  Total revenues were $36.0 million in the six months ended July 31, 1999, an increase of approximately $27.6 million or 331% over the comparable period in 1998. License fees revenues increased as a percentage of total revenues in the six months ended July 31, 1999 compared to the six months ended July 31, 1998 primarily because license fees revenue growth exceeded services revenue growth. This was due to increased license sales as a result of the maturization of the Infranet product and the expansion of the sales and marketing operations. No customer accounted for more than 10% of total revenue for the six months ended July 31, 1999 or 1998.

  License fees totaled $21.7 million in the six months ended July 31, 1999, an increase of approximately $17.7 million or 435% over the comparable period in 1998. The increase in license fees was primarily due to continued expansion in marketing activities and growth in Portal's sales force as well as greater demand for and the acceptance of Infranet.

  In order to meet the needs of its customers, Portal has received, and will continue to receive, requests from customers to provide special features that do not currently exist in its product but that Portal may agree to provide to the customer in the future. It is Portal's expectation that certain customers will continue to negotiate and require features that are not immediately available. Implementations of special features may in the future result in the deferral of revenues until the features are delivered. However, as Infranet matures, Portal expects that fewer orders will require features not yet available.

  Services revenues were $14.3 million in the six months ended July 31, 1999, an increase of approximately $10.0 million or 232% over the comparable period in 1998. The increase in services revenues resulted from the increase in support and maintenance service fees related to Portal's growing customer base and the renewal of maintenance contracts. In addition, increased demand for Portal's consulting and training services to meet the increasingly complex demands of Portal's customers and its expanding customer base contributed to this increase.

  North American revenues, which are defined by Portal as revenues from the United States and Canada, were $25.0 million in the six months ended July 31, 1999, an increase of approximately $17.9 million or 252%, over the comparable period in 1998. The increase in North American revenues was primarily due to expanded marketing activities in North America and growth in sales force as well as greater acceptance of Infranet and growth in Portal's sales forces in the North American market.

  International revenues for Europe and Intercontinental, which is defined by Portal as Asia-Pacific, Japan and Latin America, totaled $11.0 million in the six months ended July 31, 1999, an increase of approximately $9.8 million or 775% over the comparable period ended July 31, 1998. European revenues were $8.6 million in the six months ended July 31, 1999, an increase of approximately $7.7 million or 924% over the comparable period in 1998. Intercontinental revenues were $2.5 million in the six months ended July 31, 1999, an increase of approximately $2.0 million or 482% over the comparable period in 1998. The increase in international revenues was primarily due to growth in Portal's direct sales force and increased marketing efforts worldwide including the establishment of a sales presence in France, Germany, Spain and Singapore during the period as well as the establishment of Portal's European headquarters in the United Kingdom in April 1999.

  International revenues represented 31% of total revenues in the six months ended July 31, 1999, compared with approximately 15% in the comparable period in 1998. In the six months ended July 31, 1999, revenues from Europe were 24% of total revenues and revenues from Intercontinental were 7% of total revenues.

                                                         Six Months
                                                       Ended July 31,
                                                    -------------------- Percent
                                                      1998       1999    Change
                                                    --------- ---------- -------
                                                       (in thousands,
                                                    except percentages)
Geographical Revenues:
North America...................................... $   7,095 $   24,964  252%
  Percentage of total revenues.....................       85%        69%
International
 Europe............................................       835      8,551  924%
  Percentage of total revenues.....................       10%        24%
 Intercontinental..................................       423      2,460  482%
  Percentage of total revenues.....................        5%         7%
                                                    --------- ----------  ----
Total international................................     1,258     11,011  775%
  Percentage of total revenues.....................       15%        31%
                                                    --------- ----------  ----
Total revenues..................................... $   8,353 $   35,975  331%
                                                    ========= ==========  ====

                                    Expenses

Cost of License Fees

  Cost of license fees consists of resellers' commission payments to systems integrators and third-party royalty obligations. Cost of license fees was $0.5 million in the six months ended July 31, 1999, an increase of approximately $0.4 million or 247% from the comparable period in 1998. The increase in cost of license fees is primarily due to increased license revenue and increased resellers' commissions resulting from Portal expanding its base of systems integrator partners. Gross margin for license fees was approximately 98% in the six months ended July 31, 1999 compared to approximately 96% in the comparable period in 1998. Portal did not incur any shipping, packaging or documentation costs, as its product was delivered electronically over the Internet.

Cost of Services

  Cost of services primarily consists of maintenance, consulting and training expenses. Cost of services was $9.0 million in the six months ended July 31, 1999, an increase of approximately $6.1 million or 213% over the comparable period ended July 31, 1998. The increase in cost of services is primarily due to an increase in the number of consulting and support personnel necessary to support both the expansion of Portal's installed base of customers and new installations. Gross margin for services was approximately 37% in the six months ended July 31, 1999 compared to approximately 33% in the comparable period ended July 31, 1998. The increase in gross margin was primarily due to a decrease in the use of higher cost third-party personnel as a result of the hiring of additional consulting employees for the six months ended July 31, 1999. Portal expects cost of services to increase substantially in the next few quarters as a result of the hiring of additional personnel to meet the increased demand for services.

Research and Development Expenses

  Research and development expenses consist primarily of personnel and related costs for Portal's development efforts. Research and development expenses were $10.5 million in the six months ended July 31, 1999, an increase of approximately $5.8 million or 124% over the comparable period in 1998. The increase was primarily due to an increase in the number of research and development personnel necessary to support both expanded functionality of Infranet and increases in Portal's quality assurance and product publications operations. Portal currently believes its investment in research and development will increase substantially during the remainder of fiscal year 2000. Portal has not capitalized any software development costs to date.

Sales and Marketing Expenses

  Sales and marketing expenses consist of personnel and related costs for Portal's direct sales force, marketing staff and marketing programs, including trade shows, advertising and costs associated with Portal's recruitment of new and maintenance of existing strategic partnerships. Sales and marketing expenses were $16.2 million in the six months ended July 31, 1999, an increase of approximately $11.0 million or 214% over the comparable period ended July 31, 1998. The increase was due to a number of factors including an increase in the number of sales and marketing personnel, the opening of new sales offices in the United States, Europe and Hong Kong, the establishment of a European headquarters in the United Kingdom, the costs of establishing sales capabilities in China and expenses incurred in connection with trade shows and additional marketing programs. Portal expects that sales and marketing expenses will increase substantially over the next 12 months as Portal hires additional sales and marketing personnel, increases spending on advertising and marketing programs and establishes sales offices in additional North American and international locations.

General and Administrative Expenses

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal and human resources as well as facilities and information system expenses not allocated to other departments. General and administrative expenses were $5.2 million in the six months ended July 31, 1999, an increase of approximately $3.2 million or 159% over the comparable period in 1998. The increase was primarily due to an increase in the number of general and administrative personnel and an increase in legal and accounting costs incurred in connection with business activities. Portal expects that general and administrative expenses will increase substantially over the current fiscal year as Portal hires additional general and administrative personnel and continues to incur legal and accounting costs in connection with business activities.

Amortization of Deferred Stock Compensation

  Portal recorded deferred stock compensation of approximately $16.8 million in fiscal year 1999, representing the difference between the exercise prices of options granted to acquire certain shares of common stock during fiscal year 1999 and the deemed fair value for financial reporting purposes of Portal's common stock on their respective grant dates. Portal amortized deferred compensation expense of approximately $5.0 million during the six months ended July 31, 1999 as compared to $0.3 million incurred during the comparable period in 1998. This compensation expense relates to options awarded to individuals in all operating expense categories. Total deferred compensation at July 31, 1999 of approximately $9.4 million is being amortized over the vesting periods of the options using a graded vesting method. The amortization of deferred compensation currently recorded is estimated to be $8.2 million for the entirety of fiscal year 2000, $3.7 million in fiscal year 2001, $1.9 million in fiscal year 2002 and $0.6 million in fiscal year 2003.

Interest Income (Expense) and Other Income, Net

  Interest income (expense) and other income, net, includes interest and dividend income from cash, cash equivalents short and long-term investments offset by interest on capital leases. Interest income (expense) and other income, net, was $4.8 million in the six months ended July 31, 1999, an increase of approximately $4.7 million over the comparable period in 1998. The increase was primarily due to the one-time, noncash gain of $3.8 million upon remeasurement of the put option granted to Andersen Consulting which was settled upon completion of our initial public offering in May 1999, and interest income from the investment of funds received upon completion of our initial public offering.

Provision for Income Taxes

  The $0.8 million income tax provision shown for the six months ended July 31, 1999, compared with no significant provision for income taxes for the comparable period in 1998, is the result of foreign withholding taxes on revenue and taxes on earnings generated from operations in certain foreign jurisdictions. This increase in the provision for income taxes was primarily due to an increase in the six months ended July 31, 1999 in foreign license revenue and foreign corporate income taxes over the comparable period in 1998. Under Statement of Financial Accounting Standards No. 109 (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. FAS 109 provides for the recognition of deferred tax assets if realization of such assets are more likely than not. Based on the weight of available evidence, the Company has provided a valuation allowance against certain deferred tax assets. The Company will continue to evaluate the realizability of the deferred tax assets on a quarterly basis.

                     Years Ended January 31, 1998 and 1999

                                    Revenues

  Total revenues were $26.7 million in fiscal year 1999, an increase of $17.3 million or 183% over fiscal year 1998. In fiscal year 1999, no customer accounted for 10% or more of total revenues, while one customer, CompuServe, in fiscal year 1998 accounted for 47% of total revenues. In fiscal year 1999, Portal's top ten customers accounted for approximately 37% of total revenues, while in fiscal year 1998, the top ten customers accounted for 83% of total revenues.

  License fees declined as a percentage of total revenues in fiscal year 1999 compared to fiscal year 1998 primarily due to Portal signing several contracts in fiscal year 1999 that could not be recognized under Portal's revenue recognition policy. The license fees on these contracts were deferred because features promised to the customer were not yet available as the functionality required by such customers was in the process of being developed, or the license fees were bundled with services considered essential to the functionality of the software being delivered. The percentage decline was also due to increased demand for Portal's services.

  License fees totaled $13.5 million in fiscal year 1999, an increase of $6.6 million or 96% over fiscal year 1998. The increase in license fees was primarily due to expanded marketing activities, growth in Portal's sales force and greater demand for and the acceptance of Infranet.


                                                  Year Ended January 31,
                                                  ---------------------- Percent
                                                     1998       1999     Change
                                                  ---------------------- -------
                                                      (in thousands,
Geographical Revenues:                             except percentages)
North America.................................... $    7,955 $    19,531  146%
  Percentage of total revenues...................        85%         73%
International
 Europe..........................................      1,072       4,406  311%
  Percentage of total revenues...................        11%         17%
 Intercontinental................................        389       2,732  602%
  Percentage of total revenues...................         4%         10%
                                                  ---------- -----------  ----
Total international..............................      1,461       7,138  389%
  Percentage of total revenues...................        15%         27%
                                                  ---------- -----------  ----
Total revenues................................... $    9,416 $    26,669  183%
                                                  ========== ===========  ====

  Services revenues were $13.1 million in fiscal year 1999, an increase of $10.6 million or 420% over fiscal year 1998. The increase in services revenues resulted, in part, from the increase in support and maintenance service fees related to Portal's growing installed base, both in terms of directly supported sites as well as additional users, and the renewal of maintenance contracts. The increase also resulted from the timing of services revenue recognition, which typically begins prior to the recognition of license fees, particularly in the case of large customers that require integration with legacy systems. In addition, the increase in services revenues resulted from increased demand for Portal's consulting, maintenance and training services to meet the increasingly complex demands of Portal's customers.

  North American revenues, which are defined by Portal as revenues from the United States and Canada, were $19.5 million in fiscal year 1999, an increase of $11.6 million or 146%, over fiscal year 1998. The increase in North American revenues was primarily due to expanded marketing activities, greater acceptance of Infranet and growth in Portal's sales force in the North American market.

  International revenues for Europe and Intercontinental, which is defined by Portal as Asia-Pacific, Japan and Latin America, totaled $7.1 million in fiscal year 1999, an increase of $5.7 million or 389% over fiscal year 1998. European revenues were $4.4 million in fiscal year 1999, an increase of $3.3 million or 311% over fiscal year 1998. Intercontinental revenues were $2.7 million in fiscal year 1999, an increase of $2.3 million or 602% over fiscal year 1998. The increase in international revenues was primarily due to growth in Portal's direct sales force and increased marketing efforts worldwide and the opening of an international sales office in Hong Kong.

  International revenues represented 27% of total revenues in fiscal year 1999, compared with 15% in fiscal year 1998. In fiscal year 1999, revenues from Europe were 17% of total revenues and revenues from Intercontinental were 10% of total revenues.

                                    Expenses

Cost of License Fees

  Cost of license fees consists of resellers' commission payments to systems integrators and third-party royalty obligations. Cost of license fees was $0.5 million in fiscal year 1999, a decrease of $0.5 million or 53% from fiscal year 1998. Gross margin for license fees was approximately 97% in fiscal year 1999 compared to approximately 86% in fiscal year 1998. The increase in gross margin and the decrease in cost of license fees were primarily due to a substantial reseller commission paid to a systems integrator in fiscal year 1998. Portal did not incur any shipping, packaging or documentation costs, as its product was delivered electronically over the Internet.

Cost of Services

  Cost of services primarily consists of maintenance, consulting, and training expenses. Cost of services was $9.4 million in fiscal year 1999, an increase of $7.3 million or 338% over fiscal year 1998. The increase was primarily due to an increase in the number of consulting and support personnel necessary to support both the expansion of Portal's installed base of customers and new installations. Gross margin for services was approximately 28% in fiscal year 1999 compared to approximately 15% in fiscal year 1998. The increase in gross margin for services was due primarily to increased availability and utilization of service personnel.

Research and Development Expenses

  Research and development expenses consist primarily of personnel and related costs for Portal's development efforts. Research and development expenses were $11.3 million in fiscal year 1999, an increase of $5.6 million or 100% over fiscal year 1998. The increase was primarily due to an increase in the number of research and development personnel necessary to support both expanded functionality of Infranet and increases in Portal's quality assurance and product publications operations.

Sales and Marketing Expenses

  Sales and marketing expenses consist of personnel and related costs for Portal's direct sales force, marketing staff and marketing programs, including trade shows, advertising and costs associated with Portal's recruitment of new and maintenance of existing strategic partnerships. Sales and marketing expenses were $14.1 million in fiscal year 1999, an increase of $8.7 million or 160% over fiscal year 1998. The increase was primarily due to an increase in the number of sales and marketing personnel, the opening of new sales offices in the United States and Hong Kong, the costs of establishing sales capabilities in China and expenses incurred in connection with trade shows and additional marketing programs.

General and Administrative Expenses

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources and facilities and information system expenses not allocated to other departments. General and administrative expenses were $6.3 million in fiscal year 1999, an increase of $3.6 million or 139% over fiscal year 1998. The increase was primarily due to an increase in the number of general and administrative personnel and to increased legal and accounting costs incurred in connection with business activities.

Amortization of Deferred Stock Compensation

  Portal recorded deferred stock compensation of approximately $16.8 million in fiscal year 1999, representing the difference between the exercise prices of options granted to acquire certain shares of common stock during fiscal year 1999 and the deemed fair value for financial reporting purposes of Portal's common stock on their respective grant dates. Portal amortized deferred compensation expense of $2.3 million during fiscal year 1999. This compensation expense relates to options awarded to individuals in all operating expense categories. Total deferred compensation at January 31, 1999 of approximately $14.5 million is being amortized over the vesting periods of the options on a graded vesting method.

Provision for Income Taxes

  The $0.7 million income tax provision shown for the year ended January 31, 1999 is the result of alternative minimum taxes, foreign withholding taxes on revenue, and tax on earnings generated from operations in certain foreign jurisdictions.

                     Years Ended January 31, 1997 and 1998

                                    Revenues

  Total revenues were $9.4 million in fiscal year 1998, an increase of $4.4 million or 87% over fiscal year 1997. In fiscal year 1998, one customer, CompuServe, accounted for approximately 47% of total revenues, while another customer, Sprint, accounted for 36% of total revenues in fiscal year 1997. In fiscal year 1998, Portal's top ten customers accounted for approximately 83% of total revenues, while in fiscal year 1997, the top ten customers accounted for 78% of total revenues.

  License fees were $6.9 million in fiscal year 1998, an increase of $2.9 million or 75% over fiscal year 1997. The increase in license fees was primarily due to expanded sales and marketing activities and greater acceptance of Infranet.

  Services revenues were $2.5 million in fiscal year 1998, an increase of $1.4 million or 129% over fiscal year 1997. The increase in services revenues resulted, in part, from the increase in support and maintenance service fees related to Portal's growing installed base, both in terms of directly supported sites as well as additional users, and the renewal of maintenance contracts. The increase also resulted from the timing of services revenue recognition, which typically begins prior to the recognition of license fees, particularly in the case of large customers that require integration with legacy systems. In addition, the increase in services revenues resulted from increased demand for Portal's consulting, maintenance and training services to meet the increasingly complex demands of Portal's customers.

                                                 Year Ended January 31,
                                                 ----------------------- Percent
                                                    1997        1998     Change
                                                 ----------- ----------- -------
                                                     (in thousands,
                                                   except percentages)
Geographical Revenues:
North America................................... $     4,370 $     7,955   82%
  Percentage of total revenues..................         87%         85%
International
 Europe.........................................         400       1,072  168%
  Percentage of total revenues..................          8%         11%
 Intercontinental...............................         275         389   41%
  Percentage of total revenues..................          5%          4%
                                                 ----------- -----------  ----
Total international.............................         675       1,461  116%
  Percentage of total revenues..................         13%         15%
                                                 ----------- -----------  ----
Total revenues.................................. $     5,045 $     9,416   87%
                                                 =========== ===========  ====

  North American revenues were $8.0 million in fiscal year 1998, an increase of $3.6 million or 82% over fiscal year 1997. The increase in North American revenues was primarily due to expanded marketing activities, greater acceptance of Infranet and growth in Portal's sales force.

  International revenues for Europe and Intercontinental totaled $1.5 million in fiscal year 1998, an increase of $0.8 million or 116% over fiscal year 1997. European revenues were $1.1 million in fiscal year 1998, an increase of $0.7 million or 168% over fiscal year 1997, due to the recognition of revenues from seven additional European customers in fiscal year 1998. Intercontinental revenue increased 41% over fiscal year 1997. The increase in international revenues was primarily due to the growth in Portal's direct sales force and increased marketing efforts worldwide, particularly in Europe.

  International revenues represented 15% of total revenue in fiscal year 1998, compared with 13% in fiscal year 1997.

                                    Expenses

Cost of License Fees

  Cost of license fees consists of resellers' commission payments to systems integrators and third-party royalty obligations. Cost of license fees was $1.0 million in fiscal year 1998, an increase of $0.9 million over fiscal year 1997. Gross margin for license fees was approximately 86% in fiscal year 1998 compared to approximately 98% in fiscal year 1997. The decrease in gross margin for license fees and the increase in cost of license fees was primarily due to a reseller commission paid to a systems integrator in fiscal year 1998. Portal did not incur any shipping, packaging or documentation costs, as its product was delivered electronically over the Internet.

Cost of Services

  Cost of services primarily consists of maintenance, consulting and training expenses. Cost of services was $2.2 million in fiscal year 1998, an increase of $1.6 million or 315% over fiscal year 1997. The increase was primarily due to an increase in the number of consulting and support personnel necessary to support expansion of Portal's installed base of customers and new installations. Gross margin for services was approximately 15% in fiscal year 1998, compared to approximately 53% in fiscal year 1997. The decrease in gross margin for services was due primarily to the shift of service personnel from higher margin ISP- related services to lower margin product consulting services.

Research and Development Expenses

  Research and development expenses consist primarily of personnel and related costs for Portal's development efforts. Research and development expenses were $5.6 million in fiscal year 1998, an increase of $3.1 million or 123% over fiscal year 1997. The increase was primarily due to an increase in the number of research and development personnel necessary to support expanded functionality of Infranet and increases in Portal's quality assurance and product publications operations.

Sales and Marketing Expenses

  Sales and marketing expenses consist of personnel and related costs for Portal's direct sales force, marketing staff and marketing programs, including trade shows, advertising and costs associated with Portal's recruitment of new and maintenance of existing strategic partnerships. Sales and marketing expenses were $5.4 million in fiscal year 1998, an increase of $3.1 million or 129% over fiscal year 1997. The increase was primarily due to an increase in the number of sales and marketing personnel, the opening of new sales offices in the United States, Australia and the United Kingdom and expenses incurred in connection with trade shows and additional marketing programs.

General and Administrative Expenses

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources and facilities and information system expenses not allocated to other departments. General and administrative expenses were $2.6 million in fiscal year 1998, representing an increase of $0.8 million or 44% over fiscal year 1997. The increase was primarily due to an increase in the number of general and administrative personnel and to increased legal and accounting costs incurred in connection with business activities.

                        Quarterly Results of Operations

  The following table presents Portal's operating results for each of the six quarters in the period ended July 31, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of Portal and the financial statement footnotes appearing elsewhere in this prospectus.

                                                   Quarter Ended
                              ---------------------------------------------------------------
                              April 30,  July 31,   Oct. 31,   Jan. 31,   April 30,  July 31,
                                1998       1998       1998       1999       1999       1999
                              ---------  --------   --------   --------   ---------  --------
                                   (in thousands, except percentages; unaudited)
Consolidated Statement of
 Operations Data:
Revenues:
 License fees................  $ 2,185   $ 1,876    $ 3,817    $ 5,658     $ 9,064   $12,651
 Services....................    1,881     2,411      3,414      5,427       6,101     8,159
                               -------   -------    -------    -------     -------   -------
   Total revenues............    4,066     4,287      7,231     11,085      15,165    20,810
                               -------   -------    -------    -------     -------   -------
Costs and expenses:
 Cost of license fees........       60        86        143        169         185       321
 Cost of services............    1,201     1,673      2,232      4,319       4,195     4,795
 Research and development....    2,207     2,460      3,148      3,437       4,285     6,171
 Sales and marketing.........    2,000     3,141      4,016      4,955       7,329     8,828
 General and
  administrative.............      714     1,273      1,439      2,827       2,235     2,919
 Amortization of deferred
  stock compensation.........       96       234        537      1,430       2,026     2,985
                               -------   -------    -------    -------     -------   -------
   Total costs and expenses..    6,278     8,867     11,515     17,137      20,255    26,019
                               -------   -------    -------    -------     -------   -------
Loss from operations.........  $(2,212)  $(4,580)   $(4,284)   $(6,052)    $(5,090)  $(5,209)
                               =======   =======    =======    =======     =======   =======

As a Percentage of Total
 Revenues:
Revenues:
 License fees................       54%       44%        53%        51%         60%       61%
 Services....................       46        56         47         49          40        39
                               -------   -------    -------    -------     -------   -------
   Total revenues............      100       100        100        100         100       100
                               -------   -------    -------    -------     -------   -------
Costs and expenses:
 Cost of license fees........        1         2          2          2           1         2
 Cost of services............       30        39         31         39          28        23
 Research and development....       54        57         43         31          28        30
 Sales and marketing.........       49        73         56         45          49        42
 General and
  administrative.............       18        30         20         25          15        14
 Amortization of deferred
  stock compensation.........        2         6          7         13          13        14
                               -------   -------    -------    -------     -------   -------
   Total costs and expenses..      154       207        159        155         134       125
                               -------   -------    -------    -------     -------   -------
Loss from operations.........      (54)%    (107)%      (59)%      (55)%       (34)%     (25)%
                               =======   =======    =======    =======     =======   =======

  Cost of services increased by $2.1 million or 94% from the third to the fourth quarter of fiscal year 1999, as Portal continued to increase headcount necessary to provide consulting and implementation services to its customers. Sales and marketing expenses increased by $1.1 million or 57% from the first to the second quarter of fiscal year 1999 primarily due to growth in sales headcount in the United States, the United Kingdom and Hong Kong in the second quarter.

  Sales and marketing expenses increased by $2.4 million or 48% from the fourth quarter of fiscal 1999 to the first quarter of fiscal year 2000 and $1.5 million or 21% from the first to the second quarter of fiscal year 2000 due to growth in headcount, the opening of additional sales offices in the United States, Europe and Singapore and the establishment of Portal's European headquarters in the United Kingdom.

  Portal's operating results may fluctuate substantially in the future both in absolute dollars and as a percentage of total revenues as a result of a variety of factors, many of which are outside Portal's control, including those discussed elsewhere in this prospectus. See "Risk Factors--Our quarterly operating results may fluctuate in future periods and we may fail to meet expectations".

                        Liquidity and Capital Resources

  Cash, cash equivalents and short-term investments totaled $109.4 million at July 31, 1999, compared to a balance of $11.8 million at January 31, 1999.

  Portal generated $5.1 million in cash from operations in the six months ended July 31, 1999, an increase of $10.2 million over the $5.1 million used in the comparable period ended July 31, 1998. Amortization of deferred stock compensation, which is included in the net loss line in the cashflow statement, but does not require the use of cash, amounted to $5.0 million for the six months ended July 31, 1999 compared to $0.3 million for the six months ended July 31, 1998. Net cash from operations in the six months period was primarily comprised of a $6.3 million loss and a $1.9 million increase in other current assets, offset by a $4.0 million increase in deferred revenue, a $1.8 million decrease in accounts receivable and a combined increase in accounts payable and accrued compensation of $5.7 million.

  Portal has continued to make significant investments in equipment. During the six months ended July 31, 1999, Portal purchased computer servers, workstations, networking equipment and other capital equipment amounting to approximately $3.4 million, primarily to further expand its product capability, increase internal network communication, product demonstration and service capability. Of this amount, $0.3 million was funded from Portal's equipment lease line facility.

  Portal has raised equity capital from outside investors to fund its operations. In fiscal year 1997, Portal raised approximately $2.4 million from the sale of preferred stock. In fiscal year 1998, Portal raised approximately $15.0 million from the sale of preferred stock. In fiscal year 1998 and fiscal year 1999, Portal also raised an additional $0.1 million and $0.4 million, respectively, from sales of common stock, primarily upon exercise of stock options by employees and in fiscal year 1999 $0.4 million from the exercise of warrants for preferred stock issued in connection with its capital lease line facility and its term loan. In the six months ended July 31, 1999, Portal completed an initial public offering which raised approximately $102.4 million, including sales of stock to Cisco Systems, Inc. and Andersen Consulting. During the same period, Portal raised an additional $0.5 million from sales of common stock upon the exercise of stock options by employees and warrants by third parties.

  Historically, Portal has used debt and leases to partially finance its operations and capital purchases. Portal has a $3.0 million capital lease line facility with an equipment lessor, which it established in fiscal year 1998. The lease line has a term of 48 months and bears interest at a rate of 8.5% per annum. Separately, during the six months ended July 31, 1999, Portal repaid an outstanding $3.0 million term loan with a finance company. The term loan was collateralized by substantially all of Portal's assets, with the exception of new equipment purchased using funds provided by the capital lease line facility. On April 15, 1999, Portal entered into a line of credit with a bank under which Portal may borrow up to $5.0 million. Amounts borrowed under this line of credit bear interest at a rate of the bank's prime rate plus 0.5% and mature on April 13, 2000. Portal had borrowed $1.0 million under the line of credit, which it used to repay the remaining $1.0 million installment of the term loan which matured in April 1999. The outstanding balance on the line of credit was repaid in May 1999 from the proceeds of Portal's initial public offering. Portal also converted a customer deposit for prepaid services into a $1.1 million short-term liability in fiscal year 1999. This liability bore interest at a rate of 10% per annum and was repaid in July 1999.

  The capital lease line facility comprised the entire amount of the debt obligations on Portal's balance sheet as of July 31, 1999. The capital lease line facility includes certain covenants requiring minimum liquidity, tangible net worth and profitability over time and becomes due immediately if Portal fails to meet these covenants. Portal is currently, and has always been, in compliance with these covenants.

  On April 12, 1999, Portal agreed to enter into a strategic alliance with Andersen Consulting under which Andersen Consulting will provide services to Portal. The parties will expand their existing marketing alliance and will work closely together to expand their customer service and marketing relationship. Under this agreement, Portal will pay Andersen Consulting for its services a minimum services fee in cash of $2.8 million and a cash settled put for 200,000 of the shares which were purchased by Andersen Consulting in a private placement concurrent with Portal's initial public offering. This put guaranteed a closing value of $6.0 million at the end of the first day of trading. Because the closing value exceeded $6.0 million, Portal was not required to make any payment with respect to this put.

  In the normal course of business, Portal enters into leases for new or expanded facilities in both domestic and international locations. In June 1999, Portal entered into a lease for its worldwide headquarters which will expire in December 2010. In connection with the lease, Portal will make payments of $0.6 million, $4.5 million, $4.6 million, $4.8 million and $4.9 million in the years ending January 31, 2000, 2001, 2002, 2003 and 2004, respectively, and a total of $37.7 million thereafter until expiration of the lease. In connection with this lease, Portal issued a letter of credit for $2.3 million as a deposit for the facilities. See Note 5 of the financial statement notes for more information on lease commitments.

  Portal's capital requirements depend on numerous factors, including market acceptance of Portal's products, the resources Portal devotes to developing, marketing, selling and supporting its products, the timing and extent of establishing international operations, and other factors. Portal expects to devote substantial capital resources to hire and expand its sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although Portal believes that its current cash balances and the net proceeds from this offering will be sufficient to fund its operations for at least the next 12 months, Portal may require additional financing within this time frame. Additional funding, if needed, may not be available on terms acceptable to Portal, or at all.

                              Year 2000 Compliance

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  Portal has conducted a limited review of the current version of Infranet and the two immediately preceding releases. This review included a search of the software code, and Portal believes that it has identified all instances where date specific information is required. Based on this limited review, Portal believes these Infranet releases, when configured, maintained (including the installation of all maintenance releases and bug fixes) and used in accordance with its documentation, correctly recognize and properly process Year 2000 date code and function properly. Portal has no plans to conduct further reviews of other releases of Infranet and products that are scheduled for obsolescence prior to the end of the calendar year 1999.

  Portal's software runs on several hardware platforms and operating systems, including those provided by Compaq Computer Corporation, Hewlett-Packard Company, Microsoft Corporation and Sun Microsystems, Inc. In addition, Portal's software interfaces with third-party systems, such as credit card processing services and customer-specific modifications that Portal service providers, third-party integrators and customers have created to be used with Infranet. Portal's software is, therefore, dependent upon the correct processing of dates by these systems, interfaces and modifications.

  Portal plans to contact all partners for which Portal provides integration as part of Infranet's standard product configuration. In contacting these partners, Portal has attempted to ascertain what release or releases of their products are Year 2000 compliant. To date, Portal has received assurances from most of its material partners and will continue obtaining such information from all remaining partners. Portal may be unable to obtain compliance information from all of these partners. Moreover, Portal's partners may detect errors in their products after previously indicating that their products are Year 2000 compliant. Such revelations by Portal's partners have occurred in the past and may occur in the future; and these revelations have caused and could cause Portal to make changes in its products in response. In a newly created test environment, Portal will review Infranet and interfaces to partner products. Portal may not identify all Year 2000 failures in partner products because not all failures are within the scope of these tests. Testing of these interfaces is currently underway, and Portal expects to complete these tests by September 1999.

  Some of our customers elect to integrate Infranet with interfaces not ordinarily supported by Portal. This integration, whether performed by Portal, the customer or a third-party systems integrator, is not within the scope of Portal's in-house testing efforts. Portal has advised all customers that they must independently test these integrations for Year 2000 compliance.

  Portal uses multiple software systems for its internal business purposes, including accounting, human resources, e-mail, engineering development and testing tools, customer service and support, professional services and sales tracking applications. Portal has adopted a formal plan for determining the Year 2000 compliance of its major internal systems. Portal plans to obtain verification of Year 2000 compliance for its major internal hardware equipment and software systems by October 1999.

  Portal is in the process of assessing its Year 2000 readiness. To date, the costs for conducting its assessment have not been material. Portal currently estimates that the costs of ensuring that its products and internal systems are Year 2000 compliant will be approximately $500,000 to $750,000. Portal is unable to predict to what extent its business may be affected if its software or the systems that operate in conjunction with its software or its internal systems experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of Portal's software could result in delay or loss of revenue, interruption of customer management and billing services, cancellation of customer contracts, diversion of development resources, damage to Portal's reputation, increased service and warranty costs and litigation costs, any of which could adversely affect Portal's business, financial condition and results of operations. Year 2000 compliance is complex and is subject to various uncertainties, including those described in this section and under "Risk Factors."

  Portal does not have a contingency plan to remediate any Year 2000 problems that may arise and affect its products or internal systems in the future. If such problems arise, Portal will need to make the necessary expenditures to assess and remedy such problems. The nature, timing and extent of such expenditures cannot be estimated. Such expenditures, if required, may have a material adverse effect on its business, financial condition and results of operations.

  Portal believes that the following consequences are possible in a "worst case" Year 2000 scenario:

  . a significant number of operational inconveniences and inefficiencies for Portal and its customers that will divert management's time and attention; and

  . costly business disputes, litigation and claims for pricing adjustments, product returns and warranty obligations.

                        Recent Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants or AICPA issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or
Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. Portal expects that the adoption of SOP No. 98-1 will not have a material impact on its financial position or results of operations. Portal adopted on February 1, 1999 with no material impact on its financial position or results of operations.

  In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. Portal expects that the adoption of SOP No. 98-5 will not have a material impact on its financial position or results of operations. Portal adopted SOP No. 98-5 on February 1, 1999 with no material impact on its financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because Portal does not currently hold any derivative instruments and does not engage in hedging activities, Portal expects that the adoption of FAS No. 133 will not have a material impact on its financial position or results of operations. Portal will be required to implement FAS No. 133 for fiscal year 2002.

  In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Portal does not expect the final adoption of SOP 98-9 to have a material impact on its future revenues and results of operations.

           Qualitative and Quantitative Disclosures about Market Risk

Short-term investment portfolio

  We do not hold derivative financial instruments in our short-term investment portfolio. Our short-term investments consist of instruments that meet high quality standards consistent with our investment policy. This policy dictates that we diversify our holdings and limit our short-term investments to a maximum of $5 million to any one issuer. Our policy also dictates that all short-term investments mature in 24 months or less.

Impact of foreign currency rate changes

  During fiscal year 1999, most local currencies of our international subsidiaries weakened against the U.S. dollar. As of July 31, 1999, the currency of our Asian subsidiary has strengthened and the currency of our other subsidiaries have remained essentially stable since the end of our 1999 fiscal year. Because we translate foreign currencies into U.S. dollars for reporting purposes, currency fluctuations can have an impact, though generally immaterial, on our results. We believe that historically our exposure to currency exchange fluctuation risk has been minimal primarily due to the fact that all activities are denominated in U.S. dollars. For the six months ended July 31, 1999, there was an immaterial currency exchange impact from our intercompany transactions. As of July 31, 1999, we did not engage in foreign currency hedging activities.

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                                    BUSINESS


                                     Portal

  Portal develops, markets and supports real-time, scalable customer management and billing software, or CM&B software, for providers of Internet-based services. Portal's Infranet software is a comprehensive solution that meets the complex, mission-critical provisioning, accounting, reporting and marketing needs of providers of Internet-based services. Portal's Real Time No Limits Infranet solution enables the real-time provisioning and reporting of services, including such functions as account creation, user authentication and authorization, activity tracking, pricing and rating, billing and customer service, including self-service, all on a scale of up to millions of users. Portal has built Infranet using an open architecture with fully documented APIs, which facilitate customization, integration with existing software applications and creation of new services by its customers, partners and third parties.

  Founded in 1985 as an on-line service and one of the first ISPs, Portal began focusing in late 1993 on developing and marketing real-time CM&B software for the Internet. This heritage has given Portal a unique perspective into the needs of providers of Internet-based services. As Portal developed CM&B software for its own use, its managers realized that a real-time, scalable CM&B software solution offered significant potential advantages, relative to existing solutions, in the areas of revenue enhancement, cost reduction and customer service and satisfaction. Recognizing that all providers of Internet-based services shared a set of common customer management and billing needs and system requirements, Portal evolved its focus toward selling software exclusively. Portal shipped the first generally available version of its flagship product, Infranet, in May 1996. Portal's approximately 130 Infranet customers include ISPs such as Concentric Network and UUNET Technologies; on-line enterprises, such as Juno Online Services and Palm.net; and on-line divisions of telecommunications carriers, such as BellSouth and U S West.

                              Industry Background

The Telecommunications Industry

  Today's worldwide telecommunications industry, having undergone a radical transformation that began with the deregulation wave of the early 1980's, is becoming increasingly complex, decentralized and competitive. The telecommunications industry is being driven by a number of powerful global trends such as the proliferation of service providers, an increase in the number of services and marketing plans offered and an increased focus on customer support.

  New entrants, such as Level 3 Communications, Inc. and Qwest Communications International Inc. now compete domestically with traditional providers such as AT&T Corp., MCI Worldcom, Inc., Sprint, the Regional Bell Operating Companies, or RBOCs, and internationally with government-owned telecommunications carriers. Competition has increased through the introduction of wireless technologies, digital subscriber lines and cable technologies that have lessened the dependence on monopoly-owned, "last mile" wired infrastructure. In addition, the combination of these new technologies and competitive forces have combined to produce a wide array of new services. Finally, rather than being limited to one service provider, the customer has gained relatively greater freedom of choice. This has prompted service providers to focus increasingly on the various aspects of customer management and billing as a means of competitive differentiation.

Customer Management and Billing Market

  Traditionally, telecommunications carriers created their own in-house billing systems or utilized outside billing service bureaus. These solutions have generally proven inadequate to meet the demands of an increasingly competitive and dynamic environment. In many cases, in-house systems have failed to keep pace with improvements in computing technology, and may be prone to the so-called "Y2K problem". Service bureaus, on the other hand, remain focused on providing a relatively limited set of high-volume, standardized

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

services, and are generally not equipped to provide cost-effective, customized solutions. In addition, many telecommunications service providers downsized their in-house IT staffs in the early 1990's and subsequently have encountered difficulty hiring skilled staff to upgrade and maintain older, legacy systems. As carrier requirements have become more complex and IT budgets more constrained, an increasing number of carriers have sought third-party solutions for mission-critical CM&B functions, leading to the growth of the customer management and billing software industry.

  Today there are a multitude of CM&B solution providers, offering a wide range of products and services to the telecommunications market. According to a research report on the CM&B market, the total market for CM&B software and services is estimated to grow to $14 billion by 2000. Today, third-party software handles billing and customer care for millions of subscribers worldwide on a daily basis. For the most part, however, each vendor's solution is oriented toward supporting a limited set of services provided by telecommunications carriers and cable system operators. Many vendors specialize in particular sub-segments of the market, such as wireless telephony, and are not designed for broad market applications.

On-line Services and the Internet

  Since 1994, the Internet and the Worldwide Web have grown at an explosive pace. International Data Corporation, or IDC, estimates that there were over 142 million Web users worldwide at the end of 1998. IDC projects this number to increase to over 502 million by the end of 2003, implying an annual growth rate of over 29%. The growth of the Internet is a global phenomenon that is fundamentally changing the nature of the telecommunications industry. Web user growth, coupled with the growth of new types of on-line and electronic commerce, or e-commerce, services, has driven the emergence of new service providers such as ISPs, on-line communities, Internet telephony providers and many others. In addition, traditional telecommunications carriers have entered the on-line market, providing Internet connections and e-commerce services to businesses and consumers.

  Existing third-party CM&B solutions have experienced significant difficulties in adapting to the needs of providers of Internet-based services as well as the Internet operations of traditional providers. Providers of Internet-based services continually introduce new services and programs that address the dramatically changing nature of the Internet. Consequently, they need flexible, powerful CM&B software that is readily adaptable to a wide range of services and smoothly scales from hundreds to millions of users. To be most effective, Internet-compatible CM&B software must be capable of operating in real time, handling high transaction volume, processing many different types of transactions and tracking multiple flows of information associated with the usage of various services.

  The Internet service environment is dominated by technologies and interfaces that are fundamentally different from a traditional telephone or cable network. For example, Internet service providers tend to operate distributed networks of UNIX or Windows NT-based Web servers, any or all of which may be servicing a given customer at a given moment. Traditional CM&B systems were typically designed to interface with and process data from the equipment and technologies used in telephone and cable television networks rather than in Internet service environments.

  In addition, the growth of the Internet has led to a dramatic rise in data transmission volume in all service provider networks. If current growth trends continue, not only will both voice and data traffic continue to grow, but data traffic will rapidly eclipse traditional, circuit-switched voice-traffic as the fundamental type of information being transmitted. Data traffic has many characteristics that are different from those of traditional voice transmissions. Existing CM&B systems used by many traditional telecommunications carriers are not oriented toward "always on", data-oriented services such as digital subscriber line, Internet telephony and virtual private networks. Many of these older systems will need to be upgraded or replaced in order to adapt to the changing environment.

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

  Traditional CM&B solutions can generally be characterized as (1) inflexible,
(2) capable only of periodic processing or "batch-oriented", (3) proprietary,
(4) centralized and (5) difficult to scale to meet the complex requirements of providers of Internet-based services. In addition to a general lack of Internet-based capability, traditional systems were typically designed to service one particular type and size of service provider -- a large, traditional RBOC-type carrier, for example, or a small competitive cellular telephone provider. As a result, there is often no smooth migration path; as the numbers of subscribers and services grow, a "forklift upgrade" to an entirely different CM&B product is often required. Finally, existing CM&B solutions are often not able to address one of the most fundamental requirements facing providers of Internet-based services: minimizing the time to market for new products and services.

  Portal believes that providers of Internet-based services will increasingly require a CM&B solution that is real-time, distributed, scalable, flexible and easily adaptable to a vast number of emerging products and services. Providers of Internet-based services and telecommunications carriers are demanding enhanced capabilities from their CM&B systems as the relentless pace of change and innovation mandates a new level of CM&B performance and functionality.

                          The Portal Software Solution

  Portal develops, markets and supports CM&B software that is specifically designed to meet the complex, mission-critical provisioning, accounting, reporting and marketing needs of providers of Internet-based services. Portal's Infranet software is a real-time, scalable solution that enables service providers to address the critical business needs of customer management, services support and accurate and timely billing. Portal believes that its trademarked phrase, Real Time No Limits, accurately describes Infranet as the only CM&B solution that provides these capabilities in real time, while also providing a broad and flexible platform for both the integration of existing products and services and the rapid development and deployment of new ones. Infranet is designed to enable service providers to capture the business benefits of increased revenues, reduced costs and improved customer service.

  Increased Revenues. By helping to accelerate the time to market for new services, Infranet enables service providers to offer a variety of services quickly and to bundle and price these services in an optimal manner. Infranet enables services to be activated immediately when ordered by a subscriber, so that the service provider can immediately begin to collect revenue. Subscriber activity can then be monitored in real time, which allows the service provider to promote the consumption of more services through such means as targeted offers or increased credit limits. In addition, Infranet enables a service provider to analyze and "mine" subscribers' service usage data in real time, which can in turn be used to measure the success of marketing and targeting efforts and to identify new opportunities for subscriber revenue. Using Infranet's data analysis features, a service provider can quickly determine which offerings are not successful and easily make appropriate adjustments. For example, an unsuccessful pricing offer can quickly be terminated or tuned for better subscriber response. Finally, increased billing accuracy reduces the incidence of uncollected revenue and fraud.

  Reduced Costs. Infranet is designed to be an out-of-the-box solution that works with all relevant Internet standards and minimizes the service provider's software installation, maintenance and subscriber servicing costs. Through the immediate validation of subscriber data and verification of credit, Infranet reduces the need for data correction and the incidence of credit problems. In addition, subscribers can access their billing and service information directly, which reduces the degree of costly person-to-person service required to satisfy the subscriber. Real-time monitoring and authentication substantially reduce the opportunities for fraud by ensuring that access to the service provider's network is granted only if the user has been properly verified. Infranet's monitoring and data analysis capabilities can help the service provider pinpoint unprofitable

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

offerings or identify a degree of usage that justifies volume purchases of specific resources such as high-speed data circuits at a lower cost.

  Improved Customer Service. Infranet enables service providers to offer improved billing accuracy, enhanced customer service quality and responsiveness to their subscribers. Using Infranet, service providers can easily tailor their offerings on a bundled or unbundled basis, substantially increasing customer choice without incurring additional costs. Up-to-the-minute account balances and status information can be made available to users on a 24x7 basis, either over the Internet or via customer service representatives. Potential customer account issues can be identified and resolved quickly, since there is no need to wait for regular billing cycles to expose these issues. Infranet's real-time capability enhances responsiveness to subscribers' needs, which can help reduce subscriber "churn", or turnover.

  Infranet is the culmination of the experience and insights gained through Portal's years as an ISP, as well as Portal's five-year history as a software developer. This experience has enabled Portal to design and develop Infranet to meet the critical functional requirements sought by service providers. These requirements include scalability, enterprise integration and interoperability, comprehensive functionality and ease of use, flexibility and improved time to market--all operating on a real-time basis.

  Scalability and Reliability. Infranet will run on a wide range of systems, from a laptop computer running Windows NT to a large cluster of UNIX-based servers. Infranet has been designed, using object-oriented programming methodologies, to scale from hundreds to millions of users through the incremental addition of servers. This capability allows a service provider to grow its CM&B infrastructure incrementally as its level of business grows without the need for architecture redesign or large-scale system replacements. For example, new servers can be added without taking the system offline, eliminating costly downtime. By running Infranet on multiple servers, a service provider can reduce exposure to various types of failures, including individual server failure, power failure and loss of physical facilities. This level of reliability and redundancy, long present in the traditional telephone network, is increasingly required in the Internet environment. Automatic load balancing features smooth out usage spikes and ensure high availability. Infranet's object-to-relational data model is optimized for high performance on-line transaction processing and high reliability.

  Enterprise Integration and Interoperability. Infranet has been designed with fully documented, open APIs that allow Portal, its customers, partners and third party software developers to integrate Infranet with existing applications and services requiring minimal effort and programming overhead. This capability enables new services to be deployed quickly and efficiently while maintaining smooth interoperability with pre-established services. For example, a telecommunications carrier might use Infranet to add Internet-related services which then appear on a subscriber's monthly telephone bill. Infranet runs on server operating systems from Hewlett-Packard, Microsoft and Sun Microsystems and utilizes database software from Microsoft and Oracle. Infranet also can be readily integrated with a variety of packaged software applications, such as help desk, accounting, taxation and payment systems.

  Comprehensive Functionality and Ease of Use. Portal has drawn on its own experiences to develop a comprehensive suite of pre-defined, ready-to-use CM&B functions, such as customer registration, business policies, pricing plans and payment methods. Portal also seeks to provide upgrades and enhancements to Infranet on a regular basis, with a strong emphasis on response to customer feedback. Infranet employs a simple, intuitive Windows-based user interface for efficient addition and deletion of services and functions, as well as a set of templates for Web-based capabilities such as subscriber registration, password changes and account balance inquiries. Infranet addresses the entire customer management and billing life cycle, from account creation to monitoring and pricing to back-end management and reporting.

  Flexibility and Improved Time to Market. Infranet is designed to be a modular, extensible software product. This flexibility allows each Portal customer to tailor its individual Infranet installation to meet the exact needs of a particular environment, set of services and group of subscribers. The service provider is thereby empowered to respond quickly to the rapidly changing needs of the Internet marketplace. In addition, Infranet can generally be customized to a service provider's needs relatively quickly, enabling its customers to improve their time to market with new products and services.

                         The Portal Software Strategy

  Portal's strategy is to establish itself as the CM&B platform of choice for providers of Internet-based services. Key elements of this strategy are:

  Extend Market Leadership Position. Portal's objective is to extend its position as a leader in the Internet-based CM&B market to establish itself as the broad platform of choice for providers of Internet-based services. Portal intends to take advantage of its technological leadership, strategic partnerships, significant customer relationships, broad-based sales and marketing efforts and scalable business model to create a widespread customer base that will be difficult for potential competitors to penetrate. Moreover, Portal believes that its products enable each customer to design and deploy new, profitable services, which in turn increase the customer's use of Portal's products and services and generates additional opportunities for Portal to grow.

  Target Leading Providers of Advanced Communications Services Worldwide. The scalability and flexibility of its Infranet products enables Portal to target a broad range of providers of Internet-based services. Portal's targeted customer segments, and some representative existing customers, include:

  . on-line service divisions of traditional major telecommunications providers worldwide, such as France Telecom SA, NTT Soft and U S West;

  . on-line and Internet service providers, such as Concentric Network, Microsoft, UUNET and Viag Interkom & CO. GmbH; and

  . companies that use the Internet to provide entirely new types of communications services, such as Juno Online Services, Palm.net and USinternetworking, Inc.

  The unique capabilities of Infranet enable Portal to take this portfolio approach to targeting customers. Portal believes this approach offers the greatest opportunity for sustained growth, as many of these companies are or will be the market leaders in their respective industries.

  Build a Long-Term, High Margin, Software-Driven Business Model. Portal's business model is predicated on the sale of standard software products, rather than the service-intensive, customer-specific solutions offered by many of its competitors. The scalability, comprehensive functionality and extensibility of Infranet, combined with Portal's strategic partnerships, are designed to allow Portal to achieve and maintain a high margin, software-driven business model without needing to provide an inordinate degree of consulting and integration services.

  Leverage Partnerships and Alliances with Systems Integrators, and with Platform, Software and Services Providers. Portal has established a series of partnerships and alliances with systems integrators, such as Andersen Consulting, Cap Gemini, NTT Soft and PricewaterhouseCoopers and hardware platform, software and services providers, such as Cisco, Compaq, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems. These partners and alliances provide a global extension of Portal's direct sales force and are a significant source of leads and referrals. This network of partners also enables Portal to focus on being the CM&B software platform provider while offering a complete customer solution using third-party components that perform ancillary functions such as tax or payment processing. In

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

addition, Portal's systems integrator partners are trained to integrate Infranet with customers' existing legacy systems. Portal seeks best of breed partners in each particular area, to associate Infranet with market-leading technologies, products and systems integrators. Portal believes that this partnership strategy is unique in breadth and scope within its market, provides it with a competitive advantage and serves as a "force multiplier" which leverages Portal's own internal capabilities.

  Grow with Customers and the Internet. While initial sales to customers are often substantial, Portal's strategy is to maximize its available opportunities for long-term revenue growth by targeting service providers with excellent growth prospects and capitalizing on additional sales opportunities with its customers. Portal's subsequent revenue growth can then occur through the addition of subscribers, add-on component sales, additional service revenues and maintenance and support agreements. In turn, Portal intends to continue to evolve and refine its business to track the growth of Internet-based services, so that as these services proliferate, Portal's revenue growth opportunities will also increase. Accordingly, Portal typically prices its products on a per-subscriber basis so that they are more affordable for new, promising service providers that may in time grow to be leaders in their market segments and long-term, loyal customers.

                             Products and Services

  Portal develops, markets and supports CM&B software specifically designed to meet the complex, mission-critical provisioning, accounting, reporting and marketing needs of providers of Internet-based services. Portal's core product, Infranet, is an easily integrated, highly flexible enterprise solution comprising the critical elements necessary for registering, managing, monitoring and billing users of Internet-based services. Infranet unifies the management of core business operations and its Real Time No Limits solution differentiates it from traditional, batch-oriented CM&B solutions. Portal also offers a number of optional additional features to Infranet as well as two versions of Infranet designed to address the unique requirements of the internet telephony and free internet services markets.

  Infranet IPT is a complete end-to-end CM&B software solution based on the Infranet platform and specifically tailored to the needs of Internet telephony service providers. Internet telephony is a growing industry that uses Internet technologies to bring low-cost, flexible voice communications services to customers worldwide. Since Internet telephony providers tend to be startup businesses, they do not have a long history of using legacy systems, unlike many traditional voice service providers. Therefore, Portal has an opportunity to be first-to-market with a leading-edge CM&B solution for this emerging market.

  Infranet FreeServ is a customer management solution that enables businesses to rapidly develop and bring to market free Internet-based services. Free Internet-based service is a rapidly expanding market in which providers are offering free unlimited access to the Internet, free e-mail capabilities and other Internet-based services. Portal believes that it is well positioned to allow these providers the ability to upgrade their systems to add and bill for value-added services in the future. With Infranet FreeServ, providers of free Internet services can register customers and capture valuable demographic information in real time, quickly authenticate and authorize service usage and effectively track, manage and analyze their customers' activities.

  In addition to providing maintenance and support for Infranet, Portal provides implementation planning and management, training and technical support and development and customization support through its professional services organization.
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

Infranet

  Infranet integrates the functionality for each stage of customer interaction with a single, unified customer database and a coordinated set of features and functions. The database acts as the repository for all data collected in real time during each stage of the customer life cycle, as follows:

Diagram. A circle of arrows connected end to end enclosing a box containing the word "Infranet." Inside the circle are the areas of data which Infranet tracks:
Account Creation & Service Provisioning, Authentication & Authorization, Activity Tracking, Rating/Pricing, Billing & Accounts Receivable, Customer Management and Reporting.

       [CHART OF THE INFRANET INTEGRATING STAGES OF A CUSTOMER LIFECYCLE]


  Account Creation and Service Provisioning. Infranet supports a variety of registration standards and has all of the features necessary to register subscribers quickly. The Infranet registration process collects the data needed to provision and bill the subscriber for service, while also allowing service providers to collect additional subscriber profile information they may desire. As the data is collected and verified, Infranet creates customer accounts and activates the selected services in real time.

  Authentication and Authorization. Infranet authenticates users based on user name and password, checks account status and authorizes access to individual services. Infranet can also check for duplicate user names and available credit or resources, enabling service providers to more effectively detect and prevent fraud and bad debt.

  Activity Tracking. By recording all events in real time in its unified customer database, Infranet gives service providers the ability to build a detailed picture of individual customer behavior, either currently or historically. This also provides a complete audit trail of customer usage to resolve any issues that may subsequently arise.

  Rating/Pricing. Infranet offers a powerful and flexible "rating engine", which enables service providers to create a wide variety of pricing plans for a broad array of services. Infranet can price any tracked event as it occurs, so that customers and service representatives have real-time access to account balances and available credit. Infranet's rating engine supports multiple resource balances and limits, such as cash balances, free hours of usage, megabytes of server storage or any other resource defined by

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

the service provider. The rating of a single event can update any or all existing balances.

  Billing and Accounts Receivable. Infranet's billing and payment system has been designed for flexibility from the ground up. Billing cycles can be any multiple of a month and can begin on any day of the month. Because of Infranet's real-time capability, accounts can be accurately closed at the end of the billing cycle, irrespective of when the billing process actually takes place. Infranet also supports multiple currencies and payment in real time, through interfaces with credit card processing systems such as Paymentech and ICVerify, or by invoice. A modular payment interface lets customers integrate additional payment methods and a general ledger interface lets service providers allocate journal entries using a general ledger code. Infranet supports both open item and balance forward accounting.

  Customer Management. Customer service representatives can access customer data through an intuitive, Windows-based graphical user interface. Infranet organizes customer information into a variety of standard screens, which can also be readily customized. Service representatives can:

  . create, search and modify customer accounts;

  . view activity, balances and invoices;

  . perform billing operations; and

  . view and modify account hierarchy.

Infranet enables providers to configure permissions and track customer service activity, ensuring a complete audit trail on each account.

  Infranet supplements these capabilities with a browser-based interface that enables customers to view selected account information directly. This self-service feature increases customer convenience and can help reduce customer service costs.

  Reporting. Using the data in the Infranet unified customer database, service providers can create reports using a powerful, enterprise-wide reporting infrastructure called Infranet Insite. Insite report templates provide business intelligence to operations, finance, sales and marketing personnel. Insite includes a full set of customizable reports, and also supports new report development.

Infranet IPT

  Introduced in September 1998, Infranet IPT incorporates Infranet's core functionality to deliver the CM&B features needed by providers of Internet telephony services, such as:

  . real-time architecture;

  . support for a broad range of services and pricing plans;

  . out-of-the-box gateway integration;

  . prepaid calling card support; and

  . zone-based rating.

  Infranet IPT is designed to optimize resources for each step of the Internet telephony process, such as setting up calls, monitoring calls in progress, tracking usage and billing users. Infranet IPT enables account creation, authentication and fraud prevention, authorization and credit control, activity tracking, pricing and billing and customer management and reporting.

Infranet FreeServ

  Introduced in June 1999, Infranet FreeServ, is a customer management solution that enables businesses to rapidly develop and bring to market free Internet-based services. With Infranet FreeServ, providers of free Internet-based services can register customers and capture valuable demographic information in real-time; quickly authenticate and authorize service usage and effectively track, manage and analyze their customers' activities.

  In addition, Infranet FreeServ can be upgraded at any time to include real-time billing functionality, whenever the provider decides to offer subscribers value-added, fee-based services. Portal's complete real-time customer management and billing solution can support both free and paid services within the same installation enabling providers to easily transition their subscriber base to fee-based pricing options when desired.

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

                                    Pricing

  Portal has structured the pricing of Infranet to accommodate all of its target customer segments, which range from startups to large on-line service providers with millions of subscribers. Portal typically prices Infranet on a per subscriber basis, with customary volume discounts for the upfront purchase of a large number of licenses. Supplemental purchases of additional components are also priced on a per subscriber basis, while annual maintenance and support contracts are priced as a percentage of the associated license revenues. Portal's initial sales of licenses and associated services, maintenance and support generally range from the low hundreds of thousands to several million dollars.

                          Customer Service and Support

  Portal believes that a high level of customer service and support is critical to the successful marketing and sale of Infranet. Portal provides support to its customers through maintenance and support agreements. Support includes assistance with technical problems related to the use of Portal's software and software maintenance and upgrade releases. Portal generally provides its base level of customer support via an Internet-based customer management system and higher levels of support via telephone and on-site technical assistance. Portal provides customer technical support for its products primarily from its Cupertino, California location. Portal plans to establish additional customer support sites domestically and internationally commensurate with customer needs.

  Portal also offers project implementation services to assist customers in the project planning, installation and implementation of the Portal solution. Portal consulting services are also available for customers requiring additional software customization, upgrade assistance or other Infranet-related technical services. Portal professional services consultants are located in several cities in the United States and various countries outside the United States. Portal has a leveraged business model based on using systems integrator partners to provide jointly or separately a range of services, including first-line technical support and project implementation services, in various locations around the world.

                                  Partnerships

  Portal has established a series of partnerships and alliances with systems integrators such as Andersen Consulting, Cap Gemini, NTT Soft and PricewaterhouseCoopers and hardware platform, software and services providers such as Cisco, Compaq, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems. Portal employs this network of partnerships to both expand its sales, service and marketing capabilities and to extend the technical and functional application of its solution. Portal's network of partnerships allows Portal to maintain its focus as a product company while simultaneously obtaining sales, technical and service leverage through its partners.

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

  The following diagram illustrates Portal's approach to partnerships by listing representative markets it addresses and some of its current partners:

  Diagram entitled "The Portal Market Partnership Model" consisting of a box representing Portal's approach to partnerships. The middle of the diagram is an arrow pointing left to right containing the word "Infranet." The arrow separates Portal's two types of partners: Representative market partners and representative platform partners.

  There are four boxes across the top of the diagram, each representing a different type of market partner. The first box on the left represents consumer Internet service providers consisting of integrators, including Andersen, Cap Gemini, Deloitte & Touche and NTT Soft, and services, including iPass, Microsoft MCIS & Site Server and Software.Com. The second box represents business Internet service providers consisting of integrators, including Andersen, Deloitte & Touche, NTT Soft and PWC and services, including Cisco NetFlow, HP SIU and XACCT. The third box represents Internet protocol telephony consisting of integrators such as Finsiel and KPMG and services such as Cisco and VocalTec. The fourth box represents hosting consisting of integrators such as Deloitte & Touche and Hewlett-Packard and services such as Microsoft MCIS & Site Server and Netscape SuiteSpot.

  There are six boxes across the bottom of the diagram, each representing a different type of platform partner. The first box represents hardware partners such as Compaq, Hewlett-Packard and Sun. The second box represents database partners such as Microsoft and Oracle. The third box represents customer care partners such as Clarity, Remedy and Vantive. The fourth box represents accounting reporting partners such as Oracle and Seagate. The fifth box represents payment partners such as FDC, Group I, Paymentech, Cybercash and VeriFone. The sixth box represents tax partners such as Taxware and Vertex.

  There are two types of partners in Portal's "Market Partnership Model":

  Market Partners. Portal leverages its own sales and marketing efforts by taking advantage of the marketing and lead generation capabilities of its market partners. Market partners are specialized technology and services firms that adapt Portal's products to the needs of a specified market segment. For example, in the consumer ISP market, iPass, Inc., Microsoft and Software.com, Inc. provide complementary services and technologies, which are fully integrated with Infranet through Portal's open APIs. In turn, a set of systems integrators, such as Andersen Consulting, Cap Gemini, NTT Soft and PricewaterhouseCoopers, adapts this combination of Infranet and add-on technologies to the specific environment of each provider of on-line services. This combination of add-on technology and systems integration allows Portal to serve as the enabling technology for a complete solution in each of its markets. This approach also provides a mechanism for Portal to enter new markets as opportunities develop.

  In April 1999, Portal agreed to enter into a strategic alliance with Andersen Consulting under which Andersen Consulting will provide services to Portal, the parties will expand their existing marketing alliance and will work closely together to expand their customer service and marketing relationship. Under this arrangement, Andersen Consulting purchased 380,184 shares of common stock from Portal in a placement concurrent with Portal's initial public offering and Portal agreed to pay Andersen Consulting a services fee of $2.8 million. See "Description of Capital Stock--Private Placement".

  Platform Partners and Alliances. Portal's technology strategy is to focus exclusively on Infranet to enable real-time, mission-critical, Internet-based services. Given this focus, Portal forms partnerships and alliances with hardware platform providers, such as Cisco, Compaq, Hewlett-Packard and Sun Microsystems, database software developers such as Microsoft and Oracle, and software applications developers with best-of-breed products to provide superior solutions to its customers. By providing its platform partners and alliances with a fully documented set of open APIs, Portal ensures that Infranet can interoperate with their products. This allows Portal to partner with the leading-edge vendors in each area of functionality and provides the flexibility to adopt new products and technologies rapidly. Portal also seeks to generate referral sales from its platform partners' sales forces.

  In April 1999, Portal entered into a strategic alliance with Cisco under which Portal and Cisco are jointly developing and marketing integrated hardware and software products targeted at providers of Internet-based services. Under this arrangement, Portal is Cisco's strategic CM&B solution provider and Cisco will be Portal's strategic solution provider of equipment for next generation IP networks.

                                   Technology

  Portal's software architecture consists of the Infranet platform, upon which CM&B functionality is layered using fully documented open APIs. This approach, designed from the start to use object-oriented programming techniques, enables new processes and services to be readily incorporated, thus allowing an evolving multi-service model to be built without the need to change the underlying software foundations. Similarly, changes can be made in the object-based platform without affecting the behavior of the CM&B functions.

  Infranet's advanced, four-tier client-server architecture was designed from the ground up to be scalable, reliable, secure and extensible. The four tiers of Infranet's architecture are:

[Diagram entitled "Four Tier Architecture" depicting the four tiers:
Application, Business Process, Object and Data. The application tier contains the client applications. The business process tier contains the process modules, the object request broker. The Object tier contains the object server which consists of the payment and reporting engines. The data tier contains the database where all the data is stored. Along the bottom of the four tiers are several machines depicting the hardware infrastructure shown as operating on either a network or single machine utilizing the four tier architecture.]

  . Application Tier: includes client applications for registration, customer service and billing, as well as interfaces to event sources such as terminal, mail or Web servers.

  . Business Process Tier: includes an object request broker, or ORB, that arbitrates requests between this tier and the object tier and functional modules that implement the core business operations supported by Infranet. These modules are driven by business policies that are fully customizable by the provider.

  . Object Tier: manages all account, service, event and pricing information using a high-level, objected-oriented data model that greatly enhances the extensibility of the system.

  . Data Tier: includes the relational database management systems such as Oracle and Microsoft SQL Server where all Infranet data is stored, as well as TCP/IP-based links to external systems such as payment, tax, credit card authorization and directory-based systems.

  Infranet's four-tier architecture has several advantages:

  Scalability and Performance. Infranet easily scales to handle subscriber growth and large numbers of subscribers while maintaining high levels of performance. Providers can add multiple servers as needed to any or all levels of the system, generally without incurring downtime. In addition, automatic load balancing is used to minimize the effect of usage spikes on performance.

  Reliability. Infranet provides 24x7 telecommunications-grade reliability with features such as automatic reconnection in the event of a lost link and automatic re-routing in case of a failed re-connect. Both features occur without interrupting the client application. In addition, in March 1999, Portal introduced Infranet DNA, a technology solution for distributing an Infranet implementation geographically. This allows providers to offer uninterrupted services access and usage even when a main Infranet database is down or inaccessible. Finally, Infranet utilizes the features of the underlying database management system to improve transactional integrity and account reliability. Because Infranet is designed to take advantage of redundancy, adding additional systems to the architecture increases reliability.

  Security. Firewalls, proxies and filters can be installed between every tier of the Infranet architecture to prevent unauthorized access to programs and data. Providers can determine and audit who has access to the system. Critical business functions run at the most secure business process tier, and access lists restrict the use of critical operations. Session monitoring, analysis and control occur in real time so that problems can be identified and stopped rapidly.

  Extensibility. Infranet offers fully documented open APIs at every level of the system. These interfaces give providers the ability to integrate Infranet with legacy and external software. Value-added services, even those developed by third parties, can be rapidly customized as well.

                              Sales and Marketing

Sales

  Portal's sales strategy is to pursue targeted accounts both through its direct sales force and indirectly through its strategic partners. Portal has to date targeted its sales efforts at medium and large ISPs, on-line service divisions of traditional telecommunications providers and other providers of Internet-based services.

  Portal maintains direct sales personnel in ten states across the United States, and internationally in France, Germany, Australia, Canada, China, Hong Kong, Japan, Spain and the United Kingdom. The direct sales force is organized into individual account teams, which include both sales representatives and systems engineers. Portal generates leads from contacts made through marketing partners, seminars and conferences, which are usually co-sponsored by marketing partners, market research, its Web site, trade shows, customers and its ongoing public relations program. The direct sales force is complemented by telemarketing representatives based at Portal's headquarters in Cupertino, California. Portal qualifies the leads and assigns an account team to prospective customers. The account team then initiates the sales process, which generally involves multiple presentations to information technology and business professionals within the prospective customer's organization. Portal intends to increase the size of its direct sales force and establish additional sales offices domestically and internationally.

  Portal complements its direct sales force with a series of partnerships and alliances with systems integrators such as Andersen Consulting, Cap Gemini, NTT Soft and PricewaterhouseCoopers, as well as with hardware platform and software applications developers and service providers such as Cisco, Compaq, Hewlett-Packard, Microsoft and Sun Microsystems. These partners provide a global extension of Portal's direct sales force and are a significant source of leads and referrals. Portal believes these relationships also serve to validate its technology and facilitate broad market acceptance of Infranet services. Portal's direct sales force works closely with its indirect distribution partners. After a partner has introduced Portal's products to a potential customer, an in-house account team is assigned to complete the sales process.

  Portal has derived, and anticipates continuing to derive, a significant portion of its revenues from customers that have significant relationships with Portal's market and platform partners. Many of these partners also work with competing software companies, and Portal's success will depend on their willingness and ability to devote sufficient resources and efforts to marketing Portal's products. Portal's agreements with these parties typically are in the form of non-exclusive referral fee or reseller agreements that may be terminated by either party without cause or penalty and with limited notice. Therefore, there is no guarantee any single party will continue to market Portal's products. If these relationships fail, Portal will have to devote substantially more resources to the distribution, sales and marketing, implementation and support of Infranet. Portal intends to establish additional indirect channels in the future. However, there can be no assurance that Portal will be able to establish relationships with additional partners on a timely basis or at all, or that such relationships will be successful.

Marketing

  Portal's marketing programs are targeted at providers of Internet-based services and are currently focused on creating awareness of, and generating interest in, Infranet. Portal engages in a variety of marketing activities, including:

  . managing and maintaining its Web site;

  . conducting direct mailings and ongoing public relations campaigns;

  . conducting seminars;

  . creating and placing advertisements; and

  . establishing and maintaining close relationships with recognized industry analysts.

Portal is an active participant in technology-related conferences and demonstrates its products at trade shows targeted at providers of Internet-based services. Portal also focuses on a range of joint marketing strategies and programs with its partners in order to leverage their existing strategic relationships and resources.

                                   Customers

  Portal's typical customers are providers of Internet-based services that benefit from a scalable CM&B software solution. As of July 31, 1999, Portal had licensed Infranet to approximately 130 customers worldwide, including:
BellSouth, Concentric Network, CyberCash, Inc., FlashNet Communications, Inc., France Telecom, Grolier Incorporated, Juno Online Services, Microsoft, NTT Soft, OzeMail, Palm.net, Sage Networks, Inc., SegaSoft Networks, Inc., Shanghai Online, USinternetworking, U S West, UUNET and Viag Interkom.

  In the six months ended July 31, 1998 and 1999 and in fiscal year 1999, no customer accounted for 10% or more of Portal's total revenues. In the fiscal year ended January 31, 1998, Compuserve accounted for more than 10% of Portal's total revenues, and Sprint accounted for more than 10% of Portal's total revenues in the fiscal year ended January 31, 1997.

  Although Portal's customers include both small and large providers of Internet-based services, a substantial portion of Portal's license and services revenues in any given quarter has, and is expected to continue to be, generated from a limited number of customers with large financial commitment contracts. As a result, if a contract is cancelled or deferred or an anticipated contract does not materialize, Portal's revenues would be materially adversely affected.

                            Research and Development

  Portal believes that strong product development capabilities are essential to its strategy of enhancing its core technology, developing additional applications incorporating that technology and maintaining the competitiveness of its product and service offerings. Portal has invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within Portal and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, Portal has recruited key engineers and software developers with experience in the CM&B, enterprise, database and operating system software markets and has complemented these individuals by hiring senior management with experience in software used by providers of Internet-based services.

  Portal's research and development expenses totaled approximately $11.3 million for the fiscal year ended January 31, 1999, $5.6 million for the fiscal year ended January 31, 1998, $2.5 million for the fiscal year ended January 31, 1997, $10.5 million for the six months ended July 31, 1999 and $4.7 million for the six months ended July 31, 1998. As of July 31, 1999, approximately 149 employees were engaged in research and development activities.

                                  Competition

  Portal competes in markets that are new, intensely competitive, highly fragmented and rapidly changing. Portal competes on the basis of performance, scalability, extensibility, ease of integration and price. Portal faces competition from providers of traditional CM&B software such as Amdocs, Kenan Systems, which was recently acquired by Lucent, LHS Group and Saville Systems which was recently acquired by ADC Telecommunications; emerging providers of Internet-specific billing software, such as Belle Systems, Solect Technology and TAI, which was recently acquired by Convergys; and providers of Internet-based services that develop proprietary systems. Portal also competes with systems integrators and with internal MIS departments of larger telecommunications carriers. Portal is aware of numerous other major ISPs, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with Infranet.

  Portal believes it competes favorably in performance, scalability, extensibility, ease of integration and price, particularly due to Infranet's ability to run on a wide range of systems, Infranet's ability to integrate with existing applications, Infranet's comprehensive functionality and ease of use, and its flexibility. The failure of Portal to develop products that compete successfully with those of other suppliers in the market would harm our business.

  Portal anticipates continued growth and competition in the telecommunications industry and the entrance of new competitors into the CM&B software market, and that the market for its products and services will remain intensely competitive. Many of Portal's current and future competitors have significantly more personnel and greater financial, technical, marketing and other resources than Portal.

                             Intellectual Property

  Portal relies upon a combination of patent, copyright, trade secret and trademark law to protect its intellectual property. Portal currently has three U.S. patent applications pending related to its relational database and real-time billing technology. In addition, Portal has two U.S. registered trademarks and nine U.S. trademark applications pending. While Portal relies on patent, copyright, trade secret and trademark law to protect its technology, Portal believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to Portal's technology.

  Portal generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite Portal's efforts to protect proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology or to develop products with the same functionality as Portal's products. Policing unauthorized use of its products is difficult, and Portal cannot be certain that the steps it has taken will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States. In addition, certain of Portal's license agreements require it to place the source code for Infranet into escrow. Such agreements generally provide that these parties will have a limited, non-exclusive right to use this code if:

  . there is a bankruptcy proceeding by or against Portal;

  . Portal ceases to do business without a successor; or

  . Portal discontinues providing maintenance and support.

  Substantial litigation regarding intellectual property rights exists in the software industry. Portal expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in its industry segments grows and the functionality of products in different industry segments overlaps. Some of Portal's competitors in the market for CM&B software may have filed or may intend to file patent applications covering aspects of their technology that they may claim Portal's technology infringes. Portal cannot be certain that any of these competitors will not make a claim of infringement against it with respect to its products and technology.

  Portal's success and ability to compete are substantially dependent upon its internally developed technology. However, portions of Infranet incorporate software developed and maintained by third-party software vendors, such as operating systems, tools and database vendors. Portal may have to rely on third-party software vendors and developers to a larger degree in future products. Although Portal believes it could find other sources for these products, any significant interruption in the supply of these products could adversely impact Portal's sales unless and until it can secure another source.

                                   Employees

  As of July 31, 1999, Portal had 412 full-time employees, 79 of whom were engaged in customer service and support, 121 in sales and marketing, 149 in engineering, and 62 in finance, administration and operations. Portal's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of Portal's key employees could harm its business. Portal's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, particularly in the San Francisco Bay Area where Portal is headquartered, due to the limited number of people available with the necessary technical skills and understanding of the Internet, and there can be no assurance that Portal can retain or attract key personnel in the future. None of Portal's employees are represented by a labor union. Portal has not experienced any work stoppages and considers its relations with its employees to be good.

                                   Facilities

  Portal leases an aggregate of approximately 47,000 square feet in two separate offices in an office complex located in Cupertino, California. Portal occupies these premises under two leases expiring in May 2000 and October 2003. In June 1999, Portal entered into a lease of a new Cupertino facility of approximately 140,000 square feet. Portal plans to begin occupying this facility in late fiscal year 2000. The lease for this property expires in December 2010. In addition to its principal office space in Cupertino, California, Portal also leases facilities and offices domestically in Westport, Connecticut; Boston, Massachusetts; New York, New York; McLean, Virginia; Dallas, Texas; Chicago, Illinois and internationally in North Sydney, New South Wales, Australia; Slough, United Kingdom; and Hong Kong. These leases are for terms expiring from September 1999 to December 2010. Portal believes that the facilities it currently leases are sufficient to meet its needs through at least the next twelve months. However, Portal believes it will require additional office space after that time and may seek additional facilities in the same geographic area as Cupertino, California.

                               Legal Proceedings

  Portal is not currently a party to any material legal proceeding.

                                   MANAGEMENT

                        Executive Officers and Directors

  The following table sets forth certain information regarding the executive officers and directors of Portal as of July 31, 1999:


             Name              Age                   Position
 ----------------------------  --- --------------------------------------------
 John E. Little..............  41  Chief Executive Officer, President and
                                   Chairman of the Board of Directors
 Jack L. Acosta..............  52  Chief Financial Officer and Vice President,
                                   Finance
 David S. Labuda.............  36  Chief Technology Officer and Vice President,
                                   Engineering
 Steven R. Sommer............  44  Vice President, Marketing and Business
                                   Development
 Kevin P. Mosher.............  42  Vice President, Sales
 Annette D. Surtees..........  43  Vice President, Human Resources
 Michael E. Regan............  43  Vice President, Professional Services
 Mitchell L. Gaynor..........  39  General Counsel and Secretary
 Arthur C. Patterson(1)(2)...  55  Director
 Edward J. Zander(2).........  52  Director
 David C.
  Peterschmidt(1)(2).........  52  Director
 William T. Coleman III(2)...  51  Director

--------
(1) Member of audit committee
(2) Member of compensation committee

  John E. Little. Mr. Little founded Portal in March 1985 and has been Chief Executive Officer and a Director since its inception. In addition, Mr. Little served as President from inception to March 1996 and has served as President since November 1996. Prior to founding Portal, Mr. Little was an independent consultant for a number of companies including Knight-Ridder Inc., AT&T Corp., Raytheon Company, Dow Jones News Retrieval, a subsidiary of Dow Jones & Company, Inc., Victor Company of Japan (JVC) and Sun Microsystems, Inc.

  Jack L. Acosta. Mr. Acosta joined Portal in February 1999 as Chief Financial Officer and Vice President, Finance. In addition, Mr. Acosta served as Secretary from February 1999 through April 1999. From July 1996 to January 1999, Mr. Acosta served as Executive Vice President and Chief Financial Officer for Sybase, Inc., a database company. From December 1994 until July 1996,
Mr. Acosta served as Vice President, Engineering Services, Integration and Business Management of Sybase. From March 1993 until December 1994, Mr. Acosta served as President, Chief Operating Officer and a director of Tanon Manufacturing, Inc., a manufacturing and engineering services company. Prior to March 1993, Mr. Acosta held various management positions at Ungermann-Bass Inc., Atari, Inc., Diablo Systems, Inc. and Ford Motor Company.

  David S. Labuda. Mr. Labuda joined Portal in March 1994 as Vice President, Engineering and Chief Technology Officer. From June 1990 to March 1994, Mr. Labuda was employed by Sun Microsystems, Inc., a network computing company, as a Director of UNIX Development. From August 1985 to June 1990, Mr. Labuda worked for Sun Microsystems as a Senior Engineer and Manager, including managing the software development for the SparcStation 1 and SparcStation 2 projects. Mr. Labuda received the first Sun Presidential Award and holds three patents from his tenure there.

  Steven R. Sommer. Mr. Sommer joined Portal in July 1997 as Vice President, Marketing and Business Development. From May 1993 to July 1997, Mr. Sommer served as Vice President, Worldwide Marketing and Enterprise Solutions for Informix Corporation, an enterprise database company. From February 1990 until April 1993, Mr. Sommer served as Vice President, Marketing for Cognos, Inc., an applications and tools development software company. Prior to February 1990, Mr. Sommer held various other marketing positions at Digital Equipment Corporation, Scitex America Corp., McKinsey & Company, Inc. and Procter and Gamble Company.

  Kevin P. Mosher. Mr. Mosher joined Portal in March 1997 as Vice President, Sales. From January 1996 to February 1997, Mr. Mosher served as Vice President of Sales for Software Emancipation, Inc., a software development and testing company. From May 1995 to November 1995, Mr. Mosher served as Vice President, National Sales at Watermark Software, Inc., an enterprise software company. From February 1991 to May 1995, Mr. Mosher served as Regional Vice President at Interleaf, Inc., a software tool company. From 1985 to 1991, Mr. Mosher held various senior sales management positions at Oracle Corporation.

  Annette D. Surtees. Ms. Surtees joined Portal in August 1998 as Vice President, Human Resources. From February 1998 through July 1998, Ms. Surtees served as Director of Human Resources for VLSI Technology, Inc., an integrated circuit design and manufacturing company. From February 1997 to February 1998, Ms. Surtees was an independent consultant. From May 1988 until February 1997, Ms. Surtees held various human resources management positions at Seagate Technology, Inc., a data technology company, most recently as Vice President, Human Resources for Corporate, U.S. and European Operations.

  Michael E. Regan. Mr. Regan joined Portal in February 1999 as Vice President, Professional Services. From June 1998 to February 1999, Mr. Regan served as Vice President, Professional Services for Siebel Systems, Inc., a supplier of enterprise relationship management systems. From February 1988 to June 1998, Mr. Regan served as Vice President, Professional Services for Sybase.

  Mitchell L. Gaynor. Mr. Gaynor joined Portal in April 1999 as General Counsel and Secretary. From January 1997 to April 1999, Mr. Gaynor served as Vice President, General Counsel and Secretary of Sybase. From May 1996 to January 1997, he served as Vice President and Associate General Counsel of Sybase and from February 1993 to May 1996, Mr. Gaynor served as Senior Corporate Counsel of Sybase.

  Arthur C. Patterson. Mr. Patterson has been a Director of Portal since March 1996. Mr. Patterson is a founder and General Partner of Accel Partners, a venture capital firm. Mr. Patterson invests in enterprise software and communications services companies. Mr. Patterson also serves as a director of PageMart Wireless, Inc., a communications services company, Unify Corporation, an enterprise software company, Actuate Software Corporation, an enterprise reporting software company, Viasoft, Inc., a software tools company, as well as several private enterprise software and communications companies.

  Edward J. Zander. Mr. Zander has been a Director of Portal since August 1997. Since April 1999, Mr. Zander has also served as President of Sun Microsystems, and since January 1998, Mr. Zander has served as Chief Operating Officer of Sun Microsystems. From February 1995 until January 1998, Mr. Zander served as President of Sun Microsystems Computer Company, a subsidiary of Sun Microsystems. From January 1991 to February 1995, Mr. Zander was President of SunSoft, Inc., the software subsidiary of Sun Micro- systems. From October 1987 to January 1991, Mr. Zander was Vice President of Marketing at Sun Microsystems. Mr. Zander also serves as a director of Documentum, Inc., a developer of Internet and client/server software-based solutions, Rhythms Net Connections, Inc. and the Jason Foundation for Education.

  David C. Peterschmidt. Mr. Peterschmidt has served as a Director of Portal since April 1998. Mr. Peterschmidt has been President, Chief Executive Officer and a Director of Inktomi Corporation, an internet search engine company, since July 1996. He was appointed Chairman of the Board of Directors of Inktomi in

December 1997. From 1991 through June 1996, he served as Chief Operating Officer and Executive Vice President of Sybase. Mr. Peterschmidt also served as a Captain in the United States Air Force for nine years, where he was Lead Contract Negotiator on Rockwell International's B1 Bomber Program.

  William T. Coleman III. Mr. Coleman has served as a Director of Portal since April 1998. Mr. Coleman is a founder of BEA Systems, Inc., a software company, and has been its President, Chief Executive Officer and Chairman of the Board of Directors since BEA's inception in January 1995. From December 1985 to January 1995, Mr. Coleman held various positions at Sun Microsystems, most recently as Vice President and General Manager of the Sun Integration Division.

Board of Directors and Committees

  Portal currently has authorized five directors. The board consists of five directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. Messrs. Patterson and Coleman are Class I directors whose terms will expire in 2000, Mr. Zander is a Class II director whose term will expire in 2001, and Messrs. Little and Peterschmidt are Class III directors whose terms will expire in 2002. The officers serve at the discretion of the board.

  Portal has established an audit committee, which reviews and supervises Portal's financial controls, including the selection of its auditors, reviews the books and accounts, meets with its officers regarding its financial controls, acts upon recommendations of auditors and takes further actions as the audit committee deems necessary to complete an audit of Portal's books and accounts. The audit committee also evaluates potential conflicts of interest between Portal and its executive officers and directors and serves to evaluate any transactions or events which could be deemed improper, as well as other matters which may come before it or as directed by the board. The audit committee currently consists of two directors, Messrs. Patterson and Peterschmidt.

  Portal has established a compensation committee, which reviews and approves the compensation and benefits for Portal's executive officers, administers its stock plans and performs other duties as may from time to time be determined by the board. The compensation committee currently consists of four directors, Messrs. Patterson, Zander, Peterschmidt and Coleman.

  Portal has also established a stock committee, which reviews and approves stock option grants within certain guidelines established by the compensation committee for non-executive officer employees. The stock committee currently consists of Mr. Little.

Compensation Committee Interlocks and Insider Participation

  None of Portal's executive officers serve on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of Portal's board or compensation committee.

Director Compensation

  Portal currently does not compensate any non-employee member of the board. Members of the board are eligible to receive discretionary option grants and stock issuances under the 1999 Stock Incentive Plan. In addition, under the 1999 Stock Incentive Plan, non-employee directors will receive automatic option grants on the date of each annual meeting of stockholders. The 1999 Stock Incentive Plan also contains a director fee option grant program. Should this program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. At this time, Portal does not anticipate paying any annual retainer fee or other cash compensation to any non-employee members of the board of directors. See "Management--Benefit Plans".

                             Executive Compensation

  Summary Compensation Table. The following table sets forth certain information with respect to the compensation of Portal's Chief Executive Officer and Portal's four next most highly compensated executive officers who earned more than $100,000 for the fiscal year ended January 31, 1999 (collectively, the "Named Executive Officers").


                           Summary Compensation Table

                                                          Annual Compensation
                                              Fiscal Year --------------------
         Name and Principal Position             Ended    Salary ($) Bonus ($)
         ---------------------------          ----------- ---------- ---------
John E. Little...............................    1999      $185,000  $ 40,000
 Chief Executive Officer, President and
  Chairman of the Board of Directors
Richard C. Spalding(1).......................    1999       160,000     6,000
 Chief Financial Officer and Vice President,
  Finance
David S. Labuda..............................    1999       208,000    52,000
 Chief Technology Officer and Vice President,
  Engineering
Steven R. Sommer.............................    1999       180,000    50,000
 Vice President, Marketing and Business
  Development
Kevin P. Mosher..............................    1999       140,000   110,000
 Vice President, Sales
Dong Joo (Karen) Ha(2).......................    1999       150,000    43,000
 Vice President, Client Services

--------
(1) Mr. Spalding resigned as Chief Financial Officer, Vice President, Finance and Secretary effective January 31, 1999 but remained an employee of Portal until May 7, 1999.
(2) Ms. Ha resigned as Vice President, Client Services on October 31, 1998 but remained an employee of Portal until April 30, 1999. Ms. Ha earned $150,000 in the fiscal year ended January 31, 1999 based on an annual salary of $180,000.

  The bonus component of an executive officer's annual compensation is based on the compensation committee's assessment of Portal's financial performance, such as revenue growth, for the fiscal year and the individual officer's contribution to that performance, as well as the achievement of individual and corporate milestones.

  Under a letter agreement dated December 24, 1998, Mr. Jack L. Acosta, Portal's Chief Financial Officer, Vice President, Finance and Secretary, is to receive an annual salary of $200,000 for the fiscal year ending January 31, 2000, has received a one-time signing bonus of $25,000 and is eligible to receive up to an aggregate of $80,000 upon the achievement of certain performance milestones. Mr. Acosta was granted an option to purchase 1,080,000 shares of common stock, of which 342,000 are vested and the balance continues to vest monthly over Mr. Acosta's continued employment with Portal.

  Under a letter agreement dated January 31, 1999, Mr. Michael E. Regan, Portal's Vice President, Professional Services, is to receive an annual salary of $200,000 for the fiscal year ending January 31, 2000 and receive a one-time signing bonus of $25,000 and is eligible to receive up to an aggregate of $80,000 upon the achievement of certain performance milestones. Mr. Regan was granted an option to purchase 750,000 shares of common stock, twenty-five percent of which will vest one year from the date of grant and the balance of which will vest in thirty-six equal monthly installments of Mr. Regan's continued employment with Portal.

  Option Grants. No option grants or stock appreciation rights were granted to any Named Executive Officer during the fiscal year ended January 31, 1999.

  Aggregate Option Exercises and Option Values. The following table sets forth information concerning option exercises and option holdings for the Named Executive Officers as of January 31, 1999. No stock appreciation rights were exercised during the fiscal year ended January 31, 1999 and no stock appreciation rights were outstanding at the end of the fiscal year. The value realized is based on the fair market value of Portal's common stock on the date of exercise, as determined by the board, less the exercise price payable for such shares. The value of unexercised in-the-money options at fiscal year end is based on the fair market value of Portal's common stock on January 31, 1999, as determined by the board at that time, less the option exercise price payable for such shares. The value of unexercised in-the-money options at the initial public offering price is based on Portal's initial public offering price of $14.00 per share, less the exercise price payable for such shares.


         Option Exercises in the Fiscal Year Ended January 31, 1999 and
                         Fiscal Year-End Option Values

                                            Number of Securities         Value of Unexercised
                      Number of            Underlying Unexercised            In-the-Money
                       Shares                 Options at FY-End            Options at FY-End
                     Acquired on  Value   ------------------------- -------------------------------
Name                  Exercise   Realized Exercisable Unexercisable Exercisable($) Unexercisable($)
----                 ----------- -------- ----------- ------------- -------------- ----------------
John E. Little..          --       --           --          --              --            --
Richard C. Spalding       --       --           --          --              --            --
David S.
 Labuda.........          --       --           --          --              --            --
Steven R. Sommer..        --       --           --          --              --            --
Kevin P. Mosher..         --       --           --          --              --            --
Dong Joo (Karen) Ha    99,999        0      200,001         --         $666,670           --
                          Value of Unexercised
                              in-the-Money
                             Options at the
                      Initial Public Offering Price
                     -------------------------------
Name                 Exercisable($) Unexercisable($)
----                 -------------- ----------------
John E. Little..              --           --
Richard C. Spalding           --           --
David S.
 Labuda.........              --           --
Steven R. Sommer..            --           --
Kevin P. Mosher..             --           --
Dong Joo (Karen) Ha    $2,790,014          --

  As of January 31, 1999, Portal's repurchase right had lapsed as to all 99,999 shares which Ms. Ha had exercised. Ms. Ha's employment with Portal terminated as of April 30, 1999 and all of her unexercised options were cancelled.

                                 Benefit Plans

1999 Stock Incentive Plan.

  Introduction. The 1999 Stock Incentive Plan was adopted by the board in February 1999 and approved by the stockholders in April 1999. The 1999 Stock Incentive Plan became effective in May 1999. At that time, all outstanding options under Portal's existing 1995 Stock Option/Stock Issuance Plan were transferred to the 1999 Stock Incentive Plan, and no further option grants were or will be made under the 1995 Stock Option/Stock Issuance Plan. The transferred options will continue to be governed by their existing terms, unless Portal's compensation committee decides to extend one or more features of the 1999 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of Portal's 1999 Stock Incentive Plan. As of July 31, 1999, options to purchase 9,332,733 shares of common stock were outstanding at an average exercise price of $7.23.

  Share Reserve. 13,290,062 shares of Portal's common stock have been authorized for issuance under the 1999 Stock Incentive Plan. The number of shares authorized for issuance under Portal's 1999 Stock Incentive Plan will automatically increase on the first trading day of February each year, beginning February 1, 2000, by an amount equal to four percent of the total number of shares of common stock outstanding on the last trading day of the prior month, but in no event will this annual increase exceed 5,250,000 shares. In addition, no participant in Portal's 1999 Stock Incentive Plan may be granted stock options or direct stock issuances for more than 1,000,000 shares of common stock in total in any calendar year.

  Programs. Portal's 1999 Stock Incentive Plan has five separate programs:

  . the discretionary option grant program, under which eligible individuals in Portal's employ may be granted options to purchase shares of Portal's common stock at an exercise price not less than the fair market value of those shares on the grant date;

  . the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or upon the completion of a period of service or as a bonus for past services;

  . the salary investment option grant program, under which Portal's executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below market stock option grants;

  . the automatic option grant program, under which option grants will be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

  . the director fee option grant program, under which Portal's non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

  The individuals eligible to participate in Portal's 1999 Stock Incentive Plan include Portal's officers and other employees, Portal's board members and any consultants Portal hires.

  Administration. The discretionary option grant and stock issuance programs are administered by Portal's compensation committee and stock committee. These committees determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee also has the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

  Plan Features. Portal's 1999 Stock Incentive Plan includes the following features:

  . The exercise price for any options granted under the plan may be paid in cash or in shares of Portal's common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

  . The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from Portal's 1995 Stock Option/Stock Issuance Plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of Portal's common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from Portal equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. Portal may make the payment in cash or in shares of Portal's common stock. None of the options under Portal's 1995 Stock Option/Stock Issuance Plan have any stock appreciation rights.

  Change in Control. The 1999 Stock Incentive Plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

  . In the event that Portal is acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent that Portal's repurchase rights with respect to those shares are to be assigned to the successor corporation.

  . The compensation committee has complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with Portal or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under Portal's 1999 Stock Incentive Plan may be accelerated upon similar terms and conditions.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent of Portal's outstanding voting stock or a change in the majority of Portal's board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  . The options currently outstanding under Portal's 1995 Stock Option/Stock
    Issuance Plan will immediately vest upon an acquisition of Portal by merger or asset sale, unless Portal's repurchase rights with respect to the unvested shares subject to those options are assigned to the successor entity. There are no other change in control provisions currently in effect for those options. However, the compensation committee may extend the acceleration provisions of Portal's 1999 Stock Incentive Plan to any or all of those options.

  Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of Portal's executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Portal's common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

  Automatic Option Grant Program. On the date of each annual stockholders meeting, each individual who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 6,000 shares of Portal's common stock, provided he or she has served on the board for at least six months. Each grant will have a term of ten years, subject to earlier termination following the optionee's cessation of board service, and will be immediately exercisable for all the option shares.

  Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Portal's common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

  Additional Program Features. Portal's 1999 Stock Incentive Plan also has the following features:

  . Outstanding options under the salary investment and director fee option grant programs will immediately vest if Portal is acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of Portal's outstanding voting stock or a change in the majority of Portal's board through one or more contested elections.

  . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to Portal upon the successful completion of a hostile tender offer for more than 50% of Portal's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from Portal in an amount per surrendered option share based upon the highest price per share of Portal's common stock paid in that tender offer.

  . The board may amend or modify the 1999 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1999 Stock Incentive Plan will terminate no later than February 23, 2009.

1999 Employee Stock Purchase Plan.

  Introduction. Portal's 1999 Employee Stock Purchase Plan was adopted by the board in February 1999 and approved by the stockholders in April 1999. The plan became effective in May 1999. The plan is designed to allow eligible employees of Portal and its participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

  Share Reserve. 1,800,000 shares of common stock have been reserved for issuance. The reserve will automatically increase on the first trading day in February each year, beginning February 1, 2000, by an amount equal to two percent of the total number of Portal's outstanding shares of common stock on the last trading day of the prior month. In no event will any such annual increase exceed 2,000,000 shares.

  Offering Periods. The plan has a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period started May 5, 1999 and will end on the last business day in May 2001. The next offering period will start on the first business day in June 2001, and subsequent offering periods will set by Portal's compensation committee.

  Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of June and December each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

  Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and November each year. In no event, however, may any participant purchase more than 1,250 shares on any purchase date, and not more than 300,000 shares may be purchased in total by all participants on any purchase date.

  Reset Feature. If the fair market value per share of Portal's common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

  Change in Control. Should Portal be acquired by merger or sale of substantially all of Portal's assets or more than fifty percent of Portal's voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

  Plan Provisions. The following provisions are also in effect under the plan:

  . The plan will terminate no later than the last business day of May 2009.

  . The board may at any time amend, suspend or discontinue the plan.
    However, certain amendments may require stockholder approval.

                             Employment Contracts,
                      Termination of Employment Agreements
                       and Change in Control Arrangements

  Portal does not currently have any employment agreements or severance programs in effect for any of the Named Executive Officers. Portal provides incentives such as salary, cash bonuses and option grants (which typically vest over a four-year period) to attract and retain qualified executives and other members of senior management.

  In the event that the employment of Mr. Acosta, Portal's Chief Financial Officer, Vice President, Finance and Secretary, is terminated by Portal or its successor for any reason other than for cause, Mr. Acosta will receive one year of severance pay based on his base salary for that year. In addition, if Mr. Acosta is terminated, or his role is materially diminished, within 18 months of a change in control or acquisition of Portal, all of his unvested options will vest in full.

  In connection with an acquisition of Portal by merger or asset sale, Portal's repurchase right with respect to the shares of common stock acquired by Mr. Mosher (pursuant to the exercise of stock options) and Mr. Regan (pursuant to the exercise of stock options) issued under the 1995 Stock Option/Stock Issuance Plan will automatically lapse and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, Mr. Sommer, Portal's Vice President, Marketing and Business Development, will vest in the lesser of (i) twenty-five percent of the purchased shares or (ii) fifty percent of his unvested shares upon a merger or asset sale. In the event that Mr. Gaynor's employment is terminated for any reason other than cause during the first twelve months of his employment, 25% of his options will immediately vest. In addition, the compensation committee as plan administrator of the 1999 Stock Incentive Plan will have the authority to grant options and to structure repurchase rights under that plan so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of Portal, whether by merger, asset sale, successful tender offer for more than fifty percent of the outstanding voting stock or by a change in the majority of the board by reason of one or more contested elections for board membership, with this vesting to occur either at the time of this change in control or upon the subsequent involuntary termination of the individual's service within a designated period, not to exceed 18 months, following a change in control.

Limitation of Liability and Indemnification

  Portal's certificate of incorporation eliminates to the maximum extent allowed by the Delaware General Corporation Law, subject to certain exceptions, directors' personal liability to Portal or its stockholders for monetary damages for breaches of fiduciary duties. The certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

  . any breach of the director's duty of loyalty to Portal or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

  Portal's bylaws provide that Portal shall indemnify its directors to the fullest extent permitted under the Delaware General Corporation Law and may indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, Portal has entered into an indemnification agreement with each of its directors and officers. The indemnification agreements contain provisions that require Portal, among other things, to indemnify its directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of Portal or other entities to which they provide service at the request of Portal and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. Portal believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified directors and officers. Portal has obtained an insurance policy covering directors and officers for claims they may otherwise be required to pay or for which Portal is required to indemnify them, subject to certain exclusions.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Portal where indemnification will be required or permitted, and Portal is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS
Options to Purchase Common Stock

  The following table summarizes the option grants made to Portal's executive officers, directors and 5% stockholders since July 1, 1996.

                                          Number of Securities Exercise
                                           Underlying Options   Price   Date of
                     Name                     Granted (#)       ($/Sh)   Grant
                     ----                 -------------------- -------- --------
     Jack L. Acosta......................      1,080,000         $2.67  12/23/98
     Steven R. Sommer....................      1,079,796         $0.02  07/28/97
                      ...................        120,000        $10.00  04/01/99
     Kevin P. Mosher.....................        675,000         $0.02  03/12/97
                    .....................        450,000        $10.00  04/01/99
     Annette D. Surtees..................         75,000         $1.33  08/10/98
                      ...................         45,000         $1.33  08/10/98
                      ...................         60,000         $4.00  01/27/99
     Michael E. Regan....................        750,000        $10.00  02/22/99
     Mitchell L. Gaynor..................        150,000        $14.00  05/05/99
     Edward J. Zander....................        150,000         $0.02  08/15/97
                     ....................         83,334         $0.02  01/20/98
     David C. Peterschmidt...............        150,000         $0.33  04/17/98
     Richard C. Spalding.................      1,508,436         $0.02  02/07/97
     Dong Joo (Karen) Ha.................        600,000         $0.02  05/15/97
                        .................        300,000         $0.67  05/22/98


Sales of Preferred Stock

  In March 1996, Portal sold an aggregate of 13,544,895 shares of Series A Preferred Stock at a price of $0.17 per share (after giving effect to a 5-for-1 stock split effected by Portal in June 1996) to entities affiliated with Accel Partners. In January 1997, upon the exercise of Series A Preferred Stock Warrants, Portal issued 3,075,000 shares of Series A Preferred Stock for an aggregate consideration of $512,500 to entities affiliated with Accel Partners. In January, May and August 1998, Portal sold an aggregate of 10,235,997 shares of Series B Preferred Stock at a price of $1.50 per share. The following table summarizes the shares of preferred stock purchased by Portal's executive officers, directors and 5% percent stockholders and persons associated with them since March 1996. The number of total shares on an as-converted basis reflects a one-to-one conversion to common stock ratio for each share of Series A and Series B Preferred Stock and a three-for-one stock split effected in April 1999.

                                                    Total Shares
                                Series A  Series B   on an As-       Total
                                Preferred Preferred  Converted     Aggregate
Investor                          Stock     Stock      Basis     Consideration
--------                        --------- --------- ------------ -------------
Entities affiliated with Accel
 Partners(/1/)................. 5,539,965 1,000,000  19,619,895   $7,269,982
David C. Peterschmidt..........       --     22,222      66,666   $   99,999
Edward J. Zander...............       --     22,222      66,666   $   99,999
William T. Coleman III.........       --     22,222      66,666   $   99,999

--------
(1) Represents shares held by Accel Internet/Strategic Technology Fund LP, Accel Investors '96 LP, Accel Keiretsu V LP, Accel V LP and Ellmore C. Patterson Partners. Mr. Arthur C. Patterson, a director of Portal, is a general partner of Accel Partners.

  Holders of shares of common stock issued upon conversion of preferred stock are entitled to certain registration rights with respect to the common stock issued upon conversion thereof. See "Description of Capital Stock--Registration Rights".

Other Related Party Transactions

  Portal has entered into an Indemnification Agreement with each of its executive officers and directors containing provisions that may require it, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation on Liability and Indemnification".

  Portal believes that all of the transactions set forth above were made on terms no less favorable to Portal than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans, if any, between Portal and its officers, directors and principal stockholders and their affiliates and any transactions between Portal and any entity with which its officers, directors or 5% stockholders are affiliated will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors and will be on terms no less favorable to Portal than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to Portal with respect to the beneficial ownership of its common stock as of July 31, 1999 by:

  . each stockholder known by Portal to own beneficially more than 5% of its common stock;

  . each director of Portal;

  . each of the Named Executive Officers; and

  . all current directors and executive officers of Portal as a group; and

  . each selling stockholder

Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable. As of July 31, 1999, there were 75,440,381 shares of common stock outstanding. Except as otherwise noted, the address of each person listed on the table is c/o Portal Software, Inc., 20883 Stevens Creek Boulevard, Cupertino, California 95014. The number of shares outstanding after the offering assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within sixty days of July 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding these options for the purpose of computing the number of shares beneficially owned and the percentage of this person or entity holding these securities, but are not outstanding for the purpose of computing the percentage ownership of any other person or entity.


                            Number of Shares
                           Beneficially Owned               Number of Shares
                              Prior to this                Beneficially Owned
                                Offering                   After the Offering
   Name and Address of    --------------------- Shares to ---------------------
    Beneficial Owner        Number   Percentage  be Sold    Number   Percentage
   -------------------    ---------- ---------- --------- ---------- ----------
Entities affiliated with
 Accel Partners(/1/)
 428 University Avenue
 Palo Alto, CA 94301....  21,143,756    28.0%         --  21,138,756    27.3%
John E. Little..........  18,983,581    25.2    1,000,000 17,983,581    23.2
David S. Labuda(/2/)....   6,499,356     8.6      500,000  5,999,356     7.7
Jack L. Acosta(/3/).....   1,080,001     1.4       50,000  1,030,001     1.3
Steven R. Sommer(/4/)...   1,094,797     1.5       90,000  1,004,797     1.3
Kevin P. Mosher(/5/)....     731,251       *       73,500    657,751       *
Arthur C.
 Patterson(/1/).........  21,143,756    28.0          --  21,138,756    27.3
Edward J. Zander(/6/)...     300,001       *          --     300,001       *
David C.
 Peterschmidt(/7/)......     214,667       *          --     214,667       *
William T. Coleman
 III(/8/)...............     216,667       *          --     216,667       *
Richard C.
 Spalding(/9/)..........     801,356     1.1          --     801,356     1.0
Dong Joo (Karen)
 Ha(/10/)...............     312,501       *          --     312,501       *
All current directors
 and executive officers
 as a group
 (12 persons)(/11/).....  50,444,080    66.9%   1,721,000 48,723,080    62.8
Kevin Allodi............     975,571     1.3       97,000    876,696     1.1
Nassau Capital
 Partners(/12/).........   3,000,000     4.0      704,594  2,295,406     3.0
All other selling
 stockholders each
 beneficially own less
 than 1% of the total
 outstanding shares
 prior to this offering
 (60 persons)...........   4,951,456     6.6      377,406  4,574,050     5.9

--------
  * Less than 1%.
 (1) Represents 2,283,150 shares held by Accel Internet/Strategic Technology Fund LP, 1,014,741 shares held by Accel Investors '96 LP, 338,248 shares held by Accel Keiretsu V LP,

    17,039,085 shares held by Accel V LP, 3,444 shares held by Accel Investors '99 (c) LP and 465,088 shares held by Ellmore C. Patterson Partners (collectively the "Accel Partnerships"). Mr. Patterson is either a managing member of the General Partner or the General Partner of each of the Accel Partnerships, and a director of Portal. However, Mr. Patterson disclaims beneficial ownership of all these shares, except to the extent of his pecuniary interest in the Accel Partnerships.
 (2) Includes 4,632,870 shares held in trust by Mr. Labuda as trustee of the David S. Labuda Separate Property Trust U/D/T dated December 30, 1998. Also includes 1,496,100 shares held in trust by Mr. Labuda and Cindy A. Labuda, Mr. Labuda's wife, as trustees of the Labuda Community Trust U/D/T dated December 30, 1998. Also includes 220,386 shares of common stock held by Cindy A. Labuda, trustee of the Cindy A. Labuda Separate Property Trust U/D/T dated December 30, 1998 and 150,000 shares held in the name of the Kira Anne Labuda Trust dated 12/31/97. Mr. Labuda disclaims beneficial ownership of all of these 370,386 shares.
 (3) Includes 1,030,000 shares of common stock issuable upon exercise of immediately exercisable options.

 (4) Includes 75,000 shares held in trust for Allison Sommer, 75,000 shares held in trust for Julia Sommer and 75,000 shares held in trust for Rachel Sommer. Mr. Sommer disclaims beneficial ownership of all of these 225,000 shares. Includes 539,892 shares of common stock subject to Portal's right of repurchase. This repurchase right lapses with respect to 22,497 shares per month. Also includes 15,000 shares issuable upon exercise of options that are exercisable within 60 days of July 31,1999.

 (5) Includes 278,042 shares of common stock subject to Portal's right of repurchase. This repurchase right lapses with respect to 14,064 shares per month. Also includes 56,250 shares issuable upon exercise of options that are exercisable within 60 days of July 31, 1999.
 (6) Includes 121,539 shares of common stock subject to Portal's right of repurchase. This repurchase right lapses with respect to 4,860 shares per month.
 (7) Includes 99,996 shares of common stock which are subject to Portal's right of repurchase. Such repurchase right lapses as to 37,500 shares on April 16, 1999 and as to 3,126 shares per month from April 17, 1999 through April 16, 2002.
 (8) Includes 99,996 shares of common stock which are subject to Portal's right of repurchase as to 3,126 shares per month through April 16, 2002.
 (9) Includes 240,000 shares held by Francis A. Martin, III, trustee, for the benefit of Charles T. Spalding, 240,000 shares held by Francis A. Martin, III, trustee, for the benefit of Patrick M. Spalding and 240,000 shares held by Francis A. Martin, III, trustee, for the benefit of Consuelo Tobin and Martin Spalding. Mr. Spalding disclaims beneficial ownership of these 720,000 shares.
(10) Includes 152,502 shares held by Young Soo Ha and Dong Joo (Karen) Ha, trustees of the Ha Family 1997 Trust, dated December 22, 1997. Also includes 60,000 shares held by Linda Chang, trustee of the Perry Joo-Hyup Ha 1997 Trust, dated December 22, 1997.
(11) Includes 1,200,000 shares of common stock issuable upon exercise of immediately exercisable options, and 1,242,657 shares of common stock subject to Portal's right of repurchase. This repurchase right lapses with respect to 41,421 shares per month.
(12) Includes 2,981,460 shares held by Nassau Capital Partners II L..P. and 18,540 shares held by NAS Partners L.L.C.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of Portal consists of 250,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. Immediately following the completion of this offering, and assuming no exercise of the underwriters' over-allotment option, an aggregate of 77,540,381 shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

  The following description of Portal's capital stock is subject to and qualified by Portal's certificate of incorporation and bylaws and by the provisions of the applicable Delaware law.

                                  Common Stock

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See "Dividend Policy". In the event of liquidation, dissolution or winding up of Portal, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

                                Preferred Stock

  Portal's board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of preferred stock of Portal with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching Portal's board of directors and making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of Portal. Portal has no present plans to issue any shares of or designate any series of preferred stock.

                                    Warrants

  At July 31, 1999, there were warrants outstanding to purchase a total of 230,097 shares of common stock warrants at $1.50 per share. These warrants will expire in September 2003.

                               Private Placement

  In April 1999, Portal entered into strategic alliances and stock purchase agreements with both Andersen Consulting and Cisco. Concurrent with its initial public offering, Portal sold 3,000,000 shares of common stock to Cisco and 380,184 shares of common stock to Andersen Consulting. The stock purchase agreements further provide the following:

  Transfer Restrictions. Andersen Consulting and Cisco have agreed not to sell, transfer, encumber or otherwise dispose of any of the common stock acquired in the private placement concurrent with our initial public offering in a public or private sale for a period of one year following the closing of the concurrent placement, except that Andersen Consulting has certain registration rights in connection with any subsequent registration by Portal of its securities prior to May 2001 of the closing of the concurrent placement.

  In addition, Andersen Consulting has agreed that it will:

  .  notify Portal of and jointly announce any sale of Portal common stock;
     and

  . vote all shares of common stock owned by it on the sale of all or substantially all of the assets of Portal or a merger in which Portal is not the surviving entity and take action with respect to a third-party tender offer, other than a hostile tender offer, in accordance with the direction of Portal's chief executive offer.

Cisco has agreed that it will:

  .  notify Portal of any sale of Portal common stock; and

  . at any time after it owns in excess of 9.5% of Portal's outstanding common stock and Portal's board of directors approves a sale of substantially all of Portal's assets or a merger in which Portal is not the surviving entity, vote its shares of Portal common stock in the same proportion as the other stockholders of Portal.

  Control Provisions. In the event that Portal enters into negotiation with certain third parties regarding a potential merger, acquisition or other business combination, Portal must notify Cisco of its intent to enter into such transaction, no later than seven days prior to executing a definitive agreement. Cisco has seven days from the date of Portal's notification to prepare its own offer for consideration by Portal and its board of directors. This right of notification terminates if:

  . Cisco sells or transfers more than 25% of the common stock acquired in the concurrent placement; or

  . Cisco announces or otherwise indicates its intention to acquire a controlling interest in Portal.

  Registration Rights. Andersen Consulting and Cisco have the following rights with respect to the registration of their shares of common stock under the Securities Act. During the period between May 10, 2000 and May 10, 2001, Cisco may require Portal to register all but not less than all of its shares of common stock on Form S-3 under the Securities Act, provided that such form is available to Portal. Through May 10, 2001, if Portal proposes to register any of its securities under the Securities Act either for its own account or the account of other securityholders, Andersen Consulting is entitled to receive notice of the registration and in general to include its shares of common stock in the registration statement. Portal has agreed to pay all expenses related to such registrations, except for underwriting discounts and commissions.

                              Registration Rights

  Under the Amended and Restated Investor Rights Agreement dated as of
January 29, 1998, as amended on March 3, 1998 and April 17, 1998, among Portal and certain holders of its securities, the holders of approximately 30,171,948 shares of common stock, or Registrable Securities, are entitled to certain rights with respect to the registration of the Registrable Securities under the Securities Act. Under the Investor Rights Agreement, if Portal proposes to register any of its securities under the Securities Act, either for its own account or the account of other stockholders, the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities in the registration. In addition, if at any time beginning three months after the date of the prospectus for its initial public offering, Portal receives a request from certain holders of at least 20% of the Registrable Securities, Portal is obligated to cause these shares to be registered under the Securities Act, provided that the offering size would exceed $10,000,000. Certain holders of Registrable Securities have the right to cause three demand registrations. Further, holders of Registrable Securities may require Portal to register all or a portion of their Registrable Securities on Form S-2 or Form S-3 under the Securities Act, provided that the offering size would exceed $1,000,000, when these forms become available for use by Portal, and subject to certain other conditions and limitations. The holders' rights with respect to all these registrations are subject to certain conditions, including the right of the underwriters of any of these offerings to limit the number of shares included in any of these registrations. Portal has agreed to pay all expenses related to certain of these registrations, except for underwriting discounts and commissions, to effect the registration and sale of the Registrable Securities.

Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Delaware Law and Certain Provisions of a Strategic Partner Agreement

  Portal's certificate of incorporation authorizes the board to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board at the time of issuance. See "--Preferred Stock". The certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. In addition, the certificate of incorporation and bylaws do not permit stockholders of Portal to call a special meeting of stockholders. Only Portal's Chief Executive Officer, President, Chairman of the Board or a majority of the board are permitted to call a special meeting of stockholders. The certificate of incorporation also provides that the board is divided into three classes, with each director assigned to a class with a term of three years, and that the number of directors may only be determined by the board of directors. The bylaws also require that stockholders give advance notice to Portal's Secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the Chairman has the authority to adjourn any such meeting. The bylaws also require a supermajority vote of stockholders or a majority vote of the board of directors to amend the bylaws. These provisions of the restated certificate of incorporation and the bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Portal. These provisions also may have the effect of preventing changes in the management of Portal. See "Risk Factors--Our officers and directors will be able to exert significant control on Portal" and "--We are subject to anti-takeover provisions that could delay or prevent an acquisition of our company".

  Portal is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

    (i) prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

      (x) by persons who are directors and also officers; and

      (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    (iii) on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines "business combination" to include the following:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

  If Portal enters into negotiation with certain third parties regarding a potential merger, acquisition or other business combination, Portal must notify Cisco of its intent to enter into such transaction no later than seven days prior to executing a definitive agreement. Cisco has seven days from the date of Portal's notification to prepare its own offer for consideration by Portal and its board of directors. This right of notification terminates if:

  . Cisco sells or transfers more than 25% of the common stock acquired in the concurrent placement; or

  . Cisco announces or otherwise indicates its intention to acquire a controlling interest in Portal.

                          Transfer Agent and Registrar

  The Transfer Agent and Registrar for the common stock is EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE


  Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or warrants, in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of a substantial amount of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of Portal to raise equity capital in the future.

  Upon completion of this offering, Portal will have 77,540,381 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options and warrants after July 31, 1999. Of these shares, the 5,000,000 shares sold in this offering and the 4,600,000 sold in connection with Portal's initial public offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of Portal, as that term is defined in Rule 144 under the Securities Act, may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with the limitations of Rule 144 as described below.

  The remaining 67,840,381 shares of common stock are "Restricted Securities" as that term is defined in Rule 144. Of these shares, approximately 34,570,557 shares will be available for sale in the public market following the expiration of the ninety (90) day lock-up agreement described below, and approximately 29,989,640 shares, which are currently subject to lockup agreements in connection with Portal's initial public offering, will be available for sale in the public market on November 2, 1999 (54,824,200 of which are eligible for resale under Rule 144(k) and 10,235,997 of which are eligible for resale under Rule 144 or Rule 701 subject to volume limitations as described below including 18,138,756 shares held by entities affiliated with Accel Partners). If Accel Partners distributes any of its shares to its limited partners, any shares distributed will not be subject to the volume limitations under Rule 144 and may be sold under Rule 144(k). In addition, 3,380,184 shares will be available for sale to the public following the expiration of the one-year lockup period under the stock purchase agreements entered into in connection with the private placement concurrent with Portal's initial public offering, subject in each case to restrictions on these sales. In addition, the holders of warrants for 230,097 shares of common stock can exercise these warrants at any time, but these shares cannot be sold until November 2, 1999. Beginning six months after the date of the initial public offering prospectus the holders of 33,552,132 restricted shares and the holders of warrants for 230,097 shares of common stock are entitled to certain rights with respect to registration of these shares for sale in the public market. If these holders sell in the public market these sales could have a material adverse effect on the market price of the common stock.

  In connection with this offering, all of the officers and directors and certain stockholders and optionholders of Portal have entered into lock-up agreements generally providing that they will not offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 90 days after the effective date of this offering, without the prior written consent of Goldman, Sachs & Co. subject to certain limited exceptions. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Goldman, Sachs & Co. currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether to release shares from the lock-up agreements, Goldman, Sachs & Co. will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

  In general, under Rule 144 as currently in effect, an affiliate of Portal or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including the holding period of any prior owner other than a person who may be deemed an affiliate of Portal, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of common stock (approximately 775,404 shares after giving effect to this offering) and the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 notice with respect to this sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about Portal. Under Rule 144(k), a person who is not an affiliate of Portal at any time during the ninety days preceding a sale, and who has beneficially owned shares for at least two years including the holding period of any prior owner other than a person who may be deemed an affiliate of Portal, would be entitled to sell those shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of these shares.


                                 LEGAL MATTERS

  The validity of the common stock offered will be passed upon for Portal by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Members of the firm Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 12,683 shares of Portal's common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited Portal's consolidated financial statements at January 31, 1998 and 1999 and for each of the three years in the period ended January 31, 1999, as set forth in their report, which is included in this prospectus. Portal's consolidated financial statements are included in this prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  We have filed with the SEC, Washington, D.C. 20549, under the Securities Act, as amended, a registration statement on Form S-1 relating to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to Portal and the shares Portal is offering pursuant to this prospectus you should refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement or any other document. You may inspect a copy of the registration statement without charge at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The SEC's world wide Web address is www.sec.gov.

  We are subject to the informational requirements of the Exchange Act and, we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of this material can also be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Portal may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

  We intend to furnish holders of our common stock with annual reports containing, among other information, audited consolidated financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish these other reports as we may determine or as may be required by law.

                             PORTAL SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.......................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Equity (Net Capital Deficiency)... F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Portal Software, Inc.

  We have audited the accompanying consolidated balance sheets of Portal Software, Inc. as of January 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portal Software, Inc. at January 31, 1998 and 1999 and the consolidated results of its operations and its cash flows for the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP

Palo Alto, California
February 24, 1999
Except for the first and second paragraphs of Note 6, as to which the date is April 29, 1999

                             PORTAL SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                   January 31,
                                                ------------------   July 31,
                                                  1998      1999       1999
                                                --------  --------  -----------
                                                                    (unaudited)
Assets
Current assets:
 Cash and cash equivalents..................... $ 14,646  $ 11,809   $ 71,044
 Short-term investments........................      --        --      37,609
 Accounts receivable, net of allowance for
  doubtful accounts of $50 and $940 at January
  31, 1998 and 1999 and $988 at July 31, 1999..    5,697    14,474     12,705
 Restricted short-term investments.............      --        --         750
 Other current assets..........................      100     1,440      5,016
                                                --------  --------   --------
  Total current assets.........................   20,443    27,723    127,124
Property and equipment, net....................    2,537     4,417      7,053
Restricted long-term investments...............      --        --       2,259
Other assets...................................      145       204      3,462
                                                --------  --------   --------
                                                $ 23,125  $ 32,344   $139,898
                                                ========  ========   ========
Liabilities and Stockholders' Equity (Net
 Capital Deficiency)
Current liabilities:
 Accounts payable.............................. $  1,542  $  2,567   $  4,377
 Accrued compensation..........................      903     1,147      4,997
 Other accrued liabilities.....................    1,076     5,214      5,120
 Current portion of long-term debt.............    1,500     4,122        --
 Current portion of capital lease obligations..      --        479        479
 Deferred revenue..............................    8,841    23,344     27,304
                                                --------  --------   --------
  Total current liabilities....................   13,862    36,873     42,277
Long-term debt.................................    1,500       --         --
Long-term portion of capital lease
 obligations...................................      --      2,022      2,119
Commitments
Stockholders' equity (net capital deficiency):
 Convertible preferred stock, no par value,
  issuable in series: 28,311 and 28,652 shares
  issued and outstanding at January 31, 1998
  and 1999; 5,000 shares authorized at July 31,
  1999, $0.001 par value, none issued at July
  31, 1999; aggregate liquidation preference of
  $18,423 at January 31, 1999..................   18,117    18,482        --
 Common stock, no par value, 35,000 shares
  authorized at January 31, 1998 and 1999
  (250,000 shares, $0.001 par value per share
  at July 31, 1999); 39,184, 42,594 and 79,323
  shares issued and 38,172, 39,183 and 75,440
  shares outstanding at January 31, 1998, 1999
  and July 31, 1999............................      177       927         75
 Additional paid-in capital....................      --     16,753    139,546
 Net unrealized loss on investments and other..      --        --         (66)
 Notes receivable from stockholders............      --       (318)      (359)
 Deferred stock compensation...................      --    (14,456)    (9,445)
 Accumulated deficit...........................  (10,531)  (27,939)   (34,249)
                                                --------  --------   --------
  Stockholders' equity (net capital
   deficiency).................................    7,763    (6,551)    95,502
                                                --------  --------   --------
                                                $ 23,125  $ 32,344   $139,898
                                                ========  ========   ========

                            See accompanying notes.

                             PORTAL SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                Six Months
                                                                   Ended
                                   Year Ended January 31,        July 31,
                                  --------------------------  ----------------
                                   1997     1998      1999     1998     1999
                                  -------  -------  --------  -------  -------
                                                                (unaudited)
Revenues:
 License fees...................  $ 3,944  $ 6,892  $ 13,536  $ 4,061  $21,715
 Services.......................    1,101    2,524    13,133    4,292   14,260
                                  -------  -------  --------  -------  -------
  Total revenues................    5,045    9,416    26,669    8,353   35,975
                                  -------  -------  --------  -------  -------
Costs and expenses:
 Cost of license fees...........       62      970       458      146      506
 Cost of services...............      518    2,152     9,425    2,874    8,990
 Research and development.......    2,527    5,628    11,252    4,667   10,456
 Sales and marketing............    2,371    5,436    14,112    5,141   16,157
 General and administrative.....    1,821    2,616     6,253    1,987    5,154
 Amortization of deferred stock
  compensation..................      --       --      2,297      330    5,011
                                  -------  -------  --------  -------  -------
  Total costs and expenses......    7,299   16,802    43,797   15,145   46,274
                                  -------  -------  --------  -------  -------
Loss from operations............   (2,254)  (7,386)  (17,128)  (6,792) (10,299)
Interest and other income, net..       20       39       540      336    1,284
Gain on sale of investment......      --       --        311      --       --
One-time gain upon expiration of
 unexercised put option on
 common stock...................      --       --        --       --     3,810
Interest expense................      (40)    (240)     (416)    (185)    (289)
                                  -------  -------  --------  -------  -------
Loss before income taxes........   (2,274)  (7,587)  (16,693)  (6,641)  (5,494)
Provision for income taxes......      --       --       (715)     (15)    (816)
                                  -------  -------  --------  -------  -------
Net loss........................  $(2,274) $(7,587) $(17,408) $(6,656) $(6,310)
                                  =======  =======  ========  =======  =======
Basic and diluted net loss per
 share..........................  $ (0.18) $ (0.37) $  (0.59) $ (0.24) $ (0.13)
                                  =======  =======  ========  =======  =======
Shares used in computing basic
 and diluted net loss per
 share..........................   12,432   20,786    29,531   27,234   50,244
                                  =======  =======  ========  =======  =======
Pro forma basic and diluted net
 loss per share (unaudited).....                    $  (0.30) $ (0.12) $ (0.10)
                                                    ========  =======  =======
Shares used in computing pro
 forma basic and diluted net
 loss per share (unaudited).....                      58,084   55,687   66,244
                                                    ========  =======  =======

                            See accompanying notes.

                             PORTAL SOFTWARE, INC.

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                     (in thousands, except share amounts)

                                                                           Net
                       Convertible                                     Unrealized     Notes
                     Preferred Stock       Common Stock     Additional   Loss on    Receivable    Deferred
                  ---------------------  ------------------  Paid-In   Investments     From        Stock     Accumulated
                     Shares     Amount     Shares    Amount  Capital    and Other  Stockholders Compensation   Deficit
                  ------------ --------  ----------  ------ ---------- ----------- ------------ ------------ -----------
Balances at
January 31,
1996............           --  $    --   26,322,105   $ 19   $    --      $ --        $ --        $   --        $ (670)
Issuance of
Series A
preferred stock
for cash and
note
receivable......    11,520,000    1,920         --     --         --        --          (20)          --           --
Conversion of
convertible
promissory notes
and accrued
interest into
Series A
preferred
stock...........     3,616,590      603         --     --         --        --          --            --           --
Issuance of
Series A
preferred stock
upon exercise of
warrants........     3,075,000      512         --     --         --        --          --            --           --
Issuance of
common stock
upon exercise of
stock options...           --       --      226,500      4        --        --          --            --           --
Issuance of
common stock for
cash, net of
repurchases.....           --       --    1,616,511     17        --        --          --            --           --
Issuance of
common stock
upon exercise of
warrants........           --       --    1,500,000      1        --        --          --            --           --
Net loss........           --       --          --     --         --        --          --            --        (2,274)
                  ------------ --------  ----------   ----   --------     -----       -----       -------     --------
Balances at
January 31,
1997............    18,211,590    3,035  29,665,116     41        --        --          (20)          --        (2,944)
Payment received
on notes
receivable......           --       --          --     --         --        --           20           --           --
Issuance of
Series A
preferred stock
upon exercise of
warrants........       100,050       17         --     --         --        --          --            --           --
Issuance of
Series B
preferred stock
net of issuance
costs of $39....     9,999,999   14,961         --     --         --        --          --            --           --
Issuance of
common stock
upon exercise of
options, net of
repurchases.....           --       --    8,297,670    136        --        --          --            --           --
Issuance of
Series B
preferred stock
warrants in
connection with
long-term debt..           --       104         --     --         --        --          --            --           --
Net loss........           --       --          --     --         --        --          --            --        (7,587)
                  ------------ --------  ----------   ----   --------     -----       -----       -------     --------
Balances at
January 31,
1998............    28,311,639   18,117  37,962,786    177        --        --          --            --       (10,531)
Issuance of
Series A
preferred stock
upon exercise of
warrants........       104,550       17         --     --         --        --          --            --           --
Issuance of
Series B
preferred
stock...........       235,998      348         --     --         --        --          --            --           --
Issuance of
common stock
upon exercise of
stock options,
net of
repurchases.....           --       --    1,201,896    749        --        --         (318)          --           --
Issuance of
common stock
upon exercise of
warrants........           --       --       18,861      1        --        --          --            --           --
Deferred stock
compensation....           --       --          --     --      16,753       --          --        (16,753)         --
Amortization of
deferred stock
compensation....           --       --          --     --         --        --          --          2,297          --
Net loss........           --       --          --     --         --        --          --            --       (17,408)
                  ------------ --------  ----------   ----   --------     -----       -----       -------     --------
Balances at
January 31,
1999............    28,652,187   18,482  39,183,543    927     16,753       --         (318)      (14,456)     (27,939)
Issuance of
Series A
preferred stock
upon exercise of
warrants
(unaudited).....       341,100       58         --     --         --        --          --            --           --
Conversion of
preferred stock
to common stock
upon completion
of initial
public offering
(unaudited).....  (28,993,287)  (18,540) 28,993,287     29     18,511       --          --            --           --
Issuance of
common stock
upon initial
public offering
and private
placement
(unaudited).....           --       --    7,980,599      8    102,360       --          --            --           --
Reincorporation
to Delaware
(unaudited).....           --       --          --    (888)       888       --          --            --           --
Issuance of
common stock
upon exercise of
stock options,
net of
repurchases
(unaudited).....           --       --     (802,506)    (1)       916       --          (41)          --           --
Issuance of
common stock for
cash
(unaudited).....           --       --       72,957    --         118       --          --            --           --
Issuance of
common stock
upon exercise of
warrants
(unaudited).....           --       --       12,501    --         --        --          --            --           --
Net unrealized
loss on
investments
(unaudited).....           --       --          --     --         --       (105)        --            --           --
Translation
adjustment and
other
(unaudited).....           --       --          --     --         --         39         --            --           --
Amortization of
deferred stock
compensation
(unaudited).....           --       --          --     --         --        --          --          5,011          --
Net loss
(unaudited).....           --       --          --     --         --        --          --            --        (6,310)
                  ============ ========  ==========   ====   ========     =====       =====       =======     ========
Balances at July
31, 1999
(unaudited).....           --  $    --   75,440,381   $ 75   $139,546     $ (66)      $(359)      $(9,445)    $(34,249)
                  ============ ========  ==========   ====   ========     =====       =====       =======     ========
                      Total
                  Stockholders'
                     Equity
                  (Net Capital
                   Deficiency)
                  -------------
Balances at
January 31,
1996............     $  (651)
Issuance of
Series A
preferred stock
for cash and
note
receivable......       1,900
Conversion of
convertible
promissory notes
and accrued
interest into
Series A
preferred
stock...........         603
Issuance of
Series A
preferred stock
upon exercise of
warrants........         512
Issuance of
common stock
upon exercise of
stock options...           4
Issuance of
common stock for
cash, net of
repurchases.....          17
Issuance of
common stock
upon exercise of
warrants........           1
Net loss........      (2,274)
                  -------------
Balances at
January 31,
1997............         112
Payment received
on notes
receivable......          20
Issuance of
Series A
preferred stock
upon exercise of
warrants........          17
Issuance of
Series B
preferred stock
net of issuance
costs of $39....      14,961
Issuance of
common stock
upon exercise of
options, net of
repurchases.....         136
Issuance of
Series B
preferred stock
warrants in
connection with
long-term debt..         104
Net loss........      (7,587)
                  -------------
Balances at
January 31,
1998............       7,763
Issuance of
Series A
preferred stock
upon exercise of
warrants........          17
Issuance of
Series B
preferred
stock...........         348
Issuance of
common stock
upon exercise of
stock options,
net of
repurchases.....         431
Issuance of
common stock
upon exercise of
warrants........           1
Deferred stock
compensation....         --
Amortization of
deferred stock
compensation....       2,297
Net loss........     (17,408)
                  -------------
Balances at
January 31,
1999............      (6,551)
Issuance of
Series A
preferred stock
upon exercise of
warrants
(unaudited).....          58
Conversion of
preferred stock
to common stock
upon completion
of initial
public offering
(unaudited).....         --
Issuance of
common stock
upon initial
public offering
and private
placement
(unaudited).....     102,368
Reincorporation
to Delaware
(unaudited).....         --
Issuance of
common stock
upon exercise of
stock options,
net of
repurchases
(unaudited).....         874
Issuance of
common stock for
cash
(unaudited).....         118
Issuance of
common stock
upon exercise of
warrants
(unaudited).....         --
Net unrealized
loss on
investments
(unaudited).....        (105)
Translation
adjustment and
other
(unaudited).....          39
Amortization of
deferred stock
compensation
(unaudited).....       5,011
Net loss
(unaudited).....      (6,310)
                  =============
Balances at July
31, 1999
(unaudited).....     $95,502
                  =============

                            See accompanying notes.

                             PORTAL SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                             Six Months Ended
                                  Year Ended January 31,         July 31,
                                 --------------------------  ------------------
                                  1997     1998      1999      1998      1999
                                 -------  -------  --------  --------  --------
                                                                (unaudited)
OPERATING ACTIVITIES:
 Net loss......................  $(2,274) $(7,587) $(17,408) $ (6,656) $ (6,310)
 Adjustments to reconcile net
  loss to net cash provided by
  (used in)
  operating activities:
 Depreciation and
  amortization.................      236      525       940       399     1,029
 Amortization of deferred
  stock compensation...........      --       --      2,297       330     5,011
 Issuance of preferred stock
  upon conversion of interest
  payable......................       56      --        --        --        --
 One-time gain upon expiration
  of unexercised put option on
  common stock.................      --       --        --        --     (3,810)
 Changes in operating assets
  and liabilities:
  Accounts receivable, net.....     (682)  (4,966)   (8,777)   (1,844)    1,769
  Other current assets.........      (35)     (52)   (1,340)      (85)   (1,921)
  Other assets.................      (10)     (39)      (59)       90      (211)
  Accounts payable.............      193    1,222     1,025      (234)    1,810
  Accrued compensation.........       (1)     569       244       233     3,849
  Other accrued liabilities....      724      232     4,138     2,979       (90)
  Deferred revenue.............    1,420    7,421    15,625      (282)    3,959
                                 -------  -------  --------  --------  --------
   Net cash provided by (used
    in) operating activities...     (373)  (2,675)   (3,315)   (5,070)    5,085
                                 -------  -------  --------  --------  --------
INVESTING ACTIVITIES:
 Purchases of short-term
  investments..................      --       --        --        --    (38,732)
 Purchases of long-term
  investments..................      --       --        --        --     (2,299)
 Purchases of property and
  equipment....................     (943)  (1,855)      --        --     (3,354)
                                 -------  -------  --------  --------  --------
   Net cash provided by (used
    in) investing activities...     (943)  (1,855)      --        --    (44,385)
                                 -------  -------  --------  --------  --------
FINANCING ACTIVITIES:
 Payment received on
  stockholder note receivable..      --        20       --        --        --
 Repayment of convertible
  notes........................     (250)     --        --        --        --
 Issuance of long-term debt....      400    3,000       --        --        --
 Repayment of long-term debt...      (56)    (498)      --        --     (4,122)
 Proceeds from line of credit..      --       --        --        --      1,000
 Repayment of line of credit...      --       --        --        --     (1,000)
 Principal payments under
  capital lease obligations,
  net of proceeds..............      --       --       (319)       79      (239)
 Proceeds from issuance of
  common stock, net of
  repurchases..................       22      136       432       106   102,850
 Proceeds from issuance of
  preferred stock..............    2,412   14,978       365       128       --
                                 -------  -------  --------  --------  --------
   Net cash from financing
    activities.................    2,528   17,636       478       313    98,489
                                 -------  -------  --------  --------  --------
Effect of exchange rate on cash
 and cash equivalents..........      --       --        --        --         46
                                 -------  -------  --------  --------  --------
Net increase (decrease) in cash
 and cash equivalents..........    1,212   13,106    (2,837)   (4,757)   59,235
Cash and cash equivalents at
 beginning of period ..........      328    1,540    14,646    14,646    11,809
                                 -------  -------  --------  --------  --------
Cash and cash equivalents at
 end of period ................  $ 1,540  $14,646  $ 11,809  $  9,889  $ 71,044
                                 =======  =======  ========  ========  ========
Supplemental disclosures of
 cash flow information:
 Cash paid during the period
  for interest.................  $    40  $    43  $    361  $    165  $    190
                                 =======  =======  ========  ========  ========
 Supplemental disclosures of
  non-cash financing activity:
 Conversion of principal
  portion of convertible notes
  into shares of Series A
  preferred stock..............  $   547  $   --   $    --   $    --   $    --
                                 =======  =======  ========  ========  ========
 Issuance of Series A preferred
  stock for stockholder note
  receivable...................  $    20  $   --   $    --   $    --   $    --
                                 =======  =======  ========  ========  ========
 Issuance of Series B preferred
  stock warrants in connection
  with
  long-term debt...............  $   --   $   104  $    --   $    --   $    --
                                 =======  =======  ========  ========  ========
 Issuance of debt upon
  conversion of customer
  deposit included in deferred
  revenue......................  $   --   $   --   $  1,122  $    --   $    --
                                 =======  =======  ========  ========  ========
 Equipment acquired under
  capital lease obligations....  $   --   $   --   $  2,820  $  1,311  $    336
                                 =======  =======  ========  ========  ========
 Deferred stock compensation
  related to options granted...  $   --   $   --   $ 16,753  $  1,963  $    --
                                 =======  =======  ========  ========  ========
 Issuance of common stock for
  stockholder notes
  receivable...................  $   --   $   --   $    318  $    --   $     41
                                 =======  =======  ========  ========  ========
 Conversion of Series A and
  Series B preferred stock to
  common stock.................  $   --   $   --   $    --   $    --    $18,482
                                 =======  =======  ========  ========  ========

                            See accompanying notes.

                             PORTAL SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)

(1) Significant Accounting Policies:

 Nature of Business and Basis of Presentation

  Portal Software, Inc. or Portal, formerly Portal Information Network, Inc., a California corporation, was incorporated in 1994. Portal markets and supports real-time customer management and billing software, or CM&B software, for providers of Internet-based services. Portal's software is a comprehensive solution that is designed to meet the complex, mission-critical provisioning, accounting, reporting and marketing needs of providers of Internet-based services. Portal markets its products worldwide through a combination of a direct sales force and distribution partners. Substantially all of Portal's license revenues are derived from sales of its Infranet product.

  Portal has incurred operating losses to date and, at July 31, 1999, had an accumulated deficit of $34.2 million. Portal's activities have been primarily financed through private placements and public offerings of equity securities. Portal may need to raise additional capital through the issuance of debt or equity securities. Such financing may not be available on terms satisfactory to Portal, if at all.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Portal and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 Revenue Recognition

  License revenues are comprised of fees for multiyear or perpetual licenses which are primarily derived from contracts with corporate customers and resellers. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Portal obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. For electronic delivery, the software is considered to have been delivered when Portal has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue on arrangements with customers who are not the ultimate users (primarily resellers) is not recognized until the product is delivered to the end user.

  Services revenues are primarily comprised of revenue from systems integration or other consulting fees, maintenance agreements and training. Arrangements that include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When software services are considered essential, revenue under the arrangement is recognized using contract accounting. When software services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Portal generally considers software services essential, unless the software is paid for before the services commence and the services are limited to training or minimal installation. Maintenance agreements provide technical support and include the right to unspecified upgrades on an if-and-when-available basis. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related agreement, which is typically one year. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)

(1) Significant Accounting Policies (continued)

 Revenue Recognition (continued)

  Portal adopted Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, and Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, or SOP 98-4, as of February 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1, Software Revenue Recognition. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on Portal's financial results. However, full implementation guidelines for this standard have not yet been issued. Once available, the current revenue accounting practices may need to change and such changes could affect Portal's future revenues and results of operations.

  In December 1998, the American Institute of Certified Public Accountants or AICPA issued Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, or SOP 98-9. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Portal does not expect the final adoption of SOP 98-9 to have a material impact on its future revenues or results of operations.

 Research and Development

  Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on Portal's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by Portal between the completion of the working model and the point at which the product is ready for general release have been insignificant. Therefore, through July 31, 1999, Portal has charged all such costs to research and development expense in the period incurred.

 Concentration of Credit Risk

  Portal sells its software and services to customers consisting mainly of North American and European Internet service providers and enhanced service developers. Portal performs ongoing credit evaluations of its customers and does not require collateral. Portal maintains an allowance for potential credit losses and such losses have been within management's expectations. During the years ended January 31, 1998 and 1999 and the six months ended July 31, 1999, Portal added approximately $50,000, $1.4 million and $0.1 million to its allowance for doubtful accounts. Write-offs of uncollectible accounts totaled $0.5 million for the year ended January 31, 1999 and $0.1 million for the six months ended July 31, 1999 (none for the year ended January 31, 1998). There were no bad debt charges or credits during the year ended January 31, 1997.

  One customer accounted for 36% of total revenue during the year ended January 31, 1997, and a different customer accounted for 47% of total revenue during the year ended January 31, 1998. No individual customer accounted for greater than 10% of total revenue for the year ended January 31, 1999 or the six months ended July 31, 1998 or 1999.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)

(1) Significant Accounting Policies (continued)

 Segment Information

  In June 1997, the Financial Accounting Standards Board or FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," or FAS 131, effective for financial statements for periods beginning after December 15, 1997. FAS 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to stockholders. Portal adopted FAS 131 effective February 1, 1998. Portal operates solely in one segment, the development and marketing of CM&B software, and therefore Portal is not impacted by the adoption of FAS 131. Portal's foreign offices consist of sales, marketing and support activities through its foreign subsidiaries and an overseas reseller network. Operating losses generated by the foreign operations of Portal and their corresponding identifiable assets were not material in any period presented.

  Portal's export revenue represented 13%, 15% and 27% of total revenues in the years ending January 31, 1997, 1998 and 1999 and 15% and 31% for the six months ended July 31, 1998 and 1999. All of the export sales to date have been denominated in U.S. dollars and were derived from sales to Europe and Asia-Pacific. Total export revenues for these years were $0.4 million, $1.1 million and $4.4 million to customers in Europe and $0.3 million, $0.4 million and $2.7 million to customers primarily in the Asia-Pacific region. Total export revenues for the six months ended July 31, 1998 and 1999 were $0.8 million and $8.6 million to customers in Europe and $0.4 million and $2.5 million to customers primarily in the Asia-Pacific region.

 Fair Value of Financial Instruments

  The fair value of notes receivable is estimated by discounting the future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying value of the notes receivable approximated its fair value.

  The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Portal for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values.

 Cash, Cash Equivalents, Short-Term and Long-Term Investments

  Portal considers all highly liquid, low-risk debt instruments with an original maturity at the date of purchase of three months or less to be cash equivalents. Through January 31, 1999, Portal maintained cash and cash equivalents in money market accounts with major financial institutions for which the carrying amount approximated its fair value. Upon the completion of the initial public offering in May 1999 (see Note 6), Portal received additional cash which is available for investment. At July 31, 1999, cash equivalents and short-term investments consist primarily of commercial paper, other debt instruments and money market funds. All short-term investments have maturity dates from three to 24 months.

  Portal classifies, at the date of acquisition, its cash equivalents and short-term investments as available-for-sale in accordance with the provisions of the FASB's Statement of Financial Accounting

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)

(1) Significant Accounting Policies (continued)

 Cash, Cash Equivalents, Short-Term and Long-Term Investments (continued)

Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). Currently, Portal classifies its securities as available-for-sale, which are reported at fair market value, with the related unrealized gains and losses included in stockholders' equity. Unrealized gains and losses were not material at January 31, 1998 and 1999. At July 31, 1999, unrealized losses were $105,000. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded using the specific identification method.

  The following schedule summarizes the estimated fair value of our cash, cash equivalents and short-term investments (in thousands):

                                             January 31, January 31,  July 31,
                                                1998        1999        1999
                                             ----------- ----------- -----------
                                                                     (unaudited)
Cash and cash equivalents:
  Cash......................................   $   433     $ 4,359     $ 6,072
  Money market funds........................    14,213       7,450       7,226
  Commercial paper..........................        --          --       2,996
  U.S. Government securities................        --          --      54,750
                                               -------     -------     -------
                                               $14,646     $11,809     $71,044
                                               =======     =======     =======

  Short-term investments at July 31, 1999 (unaudited):

                                                       Gross Unrealized
                                                  ----------------------------
                                                                        Fair
                                                   Cost    Gain Loss    Value
                                                  -------  ---- -----  -------
Commercial paper................................. $ 7,504  $--  $  (3) $ 7,501
Corporate notes..................................  26,960   --    (92)  26,868
Municipal bonds..................................   4,000   --    (10)   3,990
Restricted investments...........................    (750)  --     --     (750)
                                                  -------  ---  -----  -------
                                                  $37,714  $--  $(105) $37,609
                                                  =======  ===  =====  =======

  The estimated fair value of cash, cash equivalents and short-term investments classified by date of maturity is as follows (in thousands):

                                             January 31, January 31,  July 31,
                                                1998        1999        1999
                                             ----------- ----------- -----------
                                                                     (unaudited)
Due within one year.........................   $14,646     $11,809    $ 89,886
Due within two years........................        --          --      19,517
Restricted short-term investments...........        --          --        (750)
                                               -------     -------    --------
                                               $14,646     $11,809    $108,653
                                               =======     =======    ========

  In accordance with FAS 115, Portal classifies all non-restricted short-term investments as available-for-sale since these securities are available to support current operations. Restricted short-term investments of $750,000 represent collateral for a surety bond required by a customer contract

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)

(1) Significant Accounting Policies (continued)

 Cash, Cash Equivalents, Short-Term and Long-Term Investments (continued)

that expires in January of 2000. The restricted short-term investments are not available to support current operations and consequently classified as held-to-maturity. As a result, unrealized gains and losses are not recorded. At July 31, 1999, amortized cost approximated fair value.

  Restricted long-term investments of $2,259,000 represent collateral for a $2,250,000 letter of credit issued in lieu of a security deposit for a new facility lease and consist of corporate bonds maturing over a period of one to three years. The restricted long-term investments are classified as held-to-maturity. As a result, unrealized gains and losses are not recorded. At July 31, 1999, amortized cost approximated fair value.

  Realized gains and losses from sales of each type of security were immaterial for all periods presented.

 Depreciation and Amortization

  Depreciation on office and computer equipment and furniture is computed using the straight-line method over estimated useful lives of four to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or their estimated useful lives, typically four years.

 Other Assets

  Other assets consisted of the following (in thousands):

                                                           January
                                                             31,     July 31,
                                                          1998 1999    1999
                                                          ---- ---- -----------
                                                                    (unaudited)
Prepaid services--long term portion (see Note 4)......... $ -- $ --   $3,048
Deposits and other.......................................  145  204      414
                                                          ---- ----   ------
                                                          $145 $204   $3,462
                                                          ==== ====   ======

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

 Unaudited Interim Financial Information

  In the opinion of management, the unaudited interim financial statements as of July 31, 1999 and for the six month periods ended July 31, 1998 and 1999 have been prepared on the same basis as the annual financial statements and reflect all adjustments that are necessary for the fair presentation of results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any interim period.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(1) Significant Accounting Policies (continued)

 Net Loss Per Common Share

  Basic net loss per common share and diluted net loss per common share are presented in conformity with the FASB's Statement of Financial Accounting Standards No. 128, "Earnings Per Share", or FAS 128, for all periods presented. Following the guidance given by the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, Portal has not issued or granted shares for nominal consideration.

  In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the consolidated statements of operations, has been computed for the year ended January 31, 1999 and the six months ended July 31, 1998 and 1999 as described above, and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(1) Significant Accounting Policies (continued)

 Net Loss Per Common Share (continued)

  The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                                                Six months
                                   Year ended January 31,     ended July 31,
                                  --------------------------  ----------------
                                   1997     1998      1999     1998     1999
                                  -------  -------  --------  -------  -------
                                                                (unaudited)
Net loss......................... $(2,274) $(7,587) $(17,408) $(6,656) $(6,310)
                                  =======  =======  ========  =======  =======
Basic and diluted:
  Weighted-average shares of
   common stock outstanding......  27,587   34,087    38,902   38,268   55,187
  Less: Weighted-average shares
   subject to repurchase......... (15,155) (13,301)   (9,371) (11,034)  (4,963)
                                  -------  -------  --------  -------  -------
  Weighted-average shares used in
   computing basic and diluted
   net loss per share............  12,432   20,786    29,531   27,234   50,224
                                  =======  =======  ========  =======  =======
Basic and diluted net loss per
 share........................... $ (0.18) $ (0.37) $  (0.59) $ (0.24) $ (0.13)
                                  =======  =======  ========  =======  =======
Pro forma:
  Net loss.......................                   $(17,408) $(6,656) $(6,310)
                                                    ========  =======  =======
  Shares used above..............                     29,531   27,234   50,224
  Pro forma adjustment to reflect
   weighted effect of assumed
   conversion of convertible
   preferred stock (unaudited)...                     28,553   28,453   16,020
                                                    --------  -------  -------
  Shares used in computing pro
   forma basic and diluted net
   loss per share (unaudited)....                     58,084   55,687   66,244
                                                    ========  =======  =======
  Pro forma basic and diluted net
   loss per share (unaudited)....                   $  (0.30) $ (0.12) $ (0.10)
                                                    ========  =======  =======

  Portal has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted loss net per share because all such securities are antidilutive for all periods presented. The total numbers of shares excluded from the calculations of diluted net loss per share was 31,971,954, 38,259,900, and 40,185,846 for the years ended January 31, 1997, 1998 and 1999 and 41,205,217 and 12,265,850 for the six months ended July 31, 1998 and 1999. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share using the treasury stock method. See
Note 6 for further information on these securities.

 Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", or FAS 123, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. Portal has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options plans. See the pro forma disclosures of applying FAS 123 included in Note 6.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(1) Significant Accounting Policies (continued)

 Comprehensive Loss

  As of January 1, 1998, Portal adopted SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive net income and its components. However, it has no impact on our net loss or stockholders' equity as presented in our financial statements. SFAS 130 requires foreign currency translation adjustments and changes in the fair value of available for sale securities to be included in comprehensive net loss.

  The components of comprehensive net loss are as follows (in thousands):

                                                                Six months
                                                  Year ended  ended July 31,
                                                  January 31, ----------------
                                                     1999      1998     1999
                                                  ----------- -------  -------
                                                                (unaudited)
   Net loss......................................  $(17,408)  $(6,656) $(6,310)
   Unrealized loss on marketable securities......       --        --      (105)
   Change in cumulative translation adjustment...        12         5       39
                                                   --------   -------  -------
   Comprehensive net loss........................  $(17,396)  $(6,651) $(6,376)
                                                   ========   =======  =======

 Recently Issued Accounting Standards

  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", or FAS
133. Portal is required to adopt FAS 133 for the year ending January 31, 2002. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because Portal currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on Portal's financial condition or results of operations.

  In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", or SOP 98-1. SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Portal is required to implement SOP 98-1 for the year ending January 31, 2000. Portal adopted SOP No. 98-1 on February 1, 1999 with no material impact on its financial position or results of operations.

  In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," or SOP 98-5. SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. Portal expects that the adoption of SOP 98-5 will not have a material impact on its financial position or results of operations. Portal adopted SOP No. 98-5 on February 1, 1999 with no material impact on its financial position or results of operations.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(2) Property and Equipment

  Property and equipment is recorded at cost and consists of the following (in thousands):

                                                       January 31,
                                                      -------------  July 31,
                                                       1998   1999     1999
                                                      ------ ------ -----------
                                                                    (unaudited)
   Office and computer equipment..................... $2,947 $4,970   $7,929
   Furniture.........................................    576  1,237    1,766
   Leasehold improvements............................    212    348      561
                                                      ------ ------   ------
                                                       3,735  6,555   10,256
   Less accumulated depreciation and amortization....  1,198  2,138    3,203
                                                      ------ ------   ------
   Property and equipment, net....................... $2,537 $4,417   $7,053
                                                      ====== ======   ======

  Included in property and equipment at January 31, 1998 and 1999 and July 31, 1999 were assets acquired under capital lease obligations with a cost of approximately $25,000, $2.8 million and $3.0 million. Accumulated depreciation related to the assets acquired under capital lease totaled $3,000, $0.3 million and $0.7 million at January 31, 1998, January 31, 1999 and July 31, 1999.

(3) Long-Term Debt, Convertible Promissory Notes and Line of credit

  In July 1997, Portal entered into a $3.0 million note payable agreement with a financial institution to finance working capital. The agreement was subsequently amended in February 1999 to change the installment payment dates. The note, bearing an interest rate at 10.75% per annum, is payable in three installments of $1.5 million, $0.5 million, and $1.0 million on February 19, 1999, March 31, 1999, and April 30, 1999. In connection with these notes, Portal issued warrants to the lender to purchase 130,098 shares of Series B preferred stock at an exercise price of $1.50 per share (see Note 6). The note payable was paid on schedule. As of July 31, 1999, the entire loan had been repaid.

  In February through December 1995, Portal issued convertible promissory notes in the aggregate principal amount of $0.8 million to private investors. In April through June 1996, convertible notes in the amount of $0.5 million plus accrued interest of $55,765 were exchanged for 3,616,590 shares of Series A preferred stock at a price of $0.17 per share and convertible notes in the amount of $0.3 million plus accrued interest of $16,163 were repaid.

  Warrants to purchase 1,500,000 shares of common stock at an exercise price of $0.001 per share were issued in connection with the original issuance of the convertible notes in 1995. These warrants were exercised during the fiscal year ended January 31, 1997.

  In December 1998, Portal entered into an agreement with a customer to convert $1.1 million from a deposit into a note payable. The note, bearing an interest rate of 10% per annum, was due on November 30, 1999. The entire balance on the note was repaid in July 1999.

  On April 15, 1999, Portal entered into a line of credit with a bank under which Portal may borrow up to $5 million. Amounts borrowed under this line of credit bear interest at a rate of the bank's prime rate plus 0.5% and mature on April 13, 2000. On April 22, 1999, Portal borrowed $1.0 million under the line of credit to repay the final installment of the term loan that matured in April 1999. The entire balance on the line of credit was repaid in May 1999. This line of credit arrangement prohibits the payment of dividends without the bank's consent.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(4) Agreement with Andersen Consulting LLC (unaudited)

  On April 12, 1999, Portal agreed to enter into a strategic alliance with Andersen Consulting LLC under which Andersen Consulting LLC will provide services to Portal, the parties will expand their existing marketing alliance and will work closely together to expand their customer service and marketing relationship. Under this arrangement, Andersen Consulting LLC agreed to purchase up to 400,000 shares of common stock from Portal in a private placement concurrent with Portal's initial public offering at the initial public offering price, less the underwriting discount.

  Under this agreement, Portal agreed to pay Andersen Consulting LLC for its services a minimum services fee in cash of $2.8 million and a cash settled put for 200,000 of the shares to be purchased by Andersen Consulting LLC. This put guaranteed a closing value of $6.0 million at the end of the first day of trading for 200,000 shares common sold to Andersen and required Portal to pay Andersen Consulting LLC in cash for any differences between the closing value of these shares and $6.0 million. Upon the date of the arrangement, Portal recorded the fair value of the put of approximately $3.8 million. The value of the put was determined using the Black-Scholes model using a risk-free interest rate of 6.3%, an expected life of one month and a volatility factor of 1.00. The final value of the put was to be determined at the end of the first trading day of Portal's common stock. Any change in fair value of the liability at balance sheet dates prior to the initial public offering and at the closing of the first day of trading was to be reported as a gain or loss in the respective periods.

  Upon completion of the initial public offering (see Note 6), the put option was settled. Based on the closing price of Portal's common stock at the end of the first day of trading, the net cash settlement of the put was computed at a value of zero. As a result, a gain upon remeasurement of the liability of $3.8 million was recorded as other income in the six months ended July 31, 1999.

  At July 31, 1999, the initial fair value of the put, approximately $3.8 million, has been classified as a prepaid service asset and will be amortized systematically over the period of the service agreement, which is anticipated to be between three and five years. Upon signing of the definitive agreement, the service fee of $2.8 million will also be capitalized and amortized systematically over the same period.

(5) Commitments

 Operating Leases

  Portal leases eight office facilities under noncancelable operating leases that expire at various dates through March 2000. Portal also rents certain property and equipment under operating leases. Rental expense for all operating leases was $386,000, $740,000, and $1,610,000 for fiscal 1997, 1998, and 1999 and $573,000 and $1,653,000 for the six months ended July 31, 1998 and 1999.

  Future minimum lease payments as of January 31, 1999 are as follows (in thousands):

   Year ending January 31,
     2000 .............................................................. $1,474
     2001...............................................................  1,049
     2002...............................................................  1,044
     2003...............................................................  1,070
     2004...............................................................    732
                                                                         ------
   Total minimum lease payments......................................... $5,369
                                                                         ======

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(5) Commitments (continued)

 Operating Leases (continued)

  In June 1999, Portal entered into a lease for its worldwide headquarters which will expire in December 2010. In connection with the lease, Portal will make payments of $589,000, $4,490,000, $4,625,000, $4,764,000 and $4,906,000 in
the years ending January 31, 2000, 2001, 2002, 2003 and 2004, respectively, and $37,693,000 thereafter. In connection with this lease, Portal issued a letter credit for $2,250,000 (see Note 1) as a deposit for the facilities. The terms of the lease agreement allow the letter of credit to be reduced down to $1,100,000 if certain covenants regarding sales and cash flow are met.

 Capital Lease Obligations

  Portal leases certain furniture, computers, and equipment under noncancelable capital leases. Obligations under capital leases represent the present value of future noncancelable rental payments under various lease agreements.

  Future minimum lease payments under capital leases are as follows (in thousands):

   Year ending January 31,
     2000............................................................... $  668
     2001...............................................................    856
     2002...............................................................    902
     2003...............................................................    496
                                                                         ------
   Total minimum payments...............................................  2,922
   Less amount representing interest....................................   (421)
                                                                         ------
   Present value of future payments.....................................  2,501
   Less current portion.................................................   (479)
                                                                         ------
   Long-term portion.................................................... $2,022
                                                                         ======

(6) Stockholders' Equity

 Reincorporation and Stock Split

  During February 1999, Portal's board of directors authorized the reincorporation of the Company in the state of Delaware. This reincorporation received shareholder approval on April 29, 1999. Portal is authorized to issue 250,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The board of directors has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock.

  In April 1999, Portal's board of directors approved a three-for-one split of Portal's common and preferred stock. The stock split took place on April 29, 1999. All share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively.

 Initial Public Offering

  On May 11, 1999, Portal completed an initial public offering of its Common Stock. All 4.6 million shares covered by Portal's Registration Statement on Form S-1, including shares covered by an overallotment option that was exercised, were sold by Portal at a price of $14.00 per share, less an

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(6) Stockholders' Equity (continued)

 Initial Public Offering (continued)

underwriting discount of $0.98 per share. In addition, on May 11, 1999, the Company issued 380,184 shares of Common Stock to Andersen Consulting and 3.0 million shares of Common Stock to Cisco Systems, Inc. for $13.02 per share or an aggregate purchase price of approximately $44.0 million. Net proceeds to the Company from all shares sold were approximately $102.4 million. Upon the consummation of Portal's initial public offering on May 11, 1999, all of the then outstanding Series A Preferred Stock and Series B Preferred Stock automatically converted into Common Stock.

 Convertible Preferred Stock

  A summary of convertible preferred stock is as follows:

                                  January 31, 1998                   January 31, 1999
                         ---------------------------------- ----------------------------------
                                                Liquidation                        Liquidation
                         Authorized Outstanding Preference  Authorized Outstanding Preference
                         ---------- ----------- ----------- ---------- ----------- -----------
Series A................ 18,900,000 18,311,640  $ 3,051,940 18,900,000 18,416,190  $ 3,069,365
Series B................ 10,800,000  9,999,999   14,999,998 10,800,000 10,235,997   15,353,995
                         ---------- ----------  ----------- ---------- ----------  -----------
                         29,700,000 28,311,639  $18,051,938 29,700,000 28,652,187  $18,423,360
                         ========== ==========  =========== ========== ==========  ===========

  At January 31, 1999, 20,000,000 shares of preferred stock were authorized. In connection with the initial public offering, all outstanding shares of preferred stock were converted to common stock and 5,000,000 shares of preferred stock were authorized.

 Common Stock

  Portal has issued shares of common stock which are subject to Portal's right to repurchase at the original issuance price upon the occurrence of certain events, as defined in the agreement relating to the sale of such stock. The repurchase rights lapse ratably over a period of one to four years from the date of issuance. At January 31, 1998 and 1999 and July 31, 1999, approximately 14,713,647, 6,510,846 and 3,832,355 shares were subject to repurchase. Of the shares subject to repurchase, 8,428,914, 5,947,011 and 3,694,706 shares were issued upon the exercise of options under the 1995 Stock Option Plan. In the event that a stockholder negotiates to sell all or part of the stock to a third party, Portal has a right of first refusal to repurchase that stock at the negotiated price.

  At July 31, 1999, common stock was reserved for issuance as follows
(unaudited):

   Exercise of outstanding stock options...........................  9,332,733
   Shares of common stock available for grant under the 1995 Stock
    Option/Stock Issuance Plan and 1999 Stock Issuance Plan........  4,028,872
   Shares of common stock available for issuance under the 1999
    Employee Stock Purchase Plan...................................  1,800,000
   Exercise of common stock warrants outstanding...................    230,097
                                                                    ----------
                                                                    15,391,702
                                                                    ==========

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(6) Stockholders' Equity (continued)

 Warrants

  Warrants to purchase 31,362 shares of common stock for a price of $0.017 per share were issued in connection with bridge loan financing in December 1995. During the year ended January 31, 1999 and the six months ended July 31, 1999, 18,861 and 12,501 shares were exercised. The warrants expire in January 2003 and the value ascribed to the warrants is immaterial for financial statement purposes.

  Warrants to purchase 3,620,700 shares of Series A preferred stock at a price of $0.17 per share were issued in connection with the issuance of Series A preferred stock in March 1996. During the years ended January 31, 1997, 1998 and 1999 and the six months ended July 31, 1999, 3,075,000, 100,050, 104,550 and 341,100 shares were exercised. The value ascribed to these warrants is immaterial for financial statement purposes.

  Warrants to purchase 230,097 shares of Series B preferred stock for a price of $1.50 per share were issued in connection with the issuance of notes payable and the signing of capital lease agreements in July 1997. Upon completion of the Company's initial public offering, the outstanding warrants to purchase 230,097 shares of Series B preferred stock were automatically converted into warrants to purchase 230,097 shares of common stock at the same exercise price. None of these warrants have been exercised and all shares were outstanding at July 31, 1999. The Series B preferred stock warrants expire in September 2003. The warrants were appraised at the date of issuance and additional interest expense of $104,000 was recorded. This amount was deferred and is being amortized to interest expense over the term of the notes. During the year ended January 31, 1999 and the six months ended July 31, 1999, $38,310 and $23,796 of the additional interest expense was amortized.

 Stock Options

  Pursuant to the 1995 Stock Option/Stock Issuance Plan and the 1999 Stock Incentive Plan (together, the "Plans"), the board of directors or one of its designated committees are authorized to grant incentive stock options or nonqualified stock options to employees, officers, and directors of Portal. The Plans allow for the grant of incentive stock options to employees and grant of nonstatutory stock options to eligible participants.

  The option price is not less than 100% or 85% of the fair value on the date of the grant as determined for incentive stock options and nonqualified stock options, respectively, except for options granted to a person owning greater than 10% of the total voting power of Portal, for which the exercise price of the options must not be less than 110% of the fair value at the time of grant. Options generally become exercisable upon grant subject to repurchase rights in favor of Portal until vested. Shares generally vest over a period of no more than five years. Options may be granted with different vesting terms at the discretion of the board of directors or one of its designated committees. Options are exercisable for a term of ten years after the date of grant except those options granted to a person owning greater than 10% of the total voting power of stock of Portal, which are exercisable for a term of five years after the date of grant. In the event of a change in control in which options granted under the Plans are not assumed, the options will accelerate and vest in full and existing repurchase rights will lapse.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(6) Stockholders' Equity (continued)

 Stock Options (continued)

  A summary of Portal's stock option activity under all Plans and related information follows:

                            January 31, 1998      January 31, 1999       July 31, 1999
                          --------------------- --------------------- --------------------
                                      Weighted-             Weighted-            Weighted-
                                       Average               Average              Average
                                      Exercise              Exercise             Exercise
                            Shares      Price     Shares      Price    Shares      Price
                          ----------  --------- ----------  --------- ---------  ---------
                                                                          (unaudited)
Outstanding at beginning
 of period..............   1,667,268    $0.01      891,684    $0.02   5,596,200   $ 1.53
Options granted.........   9,270,915    $0.02    6,891,000    $1.39   4,836,710   $12.68
Options exercised.......  (9,211,974)   $0.02   (2,036,484)   $0.43    (436,275)  $ 0.71
Options canceled........    (834,525)   $0.02     (150,000)   $1.28    (663,902)  $ 8.15
                          ----------    -----   ----------    -----   ---------   ------
Outstanding at end of
 period.................     891,684    $0.02    5,596,200    $1.53   9,332,733   $ 7.23
                          ==========    -----   ==========    -----   =========   ------
Exercisable at end of
 period.................     891,684    $0.02    5,596,200    $1.53     785,472   $ 2.68
                          ==========    -----   ==========    -----   =========   ------
Weighted-average fair
 value of options
 granted................                $0.01                 $0.36               $ 2.02
                                        =====                 =====               ======

  At January 31, 1998 and 1999 and July 31, 1999, 8,428,914, 5,947,011 and
3,694,706 shares which had been issued upon exercise of options were subject to repurchase. At January 31, 1998 and 1999 and July 31, 1999, options to acquire 50,193, 139,473 and 785,472 shares were vested but not exercised.

  Exercise prices for options outstanding as of January 31, 1999 and July 31, 1999 and the weighted-average remaining contractual life are as follows:

                                                    Options Outstanding and
                                                          Exercisable
                                               ---------------------------------
                                                            Weighted-
                                                 Number      Average
                                               Outstanding  Remaining  Weighted-
Range of                                           at      Contractual  Average
Exercise                                       January 31,    Life     Exercise
 Prices                                           1999     (In years)    Price
--------                                       ----------- ----------- ---------
$0.001-$0.02..................................    410,349      8.7       $0.02
$0.02-$0.33...................................    484,500      9.2       $0.33
$0.34-$0.67...................................  1,556,601      9.3       $0.67
$0.68-$1.33...................................    762,000      9.5       $1.33
$1.34-$1.67...................................    361,650      9.7       $1.67
$1.68-$2.67...................................  1,768,950      9.8       $2.67
$2.68-$4.00...................................    252,150      9.9       $4.00
                                                ---------
                                                5,596,200      9.5       $1.53
                                                =========

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(6) Stockholders' Equity (continued)

 Stock Options (continued)


                                                    Options Outstanding and
                                                          Exercisable
                                               ---------------------------------
                                                            Weighted-
                                                 Number      Average
                                               Outstanding  Remaining  Weighted-
Range of                                           at      Contractual  Average
Exercise                                        July 31,      Life     Exercise
 Prices                                           1999     (In years)    Price
--------                                       ----------- ----------- ---------
                                                          (unaudited)
$0.00-$0.02...................................     71,700      8.3      $ 0.02
$0.03-$0.67...................................  1,588,950      8.8      $ 0.60
$0.68-$1.67...................................  1,010,673      9.1      $ 1.45
$1.68-$2.67...................................  1,708,050      9.3      $ 2.67
$2.68-$4.00...................................    521,550      9.5      $ 4.00
$4.01-$12.00..................................  2,489,730      9.6      $10.00
$12.01-$20.00.................................  1,712,980      9.7      $14.00
$20.01-$42.00.................................    229,100      9.9      $41.81
                                                ---------
                                                9,332,733
                                                =========

  During the year ended January 31, 1999, in connection with the grant of certain share options to employees, Portal recorded deferred stock compensation of $16.8 million representing the difference between the exercise price and the deemed fair value of Portal's common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity (net capital deficiency) and is being amortized by charges to operations on a graded vesting method. In fiscal 1999 and the six months ended July 31, 1998 and 1999, Portal recorded amortization of deferred stock compensation expense of approximately $2.3 million, $0.3 million and $5.0 million. At July 31, 1999, Portal had a total of approximately $9.5 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

 1999 Employee Stock Purchase Plan

  In February 1999, the board of directors approved the adoption of Portal's 1999 Employee Stock Purchase Plan. This was approved by the stockholders in April 1999. A total of 1,800,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The 1999 Purchase Plan permits eligible employees to acquire shares of Portal's common stock through periodic payroll deductions of up to 15% of total compensation. No more than 1,250 shares may be purchased on any purchase date per employee. Each offering period will have a maximum duration of 24 months. Purchases occur on the last day of each November and May of each offering period. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Portal's common stock on each employee's applicable enrollment date (May 5, 1999 for all participating employees as of that date) or on the last day of the respective purchase period. The initial offering period commenced on the effectiveness of the initial public offering and will end on the last business day of May, 2001.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(6) Stockholders' Equity (continued)


 Accounting for Stock-Based Compensation

  As discussed in Note 1, Portal has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB Opinion No. 25, Portal does not recognize compensation expense with respect to such awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

  The fair value for these awards was estimated at the date of grant using the minimum value options pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Portal's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of options granted during the years ended January 31, 1997, 1998, and 1999 was determined using the minimum value method with a risk-free interest rate of 6.0%, an expected life of six years, and a dividend yield of zero.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Portal's pro forma information follows (in thousands, except per share amounts):

                                                     Year Ended January 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
   Net loss:
   As reported..................................... $(2,274) $(7,587) $(17,408)
   Pro forma.......................................  (2,277)  (7,607)  (17,861)
   Basic and diluted net loss per share:
   As reported..................................... $ (0.18) $ (0.37) $  (0.59)
   Pro forma.......................................   (0.18)   (0.37)    (0.60)

(7) Income Taxes

  Portal's provision for income taxes of approximately $0.7 million for the year ended January 31, 1999 consists of alternative minimum taxes, foreign withholding and local income taxes. Portal's provision for income taxes of approximately $0.8 million for the six months ended July 31, 1999 consists of foreign withholding taxes on revenue and tax on earnings generated from foreign operations in certain foreign jurisdictions. The reconciliation of income tax expense (benefit) attributable to continuing operations computed at the U.S. federal statutory rates to income tax

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(7) Income Taxes (continued)

expense (benefit) for the fiscal years ended January 31, 1997, 1998, and 1999 and the six months ended July 31, 1998 and 1999 is as follows (in thousands):

                                      Year Ended January        Six Months
                                              31,             Ended July 31,
                                     -----------------------  ----------------
                                     1997    1998     1999     1998     1999
                                     -----  -------  -------  -------  -------
                                                                (unaudited)
   Tax provision (benefit) at U.S.
    statutory rate.................  $(773) $(2,579) $(5,676) $(2,263) $(1,868)
   Loss for which no tax benefit is
    currently recognizable ........    773    2,579    5,676    2,263    3,163
   Alternative minimum tax.........    --       --       500      --       --
   One-time gain upon expiration of
    unexercised put option on com-
    mon stock......................    --       --       --       --    (1,295)
   Foreign income and withholding
    taxes..........................    --       --       215      --       816
                                     -----  -------  -------  -------  -------
   Total...........................  $ --   $   --   $   715  $   --   $   816
                                     =====  =======  =======  =======  =======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of Portal's deferred tax assets are as follows (in thousands):

                                                   January 31,
                                                 -----------------   July 31,
                                                  1998      1999       1999
                                                 -------  --------  -----------
                                                                    (unaudited)
   Deferred tax assets:
     Net operating loss carryforwards..........  $ 1,275  $     --   $     --
     Tax credit carryforwards..................      396     1,053      2,194
     Deferred revenue..........................    2,437     8,980     10,220
     Deferred compensation.....................      --        782      2,778
     Accruals and reserves not currently
      deductible...............................      292     1,679      1,297
     Other, net................................       --        66         61
                                                 -------  --------   --------
   Total deferred tax assets...................    4,400    12,560     16,550
   Valuation allowance.........................   (4,400)  (12,560)   (16,550)
                                                 -------  --------   --------
   Net deferred tax assets.....................  $    --  $     --   $     --
                                                 =======  ========   ========

  Realization of deferred tax assets is dependent on future earnings, if any, the timing and the amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the deferred tax assets as of January 31, 1999 and 1998 and July 31, 1999, has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of approximately $8.2 million and $3.1 million for the years ended January 31, 1999 and 1998 and $4.0 million for the six months ended July 31, 1999.

                             PORTAL SOFTWARE, INC.

                      (Information as of July 31, 1999 and
      for the six month periods ended July 31, 1998 and 1999 is unaudited)


(7) Income Taxes (continued)

  As of July 31, 1999, Portal had federal research and development tax credit carryforwards of approximately $0.9 million, which will expire at various dates from 2012 through 2020, if not utilized. In addition, Portal had a foreign tax credit carry forward of approximately $0.8 million, which will expire in 2005, if not utilized, and federal alternative minimum tax credit carryforwards of approximately $0.5 million which have an unlimited carryforward period.

  Utilization of tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in expiration of tax credit carryforwards before full utilization.

                                  UNDERWRITING

  Portal, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht & Quist LLC are the representatives of the underwriters.

                                                                       Number of
   Underwriters                                                          Shares
   ------------                                                        ---------
   Goldman, Sachs & Co. ..............................................
   BancBoston Robertson Stephens Inc..................................
   Credit Suisse First Boston Corporation.............................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Hambrecht & Quist LLC..............................................
                                                                        ------
     Total............................................................
                                                                        ======

                               ----------------

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Portal to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Portal. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                 Paid by Portal

                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share.............................................     $            $
Total.................................................     $            $

  Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $   per share from the initial price to public. Any of these
securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $   per share from the
initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

  Portal and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

  In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, certain Underwriters and selling group members that are market makers ("passive market makers") in the common stock may make bids for or purchases of the common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that

 . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calender months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which the prospectus forms a part,

 . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and

 . bids made by passive market makers must be identified by such.

  Portal will pay the expenses of the offering on behalf of the selling stockholders, excluding underwriting discounts and commissions. The expenses of the offering are estimated to be approximately $600,000.

  Portal and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                           [DESCRIPTION OF ARTWORK]

[FAST TIME-TO-MARKET WITH NEW SERVICES DIAGRAM]

[A diagram, in the shape of steps, depicting Portal's Infranet Platform representing Object APIs; Access Services, including Basic Dial-Up, ISDN, xDSL, Roaming, Dedicated Internet Protocol Access, ATM and Frame Relay and Cable Modem; Consumer Services, including Personal Web Pages, Online Gaming, IP Telephony, Information Services and Content and Personal Finance Services; and Business Services, including Web Site Hosting, VPN, IP Fax, Audio/Video Conference and Application Hosting.]

                               INSIDE BACK COVER

  The inside back cover of the prospectus has a caption centered across the top of the page which reads "Infrastructure Software for Internet-Based Services." Directly below the caption is a sentence which reads, "Portal offers the software foundation for providers of Internet-based services to rapidly deploy a wide range of new services, speeding time to market."

  Along the right side of the back cover reading from bottom to top vertically is the phrase "No Limits." "No Limits" is embedded in a red stripe which runs from the bottom to the top of the page vertically.

  In the center of the back cover there is a large blue circle. Contained within the large blue circle is a medium red circle. Contained within the medium red circle is a small white circle. Each smaller circle cuts out a portion of the next large size circle. The medium and small circles are not centered within the large circle; rather, they move further towards the top of the circle towards what would be 12 o'clock if it were a clock. The small white circle contains the Portal logo with the phrase "Real Time No Limits" below the Portal logo. The medium red circle is cut into four parts, each part which contains one type of Portal's customers and which reads counterclockwise within the medium red circle: "Internet Service Providers," "Emerging Communications Providers," "Traditional Telecommunications Providers" and "Content Providers." The large blue circle is divided into three parts, each part which contains a description of three main types of providers which deploy Portal's software and which reads counterclockwise within the large blue circle: "Access Services," "Consumer Services" and "Business Services." Below each of the captions is a horizontal list which details which specific services may be deployed by Internet-based service providers within that main type of service. The bullet points below "Access Services" read: "Dial-Up," "Leased-Line," "xDSL," "Roaming" and "Cable Modem." The bullet points below "Consumer Services" read "Personal Web Pages," "On-line Gaming," "IP Telephony," "Information Services" and "Financial Services." The bullet points below "Business Services" read "Web Site Hosting," "Virtual Private Networks," "IP Fax," "Video Conference" and "Application Hosting."

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                                ---------------


                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Price Range of Common Stock..............................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  36
Management...............................................................  52
Certain Transactions.....................................................  62
Principal and Selling Stockholders.......................................  64
Description of Capital Stock.............................................  66
Shares Eligible for Future Sale..........................................  70
Legal Matters............................................................  71
Experts..................................................................  71
Additional Information...................................................  72
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,000,000 Shares

                             Portal Software, Inc.

                                 Common Stock

                                ---------------


                        [LOGO OF PORTAL SOFTWARE, INC.]

                                ---------------

                             Goldman, Sachs & Co.

                                  BancBoston
                              Robertson Stephens

                          Credit Suisse First Boston

                         Donaldson, Lufkin & Jenrette

                               Hambrecht & Quist

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Portal in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   SEC Registration Fee.............................................. $  82,023
   NASD Filing Fee................................................... $  30,005
   Nasdaq National Market Listing Fee................................ $  17,500
   Printing and Engraving Expenses................................... $ 130,000
   Legal Fees and Expenses........................................... $ 150,000
   Accounting Fees and Expenses...................................... $  75,000
   Blue Sky Fees and Expenses........................................ $   5,000
   Transfer Agent Fees............................................... $   8,000
   Miscellaneous..................................................... $ 102,472

     Total........................................................... $ 600,000

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6 of Portal's Amended and Restated Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Portal's Second Amended and Restated Certificate of Incorporation provides that, subject to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to Portal and its stockholders. This provision in the Second Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Portal or its stockholders for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Portal has entered into indemnification agreements with its officers and directors, a form of which was previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-72999) (the "Indemnification Agreements"). The Indemnification Agreements provide Portal's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Portal against certain liabilities, and Section 1.10 of the Amended and Restated Investor Rights Agreement contained in Exhibit 4.2 and 4.3 hereto, indemnifying certain of Portal's stockholders, including controlling stockholders, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below.

    (a) The Registrant issued and sold 11,529,456 shares of its Common Stock to employees and consultants for an aggregate purchase price of $1,099,128 pursuant to direct stock issuances and the exercise of options under its 1995 Stock Option/Stock Issuance Plan.

    (b) From March 1996 through January 1997, the Registrant issued and sold an aggregate of 15,136,590 shares of Series A Preferred Stock at a per share price of $0.17, for an aggregate of $2,522,765 to several investors.

    (c) In June 1996, the Registrant issued and sold 2,534,500 shares of its Common Stock at a per share price of $0.007 for an aggregate purchase price of $16,890 to an officer of the Registrant.

    (d) In April 1996, the Registrant issued warrants to purchase 546,600 shares of Series A Preferred Stock at a per share price of $0.17 to several investors.

    (e) In October 1996, the Registrant issued and sold 1,500,000 shares of Common Stock to entities affiliated with Accel Partners upon exercise of warrants for an aggregate purchase price of $1,000.

    (f) In January 1997, the Registrant issued and sold 3,075,000 shares of Series A Preferred Stock to entities affiliated with Accel Partners upon exercise of warrants for an aggregate purchase price of $512,500.

    (g) In April 1997, the Registrant issued 100,050 shares of Series A Preferred Stock to an investor upon exercise of warrants for an aggregate purchase price of $16,825.

    (h) In September 1997, in connection with an equipment leasing transaction, the Registrant issued warrants to purchase 130,098 shares of its Series B Preferred Stock, at an exercise price of $1.50 per share, to Lighthouse Capital.

    (i) In September 1997, in connection with a line of credit, the Registrant issued a warrant to purchase 12,501 shares of its Common Stock, at an exercise price of $1.02 per share, to Imperial Bank.

    (j) In November 1997, in connection with a bridge loan, the Registrant issued warrants to purchase 18,861 shares of its Common Stock, at an exercise price of $1.02 per share, to entities affiliated with Accel Partners.

    (k) In January 1998, in connection with an equipment leasing transaction, the Registrant issued warrants to purchase 99,999 shares of its Series B Preferred Stock, at an exercise price of $1.50 per share, to Comdisco, Inc.

    (l) From January through August 1998, the Registrant issued and sold an aggregate of 10,235,997 shares of Series B Preferred Stock at a per share price of $1.50, for an aggregate of $15,353,996 to several investors, which includes 6,666 shares and 5,334 shares of Series B Preferred Stock issued to two members of the Registrant's outside counsel, Brobeck, Phleger & Harrison LLP at a per share price of $1.50 for an aggregate purchase price of $9,999 and $8,001, respectively.

    (m) In May 1998, the Registrant issued 104,550 shares of Series A Preferred Stock to an investor upon exercise of warrants for an aggregate purchase price of $17,425.

    (n) In June 1998, the Registrant issued and sold 18,861 shares of Common Stock to entities affiliated with Accel Partners upon exercise of warrants for an aggregate purchase price of $314.

    (o) In April 1999, the Registrant issued and sold 341,100 shares of Series A Preferred Stock to an investor upon exercise of a warrant for an aggregate purchase price of $56,850.

    (p) In May 1999, Imperial Bank exercised a warrant to purchase 12,501 shares of Portal Common Stock.

    (q) In May 1999, the Registrant issued and sold a total of 3,380,184 shares of Common Stock to Cisco Systems, Inc. and Anderson Consulting LLP for an aggregate purchase price of $44,089,996.

  None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant or otherwise, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

(a) Exhibits

 Exhibit
  Number  Exhibit Title
 -------  -------------
  1.1(2)  Form of Underwriting Agreement among the Registrant, Goldman Sachs &
          Co., BancBoston Robertson Stephens Inc., Credit Suisse First Boston
          Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and
          Hambrecht & Quist LLC.
  3.1(1)  Amended and Restated Certificate of Incorporation.
  3.2(1)  Bylaws.
  4.1(1)  Form of Registrant's Specimen Common Stock Certificate.
  4.2(1)  Amended and Restated Investors' Rights Agreement, among the
          Registrant and the investors and founders named therein, dated
          January 29, 1998.
  4.3(1)  Amendment No. 1 to the Amended and Restated Investors' Rights
          Agreement, dated March 3, 1998.
  4.4(1)  Reference is made to Exhibits 3.1 and 3.2.
  5.1(2)  Opinion of Brobeck, Phleger & Harrison LLP, counsel for the
          Registrant, with respect to the common stock being registered.
 10.1(1)  Lease Agreement between Registrant and Stevens Creek Office Center
          Associates for office facilities at Stevens Creek Office Center,
          Cupertino, California, dated November 4, 1991, as amended.
 10.2(1)  Lease Agreement between Registrant and Stevens Creek Office Center
          Associates for office facilities at 20833 Stevens Creek Boulevard,
          Cupertino, California, dated as of September 8, 1998.
 10.3(1)  Loan and Security Agreement by and between Registrant and Lighthouse
          Capital Partners, L.P., dated as of July 24, 1997, as amended.
 10.4(1)  Registrant's 1995 Stock Option/Stock Issuance Plan and exhibits.
 10.5(1)  Registrant's 1999 Stock Incentive Plan.
 10.6(1)  Registrant's 1999 Employee Stock Purchase Plan.
 10.7(1)  Form of Directors' and Officers' Indemnification Agreement.
 10.8(1)  Form of Registrant's Software License and Support Agreement.
 10.9(1)  Form of Registrant's Business Alliance Agreement.
 10.10(1) Stock Purchase Agreement with Cisco Systems, Inc., dated April 13,
          1999.

 Exhibit
  Number  Exhibit Title
 -------  -------------
 10.11(1) Stock Purchase Agreement with Andersen Consulting LLP, dated April
          12, 1999.
 10.12(1) Loan Agreement and General Security Agreement between Portal
          Software, Inc. and Imperial Bank, dated April 15, 1999.
 10.13(2) Lease agreement dated June 25, 1999 by and between Registrant and TST
          Cupertino, L.L.C. for office facilities at Cupertino City Center V,
          10200 South De Anza Boulevard, Cupertino, California.
 21.1(2)  Subsidiaries of the Registrant.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2(2)  Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
 24.1(2)  Power of Attorney. Reference is made to Page II-5.
 27.1(2)  Financial Data Schedule (In EDGAR format only).

--------
(1) Incorporated herein by reference from Registration Statement on Form S-1 (No. 333-72999)
(2) Previously filed.

(b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  Portal hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Portal pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of Portal, Indemnification Agreements entered into between Portal and its officers and directors, the Underwriting Agreement, or otherwise, Portal has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Portal of expenses incurred or paid by a director, officer, or controlling person of Portal in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Portal will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by Portal pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on this 27th day of September, 1999.

                                          PORTAL SOFTWARE, INC.

                                                     Mitchell L. Gaynor
                                          By: /s/ _____________________________
                                                    Mitchell L. Gaynor,
                                               General Counsel and Secretary

             Signature                           Title                    Date
             ---------                           -----                    ----

                 *                   President, Chief Executive    September 27, 1999
____________________________________  Officer (Principal
           John E. Little             Executive Officer)

                 *                   Chief Financial Officer,      September 27, 1999
____________________________________  Vice President, Finance
           Jack L. Acosta             (Principal Financial and
                                      Accounting Officer)

                 *                   Director                      September 27, 1999
____________________________________
          Edward J. Zander

                 *                   Director                      September 27, 1999
____________________________________
        David C. Peterschmidt

                 *                   Director                      September 27, 1999
____________________________________
       William T. Coleman III
                                     Director                      September 27, 1999
____________________________________
          Arthur Patterson

      /s/ Mitchell L. Gaynor
*By: _______________________________
          Mitchell L. Gaynor
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
  Number  Exhibit Title
 -------  -------------
  1.1(2)  Form of Underwriting Agreement among the Registrant, Goldman Sachs &
          Co., BancBoston Robertson Stephens Inc., Credit Suisse First Boston
          Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and
          Hambrecht & Quist LLC.
  3.1(1)  Amended and Restated Certificate of Incorporation.
  3.2(1)  Bylaws.
  4.1(1)  Form of Registrant's Specimen Common Stock Certificate.
  4.2(1)  Amended and Restated Investors' Rights Agreement, among the
          Registrant and the investors and founders named therein, dated
          January 29, 1998.
  4.3(1)  Amendment No. 1 to the Amended and Restated Investors' Rights
          Agreement, dated March 3, 1998.
  4.4(1)  Reference is made to Exhibits 3.1 and 3.2.
  5.1(2)  Opinion of Brobeck, Phleger & Harrison LLP, counsel for the
          Registrant, with respect to the common stock being registered.
 10.1(1)  Lease Agreement between Registrant and Stevens Creek Office Center
          Associates for office facilities at Stevens Creek Office Center,
          Cupertino, California, dated November 4, 1991, as amended.
 10.2(1)  Lease Agreement between Registrant and Stevens Creek Office Center
          Associates for office facilities at 20833 Stevens Creek Boulevard,
          Cupertino, California, dated as of September 8, 1998.
 10.3(1)  Loan and Security Agreement by and between Registrant and Lighthouse
          Capital Partners, L.P., dated as of July 24, 1997, as amended.
 10.4(1)  Registrant's 1995 Stock Option/Stock Issuance Plan and exhibits.
 10.5(1)  Registrant's 1999 Stock Incentive Plan.
 10.6(1)  Registrant's 1999 Employee Stock Purchase Plan.
 10.7(1)  Form of Directors' and Officers' Indemnification Agreement.
 10.8(1)  Form of Registrant's Software License and Support Agreement.
 10.9(1)  Form of Registrant's Business Alliance Agreement.
 10.10(1) Stock Purchase Agreement with Cisco Systems, Inc., dated April 13,
          1999.
 10.11(1) Stock Purchase Agreement with Andersen Consulting LLP, dated April
          12, 1999.
 10.12(1) Loan Agreement and General Security Agreement between Portal
          Software, Inc. and Imperial Bank, dated April 15, 1999.
 10.13(2) Lease agreement dated June 25, 1999 by and between Registrant and TST
          Cupertino, L.L.C. for office facilities at Cupertino City Center V,
          10200 South De Anza Boulevard, Cupertino, California.
 21.1(2)  Subsidiaries of the Registrant.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2(2)  Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
 24.1(2)  Power of Attorney. Reference is made to Page II-5.
 27.1(2)  Financial Data Schedule (In EDGAR format only).

--------
(1) Incorporated herein by reference from Registration Statement on Form S-1 (No. 333-72999)
(2) Previously filed